UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934 (Amendment No.   )

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LPL Financial Holdings Inc.

(Name of Registrant as Specified In Its Charter)

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2015 PROXY STATEMENT

Notice of Annual Meeting of Stockholders to be held on May 11, 2015

LPL Financial



75 State Street, Boston, MA 02109-1827

March [   ], 2015

Dear Fellow Stockholders:

It is my pleasure to invite you to attend the 2015 Annual Meeting of Stockholders of LPL Financial Holdings Inc. The meeting will be held on Monday, May 11, 2015, at 3:00 p.m., local time, at our offices located at 75 State Street, Boston, Massachusetts 02109. Holders of record of our common stock as of March 19, 2015, are entitled to notice of and to vote at the 2015 Annual Meeting.

The Notice of Annual Meeting of Stockholders and the proxy statement that follow describe the business to be conducted at the meeting.

We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their stockholders over the Internet. We believe this approach will allow us to provide you with the information you need while expediting your receipt of these materials, lowering our costs of delivery, and reducing the environmental impact of our annual meeting. If you would like us to send you printed copies of our proxy statement and accompanying materials, we will be happy to do so at no charge upon your request. For more information, please refer to the Notice of Internet Availability of Proxy Materials that we mailed to you on or about March [   ], 2015.

YOUR VOTE IS VERY IMPORTANT. PLEASE SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

You are welcome to attend the annual meeting. However, even if you plan to attend, please vote your shares promptly to ensure they are represented at the meeting. You may submit your proxy by Internet or telephone, as described in the following materials, or if you request printed copies of these materials, by completing and signing the proxy card and returning it in the envelope provided. If you decide to attend the meeting and wish to change your proxy, you may do so automatically by voting in person at the meeting.

We ask you to RSVP if you intend to attend the annual meeting. Please refer to page 1 of the accompanying proxy statement for further information concerning attendance at the annual meeting.

On behalf of the Board of Directors, I thank you for your continued support of LPL Financial Holdings Inc.

Sincerely,

Mark S. Casady
Chair and CEO



75 State Street, Boston, MA 02109-1827

Notice of Annual Meeting of Stockholders

Time and Date	3:00 p.m., local time, on Monday, May 11, 2015
Location	LPL Financial Holdings Inc. 75 State Street Boston, Massachusetts 02109
Items of Business	(1) Elect eight directors to the Board of Directors of LPL Financial Holdings Inc.; (2) Approve the amendment and restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan; (3) Approve the amendment and restatement of the LPL Financial Holdings Inc. Corporate Executive Bonus Plan; (4) Ratify the appointment by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015; (5) Hold an advisory vote on executive compensation; and (6) Consider and act upon any other business properly coming before the 2015 annual meeting of stockholders (the "Annual Meeting") and at any adjournment or postponement thereof.
Record Date	Stockholders of record as of 5:00 p.m. Eastern Time on March 19, 2015 (the "Record Date") will be entitled to vote at the Annual Meeting and any postponements or adjournments thereof.

Information relating to the matters to be considered and voted on at the Annual Meeting is set forth in the proxy statement accompanying this Notice.

Cameras and electronic recording devices are not permitted at the Annual Meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SUBMIT YOUR PROXY BY FOLLOWING THE INSTRUCTIONS SET FORTH IN THE FOLLOWING MATERIALS. YOU MAY VOTE YOUR SHARES AND SUBMIT A PROXY BY USING THE INTERNET OR TELEPHONE AS DESCRIBED HEREIN OR, IF YOU REQUESTED PRINTED COPIES OF THESE MATERIALS, BY SIGNING AND RETURNING A PROXY CARD.

By Order of the Board of Directors,

Gregory M. Woods
Secretary

Boston, Massachusetts
March [ ], 2015

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 11, 2015:

THIS PROXY STATEMENT AND LPL FINANCIAL HOLDINGS INC.'S 2014 ANNUAL REPORT ON FORM 10-K ARE AVAILABLE AT WWW.LPL.COM. ADDITIONALLY, IN ACCORDANCE WITH SEC RULES, YOU MAY ACCESS THESE MATERIALS ON THE WEBSITE INDICATED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, WHICH YOU HAVE RECEIVED FROM COMPUTERSHARE SHAREOWNER SERVICES.

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

2015 Annual Meeting of Stockholders

Time and Date	3:00 p.m., local time, on Monday, May 11, 2015
Location	LPL Financial Holdings Inc. 75 State Street Boston, Massachusetts 02109
Record Date	5:00 p.m. Eastern Time on March 19, 2015
Voting	Shareholders as of the Record Date are entitled to one vote per share on each matter to be voted upon at the Annual Meeting.
Entry	Everyone attending the Annual Meeting will be required to present both proof of ownership of the Company's common stock and valid picture identification, such as a driver's license or passport. If your shares are held in the name of a bank, broker, or other holder of record, you will need a recent brokerage account statement or letter from your bank, broker, or other holder reflecting stock ownership as of the Record Date. If you do not have both proof of ownership of the Company's common stock and valid picture identification, you may not be admitted to the Annual Meeting.

Voting Proposals

Proposal	Board Recommendation	Page Reference
Proposal 1: Election of Directors	FOR all nominees	5
Proposal 2: Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan	FOR	18
Proposal 3: Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. Corporate Executive Bonus Plan	FOR	28
Proposal 4: Ratification of the Appointment by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm	FOR	61
Proposal 5: Advisory Vote on Executive Compensation	FOR	64

Table of Contents

LPL FINANCIAL HOLDINGS INC.
Proxy Statement
2015 Annual Meeting of Stockholders

General Information

Introduction

This proxy statement and the accompanying Notice of Annual Meeting of Stockholders are being furnished to the holders of common stock, $0.001 par value (the "Common Stock"), of LPL Financial Holdings Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies on behalf of the board of directors of the Company (the "Board" or the "Board of Directors") for use at the 2015 annual meeting of stockholders (the "Annual Meeting") and any adjournment or postponement thereof. The Annual Meeting will be held on Monday, May 11, 2015, at the offices of LPL Financial, 75 State Street, Boston, Massachusetts 02109 at 3:00 p.m., local time.

> *Stockholders who wish to attend the Annual Meeting in person must follow the instructions under the section below entitled "Attending the Annual Meeting."*

The Board has made this proxy statement and the Company's 2014 annual report on Form 10-K (the "Annual Report") available to you on the Internet or, upon your request, has delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at the Annual Meeting. As a stockholder of the Company as of 5:00 p.m. Eastern Time on March 19, 2015 (the "Record Date"), you are invited to attend the Annual Meeting and are entitled to and requested to vote on the items of business described in this proxy statement.

Record Date, Shares Outstanding, and Quorum

On the Record Date, there were [   ] outstanding shares of Common Stock. Only stockholders of record as of the Record Date will be entitled to vote at the Annual Meeting. A list of stockholders of record entitled to vote will be available at the meeting. In addition, you may contact our corporate secretary, at our address as set forth above, to make arrangements to review a copy of the stockholder list at our offices, for any purpose germane to the meeting, between the hours of 9:00 a.m. and 5:00 p.m., local time, on any business day from May 1, 2015 up to the time of the Annual Meeting.

The presence in person or by proxy of a majority of shares of Common Stock outstanding and entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Both abstentions and broker non-votes will be counted as present in determining the presence of a quorum. A "broker non-vote" is a proxy from a broker or other nominee indicating that such person has not received instructions from the beneficial owner on a particular matter with respect to which the broker or other nominee does not have discretionary voting power. Brokers have the discretion to vote their clients' proxies only on routine matters. At our Annual Meeting, only the ratification of our auditors is a routine matter. Each share of Common Stock is entitled to one vote.

Notice of Electronic Availability of Proxy Statement and Annual Report

As permitted by the Securities and Exchange Commission (the "SEC"), we are making this proxy statement and our Annual Report available to our stockholders electronically via the Internet. On or about March [   ], 2015, a Notice of Internet Availability of Proxy Materials (the "Notice") was mailed to stockholders of record as of the Record Date. We are furnishing our proxy materials to our stockholders on the Internet in lieu of mailing a printed copy of our proxy materials to each record holder of Common Stock. You will not receive a printed copy of our proxy materials unless you request one. The Notice instructs you as to how you may access and review on the Internet all of the important information contained in these proxy materials or request a printed copy of those materials. The Notice also instructs you as to how you may vote your proxy.

Attending the Annual Meeting

We invite all stockholders to attend the Annual Meeting. If you are a record holder of our Common Stock, which means that your shares are represented by ledger entries in your own name directly registered with our transfer agent, Computershare Shareowner Services, you must bring valid picture identification with you to the Annual Meeting to allow us to verify your ownership. If your Common Stock is held in "street name," which means that the shares are held for your benefit in the name of a broker, bank, or other intermediary, you must bring a brokerage account statement or letter from your broker, bank, or other intermediary reflecting stock ownership in order

to be admitted to the Annual Meeting. Please note that if you hold your Common Stock in street name, you may not vote your shares in person unless you obtain a legal proxy from your broker, giving you the right to vote the shares at the Annual Meeting.

If you do not have both proof of ownership of Common Stock and valid picture identification, you may not be admitted to the Annual Meeting.

> **If you plan to attend the Annual Meeting, please be sure to RSVP via email to lplfinancialannualmeeting@lpl.com. Please include your name and phone number in your response. A confirmation, including driving directions and additional meeting information, will be emailed to registered participants.**

Items of Business to be Voted upon at Annual Meeting

- To elect all of the nominees to the Board of Directors consisting of the eight nominees named in this proxy statement for a one-year term;

- To approve the amendment and restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan;

- To approve the amendment and restatement of the LPL Financial Holdings Inc. Corporate Executive Bonus Plan;

- To ratify the appointment by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2015;

- To hold an advisory vote on executive compensation; and

- To consider and act upon any other business properly coming before the Annual Meeting and at any adjournment or postponement thereof.

Manner of Voting

If you are a record holder of our Common Stock, you may vote in one of the following ways:

 *By Internet:* by following the Internet voting instructions included in the proxy card at any time up until 11:59 p.m., Eastern Time, on May 10, 2015.

 *By Telephone:* by following the telephone voting instructions included in the proxy card at any time up until 11:59 p.m., Eastern Time, on May 10, 2015.

 *By Mail:* by marking, dating, and signing your printed proxy card (if received by mail) in accordance with the instructions on it and returning it by mail in the pre-addressed reply envelope provided with the proxy materials for receipt prior to the Annual Meeting.

 *In Person:* by voting your shares in person at the Annual Meeting (if you satisfy the admission requirements, as described above). Even if you plan to attend the Annual Meeting, we encourage you to vote in advance by Internet, telephone, or mail so that your vote will be counted in the event you later decide not to attend the Annual Meeting.

If your shares are held in street name through a broker, bank, or other intermediary, your broker, bank, or other intermediary should give you instructions for voting your shares. In these cases, you may vote by Internet, telephone, or mail, as instructed by your broker, bank, or other intermediary. You may also vote in person if you obtain a legal proxy from your broker, giving you the right to vote the shares at the Annual Meeting.

Shares of Common Stock represented by properly executed proxy cards received by the Company in time for the meeting will be voted in accordance with the instructions specified in the proxies. If you submit a proxy but do not indicate any voting instructions, your shares will be voted "**FOR**" the election as directors of the nominees named in this proxy statement; "**FOR**" the approval of the amendment and

restatement of the Company's 2010 Omnibus Equity Incentive Plan; "**FOR**" the approval of the amendment and restatement of the Company's Corporate Executive Bonus Plan; "**FOR**" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm; and "**FOR**" the proposal regarding an advisory vote on executive compensation.

Our management and Board of Directors know of no other matters to be brought before the Annual Meeting. If other matters are properly presented to the stockholders for action at the Annual Meeting or any adjournments or postponements thereof, it is the intention of the proxy holders named in the proxy card to vote in their discretion on all matters on which the shares of Common Stock represented by such proxy are entitled to vote.

Voting Requirements

Proposal One—Election of Directors

Our bylaws provide that a nominee for director will be elected if the number of votes properly cast "for" such nominee's election exceeds the number of votes properly cast "against" such nominee's election; however, if the number of persons properly nominated for election to the Board of Directors exceeds the number of directors to be elected, the directors will be elected by the plurality of the votes properly cast. A vote to abstain or a broker non-vote will have no direct effect on the outcome of the election of directors.

Proposal Two—Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan

The proposal to approve the amendment and restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan will be determined by a majority of the votes cast on the matter affirmatively or negatively in person or by proxy at the Annual Meeting. A vote to abstain or a broker non-vote will have no direct effect on the outcome of the proposal.

Proposal Three—Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. Corporate Executive Bonus Plan

The proposal to approve the amendment and restatement of the LPL Financial Holdings Inc. Corporate Executive Bonus Plan will be determined by a majority of the votes cast on the matter affirmatively or negatively in person or by proxy at the Annual Meeting. A vote to abstain or a broker non-vote will have no direct effect on the outcome of the proposal.

Proposal Four—Ratification of Appointment of Deloitte & Touche LLP

The proposal to ratify the appointment of Deloitte & Touche LLP will be determined by a majority of the votes cast on the matter affirmatively or negatively in person or by proxy at the Annual Meeting. A vote to abstain or a broker non-vote will have no direct effect on the outcome of the proposal.

> *Proposal Five—Advisory Vote on Executive Compensation*
>
> Because the proposal to approve, on an advisory basis, the compensation awarded to named executive officers for the fiscal year ended December 31, 2014 is a non-binding, advisory vote, there is no required vote that would constitute approval. The vote is advisory and non-binding in nature but our Compensation and Human Resources Committee (the "Compensation Committee") will take into account the outcome of the vote when considering future executive compensation arrangements. A vote to abstain or a broker non-vote will have no direct effect on the outcome of the proposal.

Revocation of Proxies

If you submit a proxy, you are entitled to revoke your proxy at any time before it is exercised in one of the following ways: by attending the Annual Meeting and voting in person, by submitting a duly executed proxy bearing a later date, or by sending written notice of revocation to our corporate secretary at LPL Financial Holdings Inc., 75 State Street, Boston, Massachusetts 02109. A stockholder of record who voted by the Internet or by telephone may also change his or her vote with a timely and valid later Internet or telephone vote, as the case may be. Any stockholder of record as of the Record Date attending the Annual Meeting may vote in person whether or not a proxy has previously been given, but the presence (without further action) of a stockholder at the Annual Meeting will not constitute revocation of a previously given proxy. If you hold your shares in street name and would like to change your voting instructions, please follow the instructions provided to you by your broker, bank, or other intermediary.

Solicitation of Proxies

The Board of Directors of LPL Financial Holdings Inc. is soliciting proxies. We have not hired a proxy solicitation firm to assist in the solicitation of proxies. Stockholders who elect to vote over the Internet or telephone may incur costs such as telecommunication and Internet access charges for which the stockholder is solely responsible. The telephone and Internet voting facilities for stockholders of record will close at 11:59 p.m. Eastern Time on May 10, 2015. The Company will otherwise pay the expenses of solicitation of proxies.

Householding

Only one copy of the Notice is being delivered to multiple stockholders sharing an address, unless we have received contrary instructions from one or more of the stockholders. We will undertake to deliver promptly, upon written or oral request, a separate copy of the Notice to a stockholder at a shared address to which a single copy of the Notice was delivered. You may make a written or oral request by sending a written notification to our corporate secretary at LPL Financial Holdings Inc., 75 State Street, Boston, Massachusetts 02109, or by calling our offices at (617) 423-3644, extension 0, and providing your name, your shared address, and the address to which we should direct the additional copy of the Notice. Multiple stockholders sharing an address who have received one copy of the Notice and would prefer us to mail each stockholder a separate copy of future mailings should contact us at our principal executive offices. Additionally, if current stockholders with a shared address received multiple copies of the Notice and would prefer us to mail one copy of future mailings to stockholders at the shared address, notification of that request may also be made through our principal executive offices.

Access to Corporate Documents

Stockholders may receive a copy of our Annual Report or copies of our Audit Committee charter, Compensation and Human Resources Committee charter, Nominating and Governance Committee charter, and Code of Conduct free of charge by writing to us at the following address:


LPL Financial Holdings Inc.
75 State Street
Boston, MA 02109
Attn: Investor Relations


Proposal 1: Election of Directors

Our Board of Directors currently consists of seven independent directors and our chief executive officer. As recommended by the nominating and governance committee of the Board (the "Nominating and Governance Committee"), our Board of Directors has nominated each of the current directors standing for election, all to hold office until the annual meeting of stockholders in 2016 and until their respective successors shall have been elected.

As described in detail below, our nominees have considerable professional and business expertise. The recommendation of our Board of Directors is based on its carefully considered judgment that the experience, qualifications, attributes, and skills of our nominees qualify them to serve on our Board of Directors.

If any of our nominees is unable or unwilling to serve on our Board of Directors, the shares represented by your proxy will be voted for the election of such other person as may be nominated by our Board of Directors. In addition, in full compliance with all applicable state and federal laws and regulations, we will file an amended proxy statement and proxy card that, as applicable, (1) identifies the alternate nominee(s), (2) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees. We know of no reason why any nominee would be unable to accept nomination or election. All nominees have consented to be named in this proxy statement and to serve if elected.

Director Qualifications and Experience

We seek a Board that, as a whole, possesses the experiences, skills, backgrounds, and qualifications appropriate to function effectively in light of the Company's current and evolving business circumstances. The Company seeks directors with established records of significant accomplishment in business and areas relevant to our strategies. We seek individuals with integrity, independence of thought and judgment, energy, forthrightness,

analytical skills, and a commitment to the Company and the interests of all stockholders. We believe that all of our director nominees possess these characteristics.

Although we do not have a formal policy regarding diversity, our goal is a balanced and diverse Board, with members whose skills, background and experience are complementary and, together, cover the spectrum of areas that impact our business. The Board believes that the current composition of the Board reflects a group of highly talented individuals with diverse skills, backgrounds, and professional and industry experience.

Policy with Respect to the Consideration of Director Candidates Recommended or Nominated by Stockholders

The Nominating and Governance Committee will consider director candidates recommended by stockholders in accordance with our bylaws. For a stockholder to make any nomination for election to the Board of Directors at an annual meeting, the stockholder must provide notice and certain information about the recommending stockholder and the nominee to the Company, which notice must be delivered to, or mailed and received at, the Company's principal executive offices:

(i)   no later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day, prior to the anniversary date of the prior year's annual meeting; or

(ii)   if there was no annual meeting in the prior year or if the date of the current year's annual meeting is more than 30 days before or after the anniversary date of the prior year's annual meeting, on or before 10 days after the day on which the date of the current year's annual meeting is first disclosed in a public announcement.

Submissions must be in writing and addressed to the Nominating and Governance Committee, care of the Company's corporate secretary. Electronic submissions will not be considered.

Board of Director Nominees

The name, age, and a description of the business experience, principal occupation, and past employment and directorships of each of the nominees during the last five years are set forth below. In addition, we have summarized the particular experience, qualifications, attributes, and skills that led the Board of Directors, including our Nominating and Governance Committee, to determine that each nominee should serve as a director.

Richard W. Boyce, Director Since 2009

Mr. Boyce, 60, retired in 2013 from the partnership at TPG, a leading global private investment firm founded in 1992 with over $67 billion of assets under management as of December 31, 2014. He founded and led TPG's operating group, which drives performance improvement across all TPG companies. In his first role with TPG, he served as chief executive officer of J. Crew Group, Inc., from 1997 to 1999, and as a board member from 1997 to 2006. He became chair of Burger King Corporation in 2002 and served on that board through 2010. Prior to joining TPG, Mr. Boyce was employed by PepsiCo, Inc. from 1992 to 1997, most recently as senior vice president of operations for Pepsi-Cola North America and was previously a partner at Bain & Company. He has previously served on the board of directors of several other TPG companies, including Del Monte Foods, ON Semiconductor, Gate Gourmet, and Direct General Corporation. He currently serves on the Wake Forest University School of Business Board of Visitors and the board of directors of Torrent Technologies, and is a member of the Board of Overseers of the Hoover Institution at Stanford. Mr. Boyce received a B.S.E. from Princeton University and received his M.B.A. from the Stanford Graduate School of Business.

Mr. Boyce's pertinent experience, qualifications, attributes, and skills include his:

- high level of financial, operating, and management experience, gained through his roles as chief executive officer of J. Crew Group, Inc. and chair of the board of directors of Burger King Corporation;
- high level of financial literacy gained through his investment experience as a partner at TPG; and
- knowledge and experience gained through service on the boards of other public companies.

John J. Brennan, Director Since 2010

Mr. Brennan, 60, is chair emeritus and senior advisor of The Vanguard Group, Inc. ("Vanguard"), a global investment management company. Mr. Brennan joined Vanguard in July 1982. He was elected president in 1989 and served as chief executive officer from 1996 to 2008 and chair of the board from 1998 to 2009. Mr. Brennan is the lead director of General Electric Company and a director of Guardian Life Insurance Company of America; lead governor of the Financial Industry Regulatory Authority, Inc. ("FINRA") board of governors; and a trustee of the University of Notre Dame. He also served as a trustee and past chair of the Financial Accounting Foundation and as a director of The Hanover Insurance Group from 2011 until 2013. He graduated from Dartmouth College and received his M.B.A. from the Harvard Business School. He has received honorary degrees from Curry College and Drexel University.

Mr. Brennan's pertinent experience, qualifications, attributes, and skills include his:

- high level of financial literacy and operating and management experience, gained through his roles as chief executive officer and chair of the board of directors of Vanguard as well as through his service with the Financial Accounting Foundation; and
- expertise in the financial industry, underscored by his current role as lead governor of the board of governors of FINRA.

Mark S. Casady, Chief Executive Officer, Director and Chair of the Board Since 2005

Mr. Casady, 54, is chair of the Board of Directors and our chief executive officer. He joined us in May 2002 as chief operating officer and also served as our president from April 2003 to December 2005. He became chair in December 2005 and chief executive officer in March 2006. Before joining our firm, Mr. Casady was managing director, mutual fund group for Deutsche Asset Management, Americas—formerly Scudder Investments ("Scudder"). He joined Scudder in 1994 and held roles as managing director, Americas; head of global mutual fund group; and head of defined contribution services. He was also a member of the Scudder, Stevens and Clark Board of Directors and Management Committee. He is a current board member of Eze Software Group and Citizens Financial Group and serves on the FINRA board of governors. Mr. Casady received his B.S. from Indiana University and his M.B.A. from DePaul University.

Mr. Casady's pertinent experience, qualifications, attributes, and skills include his:

- unique perspective and insights into our operations as our current chair and chief executive officer, including knowledge of our business relationships, competitive and financial positioning, senior leadership, and strategic opportunities and challenges;
- operating, business, and management experience as the chief executive officer of a public company; and
- expertise in the financial industry, underscored by his experience as a current member of the board of governors of FINRA and a former member of the board of the Insured Retirement Institute.

H. Paulett Eberhart, Director Since 2014

Ms. Eberhart, 61, most recently served as president and chief executive officer of CDI Corp. ("CDI"), a provider of engineering and information technology outsourcing and professional staffing services, from 2011 to 2014, and served as an advisor to CDI until December 2014. From January 2009 until January 2011, Ms. Eberhart was chair and chief executive officer of HMS Ventures, a privately held business involved with technology services and the acquisition and management of real estate. Prior to that she served as president and chief executive officer of Invensys Process Systems, Inc. ("Invensys"), a process automation company, from January 2007 to January 2009. Ms. Eberhart held multiple senior-level financial and operational roles during a 26-year career at Electronic Data Systems Corporation ("EDS"), an information technology and business processing outsourcing company, including as president of Americas of EDS from 2003 until March 2004 and senior vice president of EDS and president of Solutions Consulting from 2002 to 2003. Ms. Eberhart currently serves as a director of Anadarko Petroleum Corporation and Cameron International Corporation. She is a Certified Public Accountant and received her B.S. from Bowling Green State University.

Ms. Eberhart's pertinent experience, qualifications, attributes, and skills include her:

- wealth of accounting and financial experience, as well as managerial experience, through her numerous years of service as an executive officer for EDS, Invensys, and CDI, as well as various other operating and financial positions during her 26 years at EDS;
- strong knowledge of the intersection of technology, data, and finance industries; and
- knowledge and experience gained through her service on the boards of other public companies.

Anne M. Mulcahy, Director Since 2013

Ms. Mulcahy, 62, is chair of the board of trustees of Save The Children Federation, Inc., a non-profit organization dedicated to creating lasting change in the lives of children throughout the world, a position she has held since March 2010. She previously served as chair of the board of Xerox Corp. ("Xerox"), a document management company, from January 2002 to May 2010, and chief executive officer of Xerox from August 2001 to July 2009. She is a director of Graham Holdings Company, Target Corp., and Johnson & Johnson. From 2004 to 2009, Ms. Mulcahy also served as a director of Citigroup Inc.

Ms. Mulcahy's pertinent experience, qualifications, attributes, and skills include her:

- extensive experience in all areas of business management as she led Xerox through a transformational turnaround; and
- leadership roles in business trade associations and public policy activities, which provide the Board of Directors with additional expertise in the areas of organizational effectiveness, financial management, and corporate governance.

James S. Putnam, Director Since 2005

Mr. Putnam, 60, has been chief executive officer of Global Portfolio Advisors ("GPA"), a global brokerage clearing services provider, since September 2004. Mr. Putnam has served on the board of directors of GPA since 1998, and has been vice chair since December 2005. Prior to his tenure with GPA, Mr. Putnam was employed by LPL Financial beginning in 1983 where he held several positions, culminating in managing director of national sales, responsible for branch development, attraction, retention, and management of LPL Financial advisors. He was also responsible for marketing and all product sales. Mr. Putnam began his securities career as a retail representative with Dean Witter Reynolds in 1979. Mr. Putnam received a B.A. in Law Enforcement Administration from Western Illinois University.

Mr. Putnam's pertinent experience, qualifications, attributes, and skills include his:

- unique historical perspective and insights into our operations as our former managing director of national sales;
- operating, business, and management experience as the chief executive officer at GPA; and
- expertise in the financial industry and deep familiarity with our advisors.

James S. Riepe, Director Since 2008

Mr. Riepe, 71, is a senior advisor and retired vice chair of the board of directors of T. Rowe Price Group, Inc. ("TRP"), a global investment management firm, where he worked for nearly 25 years. Previously, he served on TRP's management committee, oversaw TRP's mutual fund activities, and served as chair of the T. Rowe Price Mutual Funds. He served as chair of the board of governors of the Investment Company Institute and was a member of the board of governors of the National Association of Securities Dealers (now FINRA) and chaired its Investment Companies Committee. Mr. Riepe is a member of the board of directors of Genworth Financial Inc. (as non-executive chair), UTI Asset Management Company of India, and the Baltimore Equitable Society. He previously served as a member of the board of directors of The NASDAQ OMX Group from May 2003 until May 2014. He also served as chair of the board of trustees of the University of Pennsylvania from which he earned a B.S. and an M.B.A.

Mr. Riepe's pertinent experience, qualifications, attributes, and skills include his:

- high level of financial literacy and operating and management experience, gained through his executive management positions and role as vice chair of the board of directors of TRP;
- expertise in the financial industry, underscored by his over 35 years of experience in investment management and his prior roles as a member of the board of governors of FINRA and as chair of the board of governors of the Investment Company Institute; and
- knowledge and experience gained through service on the board of other public companies.

Richard P. Schifter, Director Since 2005

Mr. Schifter, 62, is a TPG senior advisor. He was a partner at TPG from 1994 through 2013. Prior to joining TPG, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C., where he specialized in bankruptcy law and corporate restructuring. He joined Arnold & Porter in 1979 and was a partner from 1986 through 1994. Mr. Schifter currently serves on the boards of directors of American Beacon Advisors, Inc., Direct General Corporation, EverBank Financial Corp., and American Airlines Group, and on the board of overseers of the University of Pennsylvania Law School. Mr. Schifter is also a member of the board of directors of Youth, I.N.C. (Improving Non-Profits for Children). Mr. Schifter received a B.A. with distinction from George Washington University and a J.D. cum laude from the University of Pennsylvania Law School in 1978.

Mr. Schifter's pertinent experience, qualifications, attributes, and skills include his:

- high level of financial literacy gained through his investment experience as a TPG partner;
- experience on other company boards and board committees; and
- nearly 15 years of experience as a corporate attorney with an internationally-recognized law firm.

In the vote on the election of the director nominees, stockholders may:

- Vote **FOR** any of the nominees;
- Vote **AGAINST** any of the nominees; or
- **ABSTAIN** from voting as to any of the nominees.


**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE
ELECTION OF EACH OF THE ABOVE-NAMED NOMINEES AS A DIRECTOR.**


Information Regarding Board and Committee Structure

During 2014, the Board of Directors held seven meetings, of which two were held by conference call. Each of our incumbent directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors during 2014 and (ii) the total number of meetings held by all committees of the Board on which the director served during 2014.

Our Corporate Governance Guidelines provide that each director who is nominated for election is expected to attend the Annual Meeting. Each of our directors who served on the Board at the time of the 2014 annual meeting of stockholders attended such meeting.

Corporate Governance, Committee Charters, and Code of Conduct

We believe that good corporate governance is important to ensure that we are managed for the long-term benefit of our stockholders. Our Board of Directors has adopted a set of Corporate Governance Guidelines to set clear parameters for the operation of our Board. Our Board of Directors has also

adopted charters for its audit committee (the "Audit Committee"), Nominating and Governance Committee, and Compensation Committee. We have adopted a Code of Conduct that applies to, among others, our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Copies of our committee charters, our Corporate Governance Guidelines, and our Code of Conduct are available, free of charge, by writing to us at the following address:

LPL Financial Holdings Inc.
75 State Street
Boston, MA 02109

Our committee charters, our Corporate Governance Guidelines, and our Code of Conduct are also available on our website at www.lpl.com. If we make substantive amendments to, or grant waivers from, the Code of Conduct for certain of our executive officers, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

2014 Governance and Policy Changes

In the course of our regular review of our corporate governance policies and compensation practices, we implemented several important measures that are designed to promote long-term shareholder value and which became effective in 2014:

- Our Board and stockholders approved amendments to our Amended and Restated Certificate of Incorporation to declassify our Board such that it is comprised of a single class of directors elected on an annual basis who may be removed with or without cause. Accordingly, our stockholders are able to register their views on the performance of all directors on an annual basis, enhancing the accountability of our Board to our stockholders.

- We amended our bylaws to provide for a majority voting standard in uncontested director elections. We also adopted a director resignation policy in our Corporate Governance Guidelines pursuant to which a director who does not receive support from holders of a majority of shares voted in an uncontested election must tender his or her resignation and, if our Board accepts the resignation, step down from our Board. This makes director elections more meaningful for our stockholders and, like the proposed Board de-classification, promotes accountability.

- We amended our Insider Trading Policy to be more explicit in its prohibition of pledging and hedging practices in order to further the alignment between stockholders and our executives that our equity awards are designed to create.

- We implemented several executive compensation-related improvements as described below under the heading "*Compensation Discussion and Analysis — How Compensation Decisions Were Made — 2014 Compensation Program Developments*," including establishing a compensation claw-back policy that provides for the recoupment of incentive compensation in the event of certain financial restatements and revising our stock ownership guidelines for executive officers to set ownership thresholds at a multiple of base salary.

- We adopted robust stock ownership guidelines for directors, which provide that within five years of the date of his or her election to the Board, each non-employee director must maintain ownership of shares of Common Stock equal to five times the annual base retainer then in effect for our non-employee directors.

- We determined to seek an advisory vote on our compensation practices annually, which underscores the careful consideration we give to our stockholders' views on our compensation practices.

Director Independence

The listing standards of The NASDAQ Global Select Market ("NASDAQ") require that, subject to specified exceptions, each member of a listed company's audit, nominating and governance, and compensation and human resources committees be independent. Rule 5605(a)(2) of the listing rules of NASDAQ further provides that a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and compensation and human resources committee members are also subject to heightened independence criteria under NASDAQ rules.

After its evaluation of director independence, the Board of Directors has affirmatively determined that Messrs. Boyce, Brennan, Putnam, Riepe, and Schifter and Messes. Eberhart and Mulcahy are independent directors under the applicable rules of NASDAQ. Messrs. Riepe and Brennan and Ms. Eberhart are also independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, and Messrs. Brennan, Boyce, and Riepe and Ms. Mulcahy are independent under the heightened criteria applicable to compensation and human resources committee members. In accordance with listing standards of NASDAQ, a majority of our directors are independent.

Board Composition and Leadership Structure of the Board of Directors

Our business and affairs are managed under the direction of the Board of Directors. Our Board of Directors is currently composed of eight directors. Under our Amended and Restated Certificate of

Incorporation, the number of directors shall be not fewer than three and not more than 15. The authorized number of directors may be changed only by resolution of the Board of Directors.

The Board does not have a fixed policy regarding the separation of the offices of chair of the Board and chief executive officer and believes that it should maintain the flexibility to select the chair of the Board and its Board leadership structure, from time to time, based on the criteria that it deems to be in the best interests of the Company and its stockholders. At this time, the offices of the chair of the Board and the chief executive officer are combined, with Mr. Casady serving as chair and chief executive officer. He has served in this role since December 2005. With 33 years of experience in the financial services industry, including 13 years with us, Mr. Casady has the knowledge, expertise, and experience to understand the opportunities and challenges facing us, as well as the leadership and management skills to promote and execute our values and strategy.

In connection with our initial public offering in November 2010, in accordance with best practices, the Board established the position of lead director. In 2014, Mr. Riepe served in that role, performing many of the functions that an independent chair would perform for the Company. Those functions include serving as a key source of communication between the independent directors and the chief executive officer, consulting with the chair of the Board in establishing the agenda for each meeting of the Board, and coordinating the agenda for and leading meetings of the independent directors, as needed.

The Company believes that having the same person serve as chief executive officer and chair focuses leadership, responsibility, and accountability in a single person and that having a lead director provides for effective checks and balances and the ability of the independent directors to work effectively in the Board setting.

Board Committees

The current standing committees of the Board of Directors are the Audit Committee, the Nominating and Governance Committee, and the Compensation Committee, each with the composition and responsibilities described below. The members of each committee were recommended by the Nominating and Governance Committee, appointed by the Board of Directors, and will serve until their successors are elected and qualified, unless they are removed earlier or resign. In addition, from time to time, special committees may be established under the direction of the Board of Directors when necessary to address specific issues. Each of the

standing committees of our Board is chaired by an independent director.

Audit Committee

Our Audit Committee is composed of the following members: John J. Brennan, H. Paulett Eberhart, and James S. Riepe. Mr. Brennan serves as the Chair of the Audit Committee.

Each of our Audit Committee members is independent under the listing standards of NASDAQ and under Rule 10A-3 of the Exchange Act. None of our Audit Committee members is or has been an employee of ours or any of our subsidiaries, nor simultaneously serves on the audit committees of more than three public companies, including ours. All of our Audit Committee members meet the requirements for financial literacy and are able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement. Our Board has affirmatively determined that each of Mr. Brennan and Ms. Eberhart qualifies as an audit committee financial expert under the applicable rules and regulations of the SEC.

> Our Audit Committee is responsible for, among other things, appointing, overseeing, and replacing, if necessary, the independent auditor and assisting the Board in overseeing:
> - the integrity of the Company's consolidated financial statements;
> - the integrity of the accounting and financial reporting processes of the Company;
> - enterprise risk management, including the Company's compliance with legal and regulatory requirements;
> - the Company's independent auditor's qualifications and independence; and
> - the performance of the Company's independent auditor and internal audit function.

In addition, the Audit Committee prepares the Audit Committee report required by the SEC to be included in our Annual Report or our proxy statement.

The Audit Committee has authority under its charter to obtain advice and assistance from outside legal counsel, accounting, or other outside advisors as deemed appropriate to perform its duties and responsibilities.

Our Audit Committee met ten times during 2014.

Nominating and Governance Committee

Our Nominating and Governance Committee is composed of the following members: John J. Brennan, Anne M. Mulcahy, James S. Putnam, and Richard P. Schifter. Mr. Schifter serves as Chair of the Nominating and Governance Committee, which recommended individuals for election as directors of the Company at the Annual Meeting. Each member of our Nominating and Governance Committee is independent under the listing standards of NASDAQ.

> The Nominating and Governance Committee is responsible for:
> - identifying, evaluating, and recruiting qualified persons to serve on our Board of Directors;
> - selecting, or recommending to the Board for selection, nominees for election as directors;
> - reviewing and recommending the composition of the Board's standing committees;
> - reviewing and assessing the Company's corporate governance guidelines; and
> - evaluating the performance, operations, size, and composition of our Board of Directors.

The Nominating and Governance Committee has authority under its charter to engage such independent legal, accounting, and other advisors as it deems necessary or appropriate to carry out its responsibilities. In 2014, Spencer Stuart, a director search firm, assisted the Nominating and Governance Committee in identifying, evaluating, and recruiting potential director candidates.

Our Nominating and Governance Committee met once during 2014. Our Board as a whole also considered the identification, recruitment, and nomination of director candidates.

Compensation and Human Resources Committee

Our Compensation Committee is composed of the following members: John J. Brennan, Richard W. Boyce, Anne Mulcahy, and James S. Riepe. Ms. Mulcahy serves as the Chair of the Compensation Committee. Each member of our Compensation Committee is independent under the listing standards of NASDAQ, including the heightened standards that apply to compensation committee members.

> The Compensation Committee is responsible for:
> - reviewing and approving goals and objectives relevant to executive officer compensation and evaluating the performance of executive officers in light of the goals and objectives;
> - reviewing and approving executive officer compensation;
> - reviewing and approving the chief executive officer's compensation based upon the Compensation Committee's evaluation of the chief executive officer's performance;
> - making recommendations to the Board of Directors regarding the adoption of new incentive compensation and equity-based plans, and administering our existing incentive compensation and equity-based plans;
> - making recommendations to the Board of Directors regarding compensation of the Board members and its committee members;
> - reviewing and discussing with management the compensation discussion and analysis to be included in our proxy statement and preparing an annual Compensation Committee report for inclusion in our annual proxy statement;
> - reviewing and approving generally any significant non-executive compensation and benefits plans;
> - reviewing our significant policies, practices, and procedures concerning human resource-related matters; and
> - overseeing any other such matters as the Board of Directors shall deem appropriate from time to time.

The Compensation Committee has authority under its charter to access such internal and external resources, including retaining legal, financial, or other advisors, as the Compensation Committee deems necessary or appropriate to fulfill its responsibilities. In 2014, the Compensation Committee engaged an independent compensation consultant, Meridian Compensation Partners, LLC (the "Compensation Consultant"), to advise on compensation matters and provide experiential guidance on what is considered fair and competitive practice in the industry, primarily with respect to the compensation of the executive officers.

The Compensation Committee also has the authority to delegate to subcommittees of the Compensation Committee any responsibilities of the full committee. The Compensation Committee has established a subcommittee, composed entirely of "outside

directors" within the meaning of Section 162(m) of the Internal Revenue Code and "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, to administer our LPL Financial Holdings Inc. Corporate Executive Bonus Plan and approve equity issuances in accordance with Section 16(b) of the Exchange Act. The Compensation Committee may also delegate to a committee of one or more directors, or one or more of our executive officers, subject to certain restrictions, the power to grant stock options, restricted stock units, or other equity awards, and amend the terms of such awards, pursuant to our equity plans. References to the Compensation Committee in this proxy statement also refer to its subcommittees and its delegates, where applicable.

Our Compensation Committee met seven times during 2014.

Equity Grants Practices

The exercise price of each stock option awarded under the 2010 Omnibus Equity Incentive Plan (the "2010 Plan") is the closing price of Common Stock on the date of grant.

The Board has delegated to a committee, consisting in accordance with Delaware law of the chair of the Board (the "Equity Committee"), the authority to grant to an eligible participant under the 2010 Plan, other than an executive officer:

- stock options to purchase up to a number of shares of Common Stock as determined by dividing $500,000 by one-third of the closing price of the Common Stock on the date of grant; and

- restricted stock units ("RSUs"), with any individual grant limited to the number of RSUs determined by dividing $500,000 by the closing price of the Common Stock on the grant date.

The stock options and RSUs currently granted pursuant to this delegated authority vest, in the discretion of the Equity Committee, either (i) ratably over three years or (ii) in full on the second or third anniversary of the grant date. Options granted pursuant to this delegated authority prior to December 17, 2013 vest either (i) ratably over four or five years or (ii) in full on the second or third anniversary of the grant date.

In addition, the Compensation Committee has delegated to our Chief Human Capital Officer the authority to grant to an employee of the Company, other than an executive officer:

- stock options to purchase up to a number of shares of Common Stock as determined by

dividing $500,000 by one-third of the closing price of the Common Stock on the date of grant; and

- RSUs, with any individual grant limited to the number of RSUs determined by dividing $500,000 by the closing price of the Common Stock on the grant date.

The stock options and RSUs currently granted pursuant to this delegated authority vest ratably over three years, and, in addition to the individual limits described above, the total aggregate number of shares of Common Stock underlying stock options and RSUs granted by the Chief Human Capital Officer in any fiscal year may not exceed one million. Stock options granted pursuant to this delegated authority prior to December 17, 2013 vest ratably over four or five years.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of ours or any of our subsidiaries. None of our executive officers serves or has served as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Risk Management and Compensation Policies and Practices

We employ an enterprise risk management ("ERM") framework that is intended to address key risks and responsibilities, enable us to execute our business strategy, and protect our firm and its franchise. Our framework is designed to promote clear lines of risk management accountability and a structured escalation process for key risk information and events. In addition to the ERM framework, we have written policies and procedures that govern the conduct of business by our advisors and employees, and the terms and conditions of our relationships with product manufacturers.

Our risk management governance approach is discussed in our Annual Report under "Item 7A. Quantitative and Qualitative Disclosures about Market Risk — Risk Management." The ERM framework includes the Board of Directors, the Audit Committee, and the Compensation Committee, as well as the Company's Risk Oversight Committee (the "ROC") and its subcommittees, the Company's Internal Audit department, the Company's Governance, Risk and Compliance department, and business line management.

Role of the Audit Committee. In addition to its other responsibilities, the Audit Committee reviews our policies with respect to risk assessment and risk management, as well as our major financial risk exposures and the steps management has undertaken to control them. The Audit Committee provides reports to the Board at each of the Board's regularly scheduled quarterly meetings.

The Audit Committee has mandated that the ROC oversee our risk management activities, including those of our subsidiaries. The chair of the ROC provides reports to the Audit Committee at each of the Audit Committee's regularly scheduled quarterly meetings and, as necessary or requested, to the Board. The reports generally cover topics addressed by the ROC at its meetings since the immediately preceding report. If warranted, matters of material risk are escalated to the Audit Committee or Board more frequently. In addition, our Internal Audit department provides independent verification of the effectiveness of the Company's internal controls by conducting risk assessments and audits designed to identify and cover important risk categories. Our Internal Audit department provides regular reports to the ROC and reports to the Audit Committee at least as often as quarterly.

Role of the Compensation Committee. In addition to its other responsibilities, the Compensation Committee assesses whether our compensation arrangements encourage inappropriate risk-taking, and whether risks arising from our compensation arrangements are reasonably likely to have a material adverse effect on the Company.

Our Compensation Committee has reviewed and evaluated the philosophy and standards on which our compensation practices have been developed and implemented across our Company. It is our belief that our compensation practices do not encourage inappropriate actions by our executive officers and are not reasonably likely to have a material adverse effect on the Company. Specifically, we believe that our compensation practices and process avoid:

- a compensation mix overly weighted toward annual bonus awards;

- an excessive focus on short-term equity incentive awards that would cause behavior to drive short-term stock price gains in lieu of long-term value creation; and

- unreasonable financial goals or thresholds that would encourage efforts to generate near-term revenue with an adverse impact on long-term success.

We believe that our current business process and planning cycle fosters the following behaviors and

controls that would mitigate the potential for adverse risk caused by the action of our executive officers:

- we have defined processes for developing strategic and annual operating plans, approval of capital investments, internal controls over financial reporting, and other financial, operational, and compliance policies and practices;

- annual review of corporate objectives aligns these goals with our annual operating and strategic plans, achieves the proper risk reward balance, and does not encourage unnecessary or excessive risk taking;

- annual incentive awards are based on a review of a variety of metrics, including both financial performance and strategic achievements, reducing the potential to concentrate on one metric as the basis of an annual incentive award;

- the mixes between fixed and variable, annual and long-term, and cash and equity compensation are designed to encourage strategies and actions that are in our long-term best interests;

- discretionary authority is maintained by the Compensation Committee to adjust annual bonus funding and payments, which reduces business risk associated with our cash bonus program;

- long-term equity incentive awards vest over a period of time, and as a result of the longer time horizon to receive the value of an equity award, the prospect of short-term or risky behavior is mitigated; and

- our program includes stock ownership requirements for all executive officers, a "clawback" policy, and anti-hedging policies that help to mitigate issues associated with excessive risk-taking.

Communicating with the Board of Directors

Any stockholder who wishes to contact a member of our Board of Directors may do so by writing to the following address:


Board of Directors
c/o Secretary
LPL Financial Holdings Inc.
75 State Street
Boston, MA 02109


Communications will be distributed to the chair of the Board or the other members of the Board as appropriate depending on the facts and circumstances outlined in the communication received.

Board of Director Compensation

Pursuant to our Board of Directors compensation policy, each of our non-employee directors receives a $65,000 annual retainer. The following table sets forth additional annual payments that a committee member receives for his or her additional duties:

	Chair	Each Other Member
Audit Committee	$ 20,000	$ 10,000
Compensation Committee	$ 15,000	$ 7,500
Nominating and Governance Committee	$ 10,000	$ 5,000

We pay our lead director an additional annual fee of $15,000 in connection with his or her duties. We pay cash compensation to our non-employee directors quarterly. Mr. Casady does not receive any additional compensation for his service as director.

In the past, grants of stock options have supplemented the compensation paid to certain directors. In 2010, we began granting awards of restricted stock to our directors in lieu of stock options, and we now grant an annual award of restricted stock under our 2010 Plan to each non-employee director. The award, which is granted on the next business day following the Company's annual meeting of stockholders, has a value of $130,000 (based on the stock price at the close of market on the grant date) and vests in full on the second anniversary of the grant date. We believe these grants of equity serve to further align our directors' interests with the interests of our stockholders.

In March 2014, the Board amended and restated the equity ownership guidelines for non-employee directors to provide that within five years of the date of his or her election to the Board, each non-employee director must maintain ownership of shares of Common Stock equal to five times the annual base retainer then in effect for our non-employee directors, not including any committee retainers. All shares owned outright and beneficially owned by such non-employee director, including all shares of unvested restricted stock, are counted in determining compliance with such minimum ownership. Neither vested nor unvested stock options are counted, however. As of March [ ], 2015, each of our non-employee directors satisfied the minimum ownership threshold other than Ms. Eberhart, who joined our Board in November 2014 and has until November 2019 to achieve such ownership.

The following table sets forth the compensation received from us by each of the non-employee directors for service on the Board for the fiscal year ended December 31, 2014. In addition to the payments disclosed in the table below, our directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at Board and committee meetings.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	Total ($)
Richard W. Boyce	$ 72,500	$ 129,989	$ 202,489
John J. Brennan	$ 97,500	$ 129,989	$ 227,489
H. Paulett Eberhart[3]	$ 8,356	$ 59,093	$ 67,449
Anne M. Mulcahy	$ 79,912	$ 129,989	$ 209,901
James S. Putnam	$ 65,625	$ 129,989	$ 195,614
James S. Riepe	$ 107,500	$ 129,989	$ 237,489
Richard P. Schifter	$ 77,500	$ 129,989	$ 207,489



Total Compensation Mix

38% ■ Fees Earned or Paid in Cash

62% ■ Stock Awards

(1) The amounts shown in this column represent the aggregate grant date fair value of restricted stock awards granted to our non-employee directors in 2014. The aggregate grant date fair value of these awards, as determined under FASB ASC Topic 718, was determined by multiplying the number of shares underlying the award by the closing price of our Common Stock on the grant date. The grant date weighted-average fair value per share of each share of restricted stock granted to these directors in 2014 was $48.62. For information regarding the number of shares of restricted stock outstanding held by each non-employee director as of December 31, 2014, see the column "*Restricted Stock Awards*" in the table in footnote 2 below.

(2) The following table shows, for each of our non-employee directors, the aggregate number of stock options and shares of restricted stock held as of December 31, 2014. All stock options reported in the table below were vested in full as of December 31, 2014.

Name	Stock Option Awards (#)	Restricted Stock Awards (#)
Richard W. Boyce	—	5,406
John J. Brennan	—	5,406
H. Paulett Eberhart[3]	—	1,410
Anne M. Mulcahy	—	5,194
James S. Putnam	—	5,406
James S. Riepe	31,500	5,406
Richard P. Schifter	—	5,406

(3) Ms. Eberhart began her service on November 24, 2014. The amounts represent her pro rata fees and annual equity grant.

LPL Financial

Proposal 2: Approval of the Amendment and Restatement of the
LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan

Proposal 2: Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. Omnibus Equity Incentive Plan

At the Annual Meeting, stockholders will be asked to approve the amendment and restatement of the 2010 Plan (the "Amended Equity Plan"), including the reservation of additional shares of our Common Stock for issuance under the Amended Equity Plan and the material terms of certain future performance awards granted under the Amended Equity Plan. Prior to its amendment and restatement, the 2010 Plan was adopted by the Board on June 17, 2010 and approved by stockholders on June 18, 2010. The Amended Equity Plan was adopted by the Board, acting on the recommendation of our Compensation Committee, on March 3, 2015 (the "Amendment Date") and will become effective upon receiving stockholder approval at the Annual Meeting.

The Board believes that equity and equity-based awards are important to incentivize our key employees (including our executive officers) and directors to remain with the Company, to motivate them to help achieve our corporate objectives, and to align their interests with those of our stockholders. Based upon its review and consideration of the:

- remaining shares available for awards under the 2010 Plan;
- the Company's historic rates of equity award issuances;
- dilutive impact to stockholders;
- equity plan guidelines established by certain institutional investors and proxy advisory firms; and
- advice provided by the Compensation Consultant,

the Board approved the Amended Equity Plan and the share pool authorized for issuance under it, as described below.

The Board believes that the Amended Equity Plan will continue to promote the interests of stockholders consistent with principles of good corporate governance, including:

Independent Committee. The Amended Equity Plan will continue to be administered by our Compensation Committee and its authorized delegates, except that our Board may delegate to a committee of the Board the authority to grant awards under the plan to participants other than officers (within the meaning of Rule 16a-1(f) of the Exchange Act) and executive officers (within the meaning of Rule 3b-7 of the Exchange Act). The Compensation Committee is composed entirely of directors who meet the

NASDAQ standards for independence, including the heightened standards applicable to compensation committee members.

Limits on Awards. The Amended Equity Plan limits the number of stock options, stock appreciation rights ("SARs"), and other awards that may be granted to any person in any calendar year, as well as the amount that may be payable to any person in any calendar year under cash awards made pursuant to the plan. As discussed below under *"Summary of the Amended Equity Plan — Individual and Non-Employee Director Limits,"* the Amended Equity Plan now also includes a separate limit that applies to awards granted to our non-employee directors.

No Discounted Stock Options or SARs. All stock option and SAR awards under the Amended Equity Plan must have an exercise price or base value that is not less than the fair market value of an underlying share of our Common Stock on the date of grant.

Performance Awards. Under the Amended Equity Plan, our Compensation Committee may continue to grant performance-based awards, including awards that are intended to qualify as exempt performance-based compensation under Section162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code").

In addition, the Amended Equity Plan includes the following new provisions, which the Board believes will further strengthen our commitment to good corporate governance:

No Repricing. Other than in connection with a corporate transaction affecting the Company, the Amended Equity Plan prohibits any repricing of stock options or SARs without obtaining stockholder approval in accordance with NASDAQ requirements.

Fungible Share Design. Each "full value" award granted under the Amended Equity Plan (meaning, each award other than a stock option or SAR), will be counted against the share pool at a ratio of three shares for each one share underlying the award. Stock options and SARs will be counted against the share pool as one share for each share underlying the award.

Limit on Non-Employee Director Awards. The Amended Equity Plan applies a separate limit to awards granted to our non-employee directors.

Awards Subject to Recoupment. Awards under the Amended Equity Plan are subject to clawback under

LPL Financial

**Proposal 2: Approval of the Amendment and Restatement of the
LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan**

the Company's recoupment policy or as otherwise required by law or applicable listing standards.

No Liberal Share Recycling. Shares retained or withheld by or delivered to the Company to satisfy the purchase or exercise price of (or withholding taxes applicable to) an award and the total number of shares subject to a SAR, any portion of which is settled in shares, reduce the number of shares available for issuance under the Amended Equity Plan. In addition, the number of shares available for delivery under the Amended Equity Plan will not be increased by any shares that have been delivered under the Amended Equity Plan that are subsequently repurchased using proceeds directly attributable to stock option exercises.

Background Information on Proposed Share Increase

In determining the number of additional shares that will be available for future awards under the Amended Equity Plan, our Board considered the importance of equity awards in our compensation program, our historic rates of equity award issuances (typically referred to as our "burn rate"), the number of shares currently available for awards under the 2010 Plan, and the potential dilutive effect to our stockholders. The following discussion provides information on the shares subject to outstanding awards under our 2010 Plan and our Prior Plans (as defined below) as of March 3, 2015, and on the proposed number of additional shares that will be available for future awards under the Amended Equity Plan. This information is intended to provide stockholders with additional context to use in evaluating the Proposed Share Increase (as defined below).

Proposed Share Increase

If the Amended Equity Plan is approved, an additional 8,000,000 shares will be available for future awards under the Amended Equity Plan (the "Proposed Share Increase"), and the total number of shares available for future awards under the Amended Equity

Plan will be 20,988,360 shares, which is the sum of the following:

- 8,000,000 shares under the Proposed Share Increase, plus

- 6,335,457 shares available for grant under our 2010 Plan as of the Amendment Date, plus

- a maximum of 4,722,688 shares subject to previously-granted awards outstanding under our 2010 Plan as of the Amendment Date ("Outstanding Awards") to the extent expired, terminated, or forfeited without the issuance of shares thereunder, plus

- a maximum of 1,930,215 shares subject to previously-granted awards outstanding under our Prior Plans as of the Amendment Date ("Prior Plan Awards") to the extent expired, terminated, or forfeited without the issuance of shares thereunder.

Fiscal 2014 Equity Grants

At present, we grant equity awards only under our 2010 Plan. Equity awards are also outstanding, but are no longer being issued, under the Company's 2005 Stock Option Plan for Non-Qualified Stock Options, 2005 Stock Option Plan for Incentive Stock Options, 2008 Stock Option Plan and Advisor Incentive Plan (collectively, the "Prior Plans").

In 2014, the Company granted stock options, restricted stock units, and restricted stock awards under the 2010 Plan covering a total of approximately 1,161,596 shares. Our 2014 gross burn rate, which we calculate as total shares underlying awards granted in 2014 divided by our 2014 weighted-average total shares of Common Stock outstanding, was 1.1%. Our 2014 net burn rate, which we calculate as total shares underlying awards granted in 2014 less cancelled or forfeited awards divided by our 2014 weighted-average total shares of Common Stock outstanding, was 0.7%.

LPL Financial

Proposal 2: Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan

Potential Dilution

The following table provides information as of the Amendment Date regarding the number of shares subject to each type of outstanding award under our 2010 Plan and our Prior Plans, the number of shares available for future grants under our 2010 Plan, the number of shares under the Proposed Share Increase, and the dilutive impact of each to our stockholders.

	Number of shares	As a percentage of stock outstanding on a fully diluted basis
Outstanding stock options and warrants	6,194,662	5.3%
Outstanding restricted stock units	432,517	0.4%
Outstanding restricted stock awards	25,724	—%
Other outstanding equity awards	—	—%
Total shares subject to outstanding awards under the 2010 Plan and Prior Plans	6,652,903	5.7%
Total shares available for future awards under the 2010 Plan	6,335,457	5.4%
Proposed Share Increase for future awards under the Amended Equity Plan	8,000,000	6.8%
Total	20,988,360	17.8%

As indicated by the numbers in the table above, as of the Amendment Date, our potential dilution under our 2010 Plan and our Prior Plans was 11.1%. If the Amended Equity Plan is approved, our potential dilution will be 17.8%.

Our Compensation Committee recognizes that the granting of awards under our equity incentive program, while an important element of our compensation program, is potentially dilutive to our stockholders. This potential dilutive effect is mitigated by our share repurchase program, described more fully in Note 14, *Stockholders' Equity*, in our Annual Report. In 2014, we repurchased over $275 million (or 5,899,209 shares) of our Common Stock, relative to 1,161,596 shares of Common Stock subject to awards granted under our 2010 Plan during that same year. The amount of repurchases in future years will depend on a number of factors, such as the availability of cash and our stock price.

Reasons for Seeking Stockholder Approval

The Board believes that equity grants are an essential part of the Company's compensation program. The Board also believes that the Company's ability to attract and retain talented employees and directors and a strong alignment of their interests with those of our stockholders are key factors to our success. Stockholder approval of the Amended Equity Plan would allow us to continue to promote achievement of goals that drive long-term stockholder value and to attract and retain directors, executives, and other employees with equity and equity-based incentives. Based on the advice of the Compensation Consultant, the Company estimated that the availability of an additional 8,000,000 shares

of our Common Stock under the Proposed Share Increase would provide a sufficient additional number of shares to enable the Company to continue to make awards at historical average annual rates for the next four to five years, taking into account the Compensation Committee's 2013 decision to begin issuing restricted stock units, in addition to stock options, as part of our annual long-term equity grants and the share counting rules in the Amended Equity Plan (described below).

In addition, stockholder approval of the Amended Equity Plan would preserve our ability to grant cash and stock-based incentive awards under the Amended Equity Plan that may qualify as performance-based compensation under Section 162 (m). Section 162(m) generally provides that compensation provided to a publicly held corporation's CEO or any of its three most highly paid named executive officers (other than its CEO or CFO) is not deductible by the corporation for U.S. income tax purposes for any taxable year to the extent it exceeds $1 million. This limitation does not apply to compensation that qualifies as exempt performance-based compensation by meeting certain requirements under Section 162(m). These requirements include (among other things) that the following terms must be disclosed to and approved by the stockholders before the compensation is paid:

- a description of the employees eligible to receive such awards;

- a per-person limit on the number of shares subject to stock options and performance-based stock awards and on the amount of any cash award that may be granted to any employee under the plan in any year; and

- a description of the business criteria upon which the performance goals for performance-based awards may be granted (or become vested or exercisable).

As discussed in more detail below under *"Summary of the Amended Equity Plan — Individual and Non-Employee Director Limits,"* to enable the Company to provide fair and competitive compensation to our executive officers, relative to our peers, the Board has increased the applicable Section 162(m) limits on awards granted to participants in any year under the Amended Equity Plan from such limits under the 2010 Plan.

Although stockholder approval is one of the requirements for exemption under Section 162(m), even with stockholder approval, our Board and Compensation Committee cannot guarantee that compensation intended to be exempt performance-based compensation under Section 162(m) will be treated as such. In addition, as discussed below in our *"Compensation Discussion and Analysis,"* our Compensation Committee has and will continue to have authority to award or approve compensation that is not deductible under Section 162(m) in order to provide competitive levels of total compensation for our executive officers in a manner designed to incentivize achievement of our strategic goals and objectives.

If stockholders do not approve this Proposal 2, the Amended Equity Plan will not be effective, the 2010 Plan will continue in accordance with its terms, we would not be able to make the additional 8,000,000 shares available for future equity grants under the Proposed Share Increase (and, therefore, we would have a limited number of shares available for future equity grants) and we would not be able to grant awards treated as deductible performance-based compensation under Section 162(m).

Summary of the Amended Equity Plan

A copy of the Amended Equity Plan is attached as Appendix A to this proxy statement. The following description of certain features of the Amended Equity Plan is qualified in its entirety by reference to the full text of the plan, which we encourage stockholders to read in its entirety.

Administration

The Amended Equity Plan is administered by our Compensation Committee and its authorized delegates, except that our Board may delegate to a committee of the Board the authority to grant awards under the plan to participants other than officers (within the meaning of Rule 16a-1(f) of the Exchange

Act) and executive officers (within the meaning of Rule 3b-7 of the Exchange Act). Our Compensation Committee has the authority to, among other things, interpret the Amended Equity Plan, determine eligibility for, grant and determine the terms of awards under the Amended Equity Plan, determine the form of settlement of awards (whether in cash, shares of our Common Stock, or other property), prescribe forms, rules, and procedures relating to the Amended Equity Plan, and do all other things necessary or appropriate to carry out the purposes of the Amended Equity Plan. Our Compensation Committee's determinations under the Amended Equity Plan are conclusive and binding.

Term

No awards will be made after the date that is one day before the tenth anniversary of the Adoption Date, but previously granted awards may continue beyond that date in accordance with their terms.

Eligibility

Our key employees, registered representatives, directors, consultants, and advisors are eligible to participate in the Amended Equity Plan. Unless our Compensation Committee determines otherwise, eligibility is further limited to those persons as to whom the use of a Form S-8 registration statement is permissible. As of March [___], 2015 participants in the 2010 Plan included our 14 executive officers, plus 2,996 consultants and advisors, and 7 non-employee directors.

Authorized Shares

Subject to adjustment, as described below, the maximum number of shares of our Common Stock as of the Amendment Date that may be delivered in satisfaction of awards under the Amended Equity Plan is 20,988,360 shares of our Common Stock (the "Share Pool"). The Share Pool is described in more detail above under "*Background Information on Proposed Share Increase.*"

In general, the number of shares of our Common Stock issued under the Amended Equity Plan will include only the number of shares actually issued under the Amended Equity Plan, and will not include shares subject to an award to the extent the award expires, terminates, or is forfeited without the issuance of shares, except that shares retained or withheld by or delivered to the Company to satisfy any purchase or exercise price or tax withholding obligation will be treated as issued under the Amended Equity Plan. In addition, the total number of shares subject to a SAR, any portion of which is settled in shares of our Common Stock, will be

LPL Financial

Proposal 2: Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan

treated as issued under the Amended Equity Plan. The Share Pool will not be increased by any shares that have been delivered under the Amended Equity Plan that are subsequently repurchased using the proceeds directly attributable to stock option exercises.

Each share of our Common Stock underlying an option or SAR granted under the Amended Equity Plan will count against the Share Pool as one share, and each share of our Common Stock underlying any other award granted under the Amended Equity Plan will count against the Share Pool as three shares. Any shares that become available again pursuant to awards granted under the Amended Equity Plan will be returned to the Share Pool at the rates described in the preceding sentence, meaning that one share of Common Stock will become available again for each share underlying any portion of a stock option or SAR that is forfeited and three shares of our Common Stock will become available again for each share underlying any portion of an award that is not a stock option or SAR that is forfeited. Any shares that become available for grant under the Amended Equity Plan pursuant to Outstanding Awards or Prior Plan Awards (to the extent expired, terminated, forfeited, or satisfied without the issuance of shares) will be returned to the Share Pool at the rate of one share for each share underlying such an award.

Subject to adjustment, as described below, no more than 10,000,000 shares of our Common Stock may be delivered in satisfaction of incentive stock options ("ISOs") awarded under the Amended Equity Plan.

The shares of our Common Stock to be issued under the Amended Equity Plan may be authorized but unissued shares of our Common Stock or previously issued shares of our Common Stock acquired by us.

Individual and Non-Employee Director Limits

The maximum number of shares of our Common Stock subject to stock options and the maximum number of shares of our Common Stock subject to SARs that may be granted to any participant under the Amended Equity Plan in any calendar year is 1,000,000 shares. The maximum number of shares of our Common Stock subject to other awards that may be granted to any participant under the Amended Equity Plan in any calendar year is 500,000 shares. The maximum amount payable to any person in any calendar year under a cash award is $10,000,000. For the reasons described above under *"Reasons for Seeking Stockholder Approval,"* these limits have been increased from the limits applicable to such awards under the 2010 Plan, which were 400,000 shares, with respect to stock options and SARs,

500,000 shares with respect to awards other than stock options and SARs, and $5,000,000 with respect to cash awards. A separate limit applies to non-employee directors, who may not receive awards in excess of $500,000 in aggregate grant date fair value in any calendar year. This limit does not apply, however, to any award or shares of stock granted pursuant to a director's election to receive an award or shares of stock in lieu of cash retainers or other fees.

Types of Awards

The Amended Equity Plan provides for awards of stock options, SARs, restricted stock, unrestricted stock, stock units, performance awards, cash awards and other awards convertible into or otherwise based on shares of our Common Stock. Eligibility for stock options intended to be ISOs is limited to our employees. Dividend equivalents may also be provided in connection with an award under the Amended Equity Plan.

Stock options and SARs. The Amended Equity Plan provides for the grant of ISOs, nonqualified stock options ("NSOs"), and SARs. The exercise price of a stock option, and the base price against which a SAR is to be measured, may not be less than the fair market value (or, in the case of an ISO granted to a ten percent shareholder, 110% of the fair market value) of a share of our Common Stock on the date of grant. Our Compensation Committee will determine the time or times at which stock options or SARs become exercisable and the terms on which such awards remain exercisable. Stock options and SARs will generally have a maximum term of ten years, except that, with respect to NSOs or SARs granted on or after the Amendment Date, if a participant still holding an outstanding but unexercised NSO or SAR 10 years from the date of grant (or, in the case of an NSO or SAR with a maximum term of less than 10 years, such maximum term) is prohibited by applicable law or a written policy of the Company applicable to similarly situated employees from engaging in any open-market sales of our Common Stock, and if at such time our Common Stock is publicly traded (as determined by the Administrator), the maximum term of such Award will instead be deemed to expire on the 30th day following the date the participant is no longer prohibited from engaging in such open market sales. SARs are payable in cash, in shares of our Common Stock or in a combination of cash and shares.

Restricted and unrestricted stock. A restricted stock award is an award of shares of our Common Stock subject to forfeiture restrictions, while an unrestricted stock award is not subject to such restrictions.

Proposal 2: Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan

Stock units. A stock unit award is an award denominated in shares of our Common Stock that entitles the participant to receive shares of our Common Stock or cash measured by the value of the shares of our Common Stock in the future. The delivery of shares of our Common Stock or cash under a stock unit may be subject to the satisfaction of performance conditions or other vesting conditions.

Performance awards. A performance award is an award the vesting, settlement, or exercisability of which is subject to specified performance criteria.

Cash Awards. A cash award is an award denominated in cash.

Other awards. Other awards are awards that are convertible into or otherwise based on shares of our Common Stock.

Vesting

The Compensation Committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

Termination of Employment or Service

The Compensation Committee determines the effect of termination of employment or service on an award. Unless otherwise provided by our Compensation Committee or the Company's amended and restated executive severance plan (the "Executive Severance Plan"), upon a termination of a participant's employment or service, all unvested stock options and SARs then held by the participant will terminate, all other unvested awards will be forfeited and all vested stock options and SARs then held by the participant will remain outstanding following such termination for 90 days, one year in the case of death or disability or two years in the case of retirement (as defined in the Amended Equity Plan), or, in each case, until the applicable expiration date, if earlier. All stock options and SARs held by a participant immediately prior to the participant's termination of employment or service will immediately terminate if such termination is for cause, as defined in the Amended Equity Plan.

Performance Awards

The Amended Equity Plan provides for the grant of performance awards that are made based upon, and subject to achieving, performance objectives. Performance objectives with respect to those awards that are intended to qualify as "performance-based compensation" for purposes of Section 162(m), to the extent applicable, are limited to an objectively determinable measure (or measures) of performance

relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project, or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization, or equity expense, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed, or assets; one or more operating ratios, including ratios that measure operating income or profit, including on an after-tax basis; one or more relative measures of revenues and earnings, including "gearing" measures based on revenues or earnings, in each case before or after deduction of any portion of revenues or earnings; pre-tax net income; after-tax net income; operating revenue growth; borrowing levels, leverage ratios, or credit rating; market share; capital expenditures; cash flow; stock price; earnings per share, stockholder return or value; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups, and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity), or refinancings; increase in assets under management, administration, or custody; changes between years or periods that are determined with respect to any of the foregoing; and any derivations of any of the foregoing. A performance objective and any applicable targets need not be based upon an increase, a positive or improved result or avoidance of loss.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), to the extent applicable, our Compensation Committee may provide in the case of any award intended to qualify for such exception that one or more of the performance objectives applicable to such award will be adjusted in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objectives.

Non-Transferability of Awards

In general, awards under the Amended Equity Plan may not be transferred other than by the laws of descent and distribution. Our Compensation Committee may permit the gratuitous transfer of awards other than ISOs, subject to such limitations as it may impose in its discretion.

Proposal 2: Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan

Recovery of Compensation

Our Compensation Committee may cancel, rescind, withhold or otherwise limit or restrict any award at any time under the Amended Equity Plan if the participant is not in compliance with the provisions of the Amended Equity Plan or any award thereunder or if the participant breaches any agreement with our company with respect to non-competition, non-solicitation or confidentiality. Our Compensation Committee also may recover any award or payments or gain in respect of any award under the Amended Equity Plan in accordance with our recoupment policy or as otherwise required by applicable law or applicable stock exchange listing standards.

Certain Transactions; Certain Adjustments

In the event of a consolidation, merger or similar transaction, or series of related transactions, including a sale or other disposition of shares of our Common Stock, in which the Company is not the surviving corporation or that results in the acquisition of all or substantially all of our then outstanding shares of our Common Stock by a single person or entity or by a group of persons and/or entities acting in concert, a sale of all or substantially all of our assets or our dissolution or liquidation, our Compensation Committee may, among other things, provide for the assumption or continuation of outstanding awards, for new grants in substitution of outstanding awards, for a cash-out of outstanding awards, or for the accelerated vesting or delivery of shares under awards, in each case on such terms and with such restrictions as it deems appropriate. Except as our Compensation Committee may otherwise determine, awards (other than outstanding shares of restricted stock) not assumed in connection with such a transaction will terminate automatically. In the case of outstanding restricted stock that does not vest in connection with a corporate transaction, our Compensation Committee may require that any amounts payable in respect of such restricted stock be placed in escrow or otherwise made subject to such restrictions as our Compensation Committee deems appropriate to carry out the intent of the Amended Equity Plan.

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization, or other change in our capital structure that constitutes an equity restructuring within the meaning of FASB ASC 718, our Compensation Committee will make appropriate adjustments to the Share Pool, the share counting rules, the maximum number of shares of our Common Stock that may be delivered under ISOs, and individual and non-employee director award limits included in the Amended Equity Plan, and will also

make appropriate adjustments to the number and kind of shares or securities subject to awards, the exercise prices (or base values) of such awards or any other terms of awards affected by such change. Our Compensation Committee will also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion in the operation of the Amended Equity Plan.

Prohibition on Repricing

Except in connection with certain corporate transactions involving the Company, the Company may not, without obtaining stockholder approval, amend the terms of outstanding stock options or SARs to reduce the exercise price or base value of such awards, cancel outstanding stock options or SARs in exchange for stock options or SARs with an exercise price or base value that is less than the exercise price or base value applicable to the original award, or cancel outstanding stock options or SARs that have an exercise price or base value greater than the fair market value of a share of our Common Stock on the date of such cancellation in exchange for cash or other consideration.

Amendment; Termination

Our Compensation Committee will be able to amend the Amended Equity Plan or outstanding awards, or terminate the Amended Equity Plan as to future grants of awards, except that our Compensation Committee will not be able to alter the terms of a participant's award without the participant's consent if it would affect materially and adversely the participant's rights under the award (unless expressly provided in the Amended Equity Plan or the right to alter the terms of an award was expressly reserved by our Compensation Committee at the time the award was granted). Stockholder approval will be required for any amendment to the Amended Equity Plan to the extent such approval is required by law, including the Code and applicable stock exchange requirements.

Federal Income Tax Consequences

The following is a summary of some of the material federal income tax consequences associated with the grant and exercise of awards under the Amended Equity Plan under current federal tax laws and certain other tax considerations associated with awards under the Amended Equity Plan. The summary does not address tax rates or non-U.S., state or local tax consequences, nor does it address employment-tax or other federal tax consequences except as noted.

LPL Financial

Proposal 2: Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan

Restricted Stock

A participant who is awarded or purchases shares subject to a substantial risk of forfeiture generally does not have income until the risk of forfeiture lapses. When the risk of forfeiture lapses, the participant has ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any, and a corresponding deduction is generally available to the Company. However, a participant may make an election under Section 83(b) of the Code to be taxed on restricted stock when it is acquired rather than later, when the substantial risk of forfeiture lapses. An 83(b) election must be made not later than thirty (30) days after the transfer of the shares to the participant and must satisfy certain other requirements. A participant who makes an effective 83(b) election will realize ordinary income equal to the fair market value of the shares as of the time of acquisition less any price paid for the shares. A corresponding deduction will generally be available to the Company. Fair market value for this purpose is determined without regard to the forfeiture restrictions. If a participant makes an effective 83(b) election, no additional income results by reason of the lapsing of the restrictions.

For purposes of determining capital gain or loss on a sale of shares awarded under the Amended Equity Plan, the holding period in the shares begins when the participant realizes taxable income with respect to the transfer. The participant's tax basis in the shares equals the amount paid for the shares plus any income realized with respect to the transfer. However, if a participant makes an effective 83(b) election and later forfeits the shares, the tax loss realized as a result of the forfeiture is limited to the excess of what the participant paid for the shares (if anything) over the amount (if any) realized in connection with the forfeiture.

ISOs

In general, a participant realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the participant. With some exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and generally a deduction to the Company) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized on the disposition is treated as a capital gain, for which the Company is not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss, for which the Company is not entitled to a deduction.

Non-statutory options

In general, a participant has no taxable income upon the grant of a non-statutory option but realizes income in connection with exercise of the option in an amount equal to the excess (at time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is generally available to the Company. Upon a subsequent sale or exchange of the shares, any recognized gain or loss is treated as a capital gain or loss for which the Company is not entitled to a deduction. An ISO that is exercised more than three months after termination of employment (other than termination by reason of death) is generally treated as a non-statutory option. ISOs are also treated as non-statutory options to the extent they first become exercisable by an individual in any calendar year for shares having a fair market value (determined as of the date of grant) in excess of $100,000.

SARs

In general, a participant has no taxable income upon the grant of a SAR, but realizes income in connection with exercise of the SAR (whether for cash or shares) in an amount equal to the amount of any cash and the fair market value of any stock received. A corresponding deduction is generally available to the Company.

Restricted Stock Units

The grant of a restricted stock unit does not itself generally result in taxable income. Instead, the participant is taxed upon vesting (and a corresponding deduction is generally available to the Company), unless he or she has made a proper election to defer receipt of the shares (or cash if the award is cash-settled) under Section 409A of the Code. If the shares delivered are restricted for tax purposes, the participant will be subject to the rules described above for restricted stock.

Section 162(m)

Stock options, SARs and certain performance awards under the Amended Equity Plan are generally intended to be exempt or eligible for exemption from the deductibility limits of Section 162(m). However, as discussed above in *"Reasons for Seeking Stockholder Approval,"* the Compensation Committee will have discretionary authority to provide compensation that is not exempt from the limits on deductibility under Section 162(m).

LPL Financial

**Proposal 2: Approval of the Amendment and Restatement of the
LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan**

Section 409A

Section 409A of the Code imposes an additional 20% income tax, plus, in some cases, a further income tax in the nature of interest, on nonqualified deferred compensation that does not comply with deferral, payment-timing, and other formal and operational requirements specified in Section 409A and related regulations and that is not exempt from those requirements. Stock options and SARs granted under the Amended Equity Plan are intended to be exempt from Section 409A of the Code. The Amended Equity Plan gives the Compensation Committee the flexibility to prescribe terms for other awards that are consistent with the requirements of, or an exemption from, Section 409A of the Code.

Certain Change of Control Payments

Under Section 280G of the Code, the vesting or accelerated exercisability of stock options or the vesting and payment of other awards in connection with a change of control of a corporation may be required to be valued and taken into account in determining whether participants have received compensatory payments contingent on the change in control in excess of certain limits. If these limits are exceeded, a substantial portion of amounts payable to the participant, including income recognized by reason of the grant, vesting, or exercise of awards, may be subject to an additional 20% federal tax and may be non-deductible to the Company.

Equity Compensation Plan Information

The following table provides information as of December 31, 2014 about the securities authorized for issuance under the 2010 Plan, the Prior Plans, and the Company's 2012 Employee Stock Purchase Plan (the "ESPP"), each of which was approved by stockholders, as well as the Company's 2008 Financial Institution Incentive Plan (the "Financial Institution Plan"), which was not approved by stockholders. As of the adoption of the 2010 Plan, which occurred shortly prior to our initial public offering, we stopped granting awards under all Prior Plans as well as the Financial Institution Plan.

Plan category	Number of securities to be issued upon (i) exercise of outstanding options, warrants, and rights and (ii) vesting of RSUs	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	6,802,722	$ 31.64 (1)	7,243,267 (2)(3)
Equity compensation plans not approved by security holders	31,413 (4)	$ 22.45	—
Total	6,834,135	$ 31.59	7,243,267

(1) Amount is based on the weighted-average exercise price of vested and unvested stock options outstanding under the 2010 Plan and the Prior Plans. RSUs, which have no exercise price, are excluded from this calculation.

(2) Consists of 6,318,795 shares available for future issuance under the 2010 Plan and 924,472 shares available for future issuance under the ESPP, including 14,740 shares subject to purchase at the conclusion of the current ESPP purchase period.

(3) In addition to being available for future issuance upon the exercise of stock options, warrants, or other rights that may be granted after December 31, 2014, 6,318,795 shares under the 2010 Plan may instead be issued in the form of restricted stock, unrestricted stock, RSUs, stock units, performance awards, or other equity-based awards.

(4) Consists of vested and unvested warrants under the Financial Institution Plan.

As of December 31, 2014, there were an aggregate of 6,834,135 shares subject to issuance upon (i) the exercise of outstanding vested and unvested stock options under the 2010 Plan and the Prior Plans, at a weighted-average exercise price of $31.59 per share and a weighted-average remaining contractual term of 6.38 years and (ii) the vesting of RSUs under the 2010 Plan. As of December 31, 2014, 546,725 shares were subject to outstanding RSUs that had not yet vested, and 33,634 shares were subject to outstanding restricted stock awards that had not yet vested.

LPL Financial

Proposal 2: Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan

New Plan Benefits

The Board has not granted any awards under the Amended Equity Plan subject to stockholder approval of this Proposal 2. The Compensation Committee has full discretion (and, if delegated by the Board, as described above under *"Summary of the Amended Equity Plan — Administration,"* such other committee of the Board has discretion to the extent of such delegation) to determine the shares subject to awards to be granted to participants under the Amended Equity Plan, subject to the limits described above under *"Summary of the Amended Equity Plan — Individual and Non-employee Director Limits."* As a result, future benefits or amounts that would be received under the Amended Equity Plan are not determinable at this time. The closing price per share of our Common Stock on March 4, 2015 was $45.18.

Required Vote

Approval of the Amended Equity Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock cast affirmatively or negatively in person or by proxy. Abstentions and broker non-votes will not be counted as shares voting on such matter and accordingly will have no effect on the approval of this Proposal 2.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Proposal 3: Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. Corporate Executive Bonus Plan

At the Annual Meeting, stockholders will be asked to approve the amendment and restatement of the LPL Financial Holdings Inc. Corporate Executive Bonus Plan (the "Bonus Plan" and as amended, the "Amended Bonus Plan"). Performance-based compensation is a key element of our compensation program. Our executive officers are eligible for performance-based cash incentive awards, which are designed to incentivize our executive officers to work toward the achievement of key Company objectives. Awards under the Amended Bonus Plan are intended to motivate participating executives to achieve pre-established corporate performance goals that are critical to our business. Prior to its amendment and restatement, performance-based cash incentive awards were granted to our executive officers under the Bonus Plan, which was adopted by our Board of Directors on March 15, 2010 and approved by stockholders on June 9, 2010. The Amended Bonus Plan was adopted by the Board, acting on the recommendation of our Compensation Committee, on March 3, 2015 and will become effective upon receiving stockholder approval at the Annual Meeting.

Stockholder approval of the Amended Bonus Plan would preserve our Compensation Committee's ability to grant cash incentive awards that may qualify as performance-based compensation under Section 162(m). As discussed in more detail below under *"Summary of the Amended Bonus Plan — Participants; Individual Limit"*, to enable the Company to provide fair and competitive compensation to our executive officers, relative to our peers, the Board has increased the applicable Section 162(m) limit on awards granted to participants in any year under the Amended Bonus Plan from the applicable limit under the Bonus Plan prior to its amendment and restatement.

Although stockholder approval is one of the requirements for exemption under Section 162(m), even with stockholder approval, our Board and Compensation Committee cannot guarantee that compensation intended to be exempt performance-based compensation under Section 162(m) will be treated as such. In addition, as discussed below in *"Compensation Discussion and Analysis"*, our Compensation Committee has and will continue to have authority to award or approve compensation that is not deductible under Section 162(m) in order to provide competitive levels of total compensation for our executive officers in a manner designed to incentivize achievement of our strategic goals and objectives.

If stockholders do not approve this Proposal 3, we will not have the ability to make annual cash bonus awards that qualify as performance-based compensation under Section 162(m); accordingly, a portion of compensation payable under such programs may not be deductible for federal income tax purposes, which would result in an increase in our income tax expenses.

Summary of the Amended Bonus Plan

A copy of the Amended Bonus Plan is attached as Appendix B to this proxy statement. The following description of certain features of the Amended Bonus Plan is qualified in its entirety by reference to the full text of the plan, which we encourage stockholders to read in its entirety.

Administration

The Amended Bonus Plan will be administered by our Compensation Committee or a subcommittee thereof. Our Compensation Committee has authority to interpret the Amended Bonus Plan, to determine eligibility for awards under the plan, to determine the terms and conditions applicable to any award under the plan, to establish rules and regulations to implement the plan and to take all actions and make all determinations necessary to administer the plan. Any interpretation or decision by our Compensation Committee will be final and binding on all parties who have an interest in the Amended Bonus Plan.

Participants; Individual Limit

Awards under the Amended Bonus Plan may be granted by our Compensation Committee to any of our executive officers. As of March [___], 2015, we had 14 executive officers.

The maximum payment to any participant pursuant to an award under the Amended Bonus Plan in any fiscal year will in no event exceed $10,000,000. For the reasons described above, this limit has been increased from the $5,000,000 maximum amount payable pursuant to awards under the Bonus Plan prior to its amendment and restatement.

Awards

With respect to each award granted under the Amended Bonus Plan, our Compensation Committee will establish the performance criteria applicable to the award, the performance period to which it relates, the target amount applicable to the award, the formula used to determine the amount or amounts

Proposal 3: Approval of the Amendment and Restatement of the LPL Financial Holdings Inc. Corporate Executive Bonus Plan

payable if the performance criteria are achieved, and all other terms and conditions as our Compensation Committee deems appropriate. Awards under the Amended Bonus Plan are intended to qualify as exempt performance-based compensation under Section 162(m), to the extent applicable. Such awards and the Amended Bonus Plan will be administered in accordance with the requirements of Section 162(m), to the extent applicable.

Performance Criteria

Awards under the Amended Bonus Plan will be made based on, and subject to achieving, performance criteria established by our Compensation Committee, which may be different for each participant and which may be measured solely on a corporate, subsidiary, enterprise or business unit basis, or a combination thereof. Performance criteria under the Amended Bonus Plan are limited to an objectively determinable measure or measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project, or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization, or equity expense, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed, or assets; one or more operating ratios, including ratios that measure operating income or profit, including on an after-tax basis; one or more relative measures of revenues and earnings, including "gearing" measures based on revenues or earnings, in each case before or after deduction of any portion of revenues or earnings; pre-tax net income; after-tax net income; operating revenue growth; borrowing levels, leverage ratios, or credit rating; market share; capital expenditures; cash flow; stock price; earnings per share, stockholder return or value; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity), or refinancings; increase in assets under management, administration, or custody; changes between years or periods that are determined with respect to any of the foregoing; and any derivations of any of the foregoing. A performance criterion and any applicable targets need not be based upon an increase, a positive or improved result, or avoidance of loss.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m) (to the extent applicable), our Compensation Committee may provide that one or more of the performance criteria applicable to any award under the Amended Bonus Plan will be adjusted in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance criterion or criteria. The formula for any award under the Amended Bonus Plan may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts, and any unusual, nonrecurring gain or loss, and will be based on accounting rules and related Company accounting policies and practices in effect on the date the formula is approved by our Compensation Committee.

Payment under an Award

Following the close of the performance period, our Compensation Committee will determine (and, to the extent required by Section 162(m), to the extent applicable, certify) whether and to what extent the applicable performance criteria have been satisfied. Our Compensation Committee will then determine the actual payment, if any, under each award. A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with the Amended Bonus Plan and the terms of the award and the participant is an employee of the Company on the last day of the applicable performance period, with certain exceptions in the case of retirement, death or disability. Payment of awards under the Amended Bonus Plan will be made within 75 days after the close of the performance period. Our Compensation Committee has the sole discretion to reduce the actual payment to be made under any award.

In the event of a participant's retirement, death, or disability before the last day of an applicable performance period, our Compensation Committee will have the sole discretion to award any bonus to such participant under the Amended Bonus Plan. If a participant is on a leave of absence for any portion of the relevant performance period, the bonus to be awarded under the Amended Bonus Plan may be prorated to reflect only the time when the participant was actively employed and not any leave period.

LPL Financial

**Proposal 3: Approval of the Amendment and Restatement of the
LPL Financial Holdings Inc. Corporate Executive Bonus Plan**

Recovery of Compensation

Awards under the Amended Bonus Plan will be subject to forfeiture, termination and rescission, and a participant who receives a payment pursuant to the Amended Bonus Plan will be obligated to return such payment to us, to the extent provided by our Compensation Committee, in connection with a breach by the participant of an award agreement under the plan or any non-competition, non-solicitation, confidentiality, or similar covenant or agreement with our Company or an overpayment of incentive compensation due to inaccurate financial data, in accordance with the Company's recoupment policy or as otherwise required by law or applicable stock exchange listing standards.

Termination

Our Compensation Committee may terminate the Amended Bonus Plan at any time.

New Plan Benefits

The Board has not granted any awards under the Amended Bonus Plan subject to stockholder approval of this Proposal 3. Our Compensation Committee has full discretion to determine the amount of the awards to be made to participants under the Amended Bonus Plan, subject to the limits described above under *"Summary of the Amended Bonus Plan — Participants; Individual Limit"*.

Required Vote

Approval of the Amended Bonus Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock cast affirmatively or negatively in person or by proxy. Abstentions and broker non-votes will not be counted as shares voting on such matter and accordingly will have no effect on the approval of this Proposal 3.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis ("CD&A") describes the actions taken by our Compensation Committee with respect to the 2014 compensation for our executive officers, including our named executive officers ("NEOs"). Under SEC rules, our NEOs for 2014 are:

Executive	Title
Mark S. Casady	Chair of the Board, Chief Executive Officer
Dan H. Arnold	President, former Chief Financial Officer
David P. Bergers	Managing Director, Legal & Government Relations and General Counsel
Robert J. Moore	Former President
Michelle B. Oroschakoff	Managing Director, Chief Risk Officer

2014 Performance

In 2014 we had a strong year of growing our core business, but our adjusted earnings per share remained flat. In our core business, we achieved record assets, revenues, and gross profit driven by strong recruiting, advisor productivity, and equity market growth. Additionally, expense management and ongoing share repurchases improved our earnings per share. However, these improvements were offset by two major challenges: a decline in revenue derived from our cash sweep programs, in which we earn fees based on cash balances for assisting our advisors in managing their clients' accounts, and charges related to regulatory matters. From an operational standpoint, we remained focused on transforming our business to enhance our value proposition, strengthening our risk and compliance capabilities, and growing our market share. For additional discussion and analysis of the Company's 2014 performance, please refer to the Annual Report. After taking into account these overall results, the Compensation Committee determined that the 2014 bonus pool would be funded, but that annual cash bonus awards to our NEOs (as well to our other executives and employees) would be paid at below-target levels. This approach is consistent with our compensation philosophy and past practices.

Net revenue increased 6% year-over-year and grew to a record $4.4 billion in 2014. Our revenue growth was driven by an increase in total advisors and advisory productivity, as well as by market appreciation.



**Annual Net Revenue
($ in millions)**

$3,661 (2012) $4,141 (2013) $4,374 (2014)

Our results were further aided by our continued success in retaining and recruiting advisors. We believe our 97% annualized retention rate for commission and advisory revenues continued to lead the industry in 2014. Despite a slow start in advisor recruiting, we finished strong in 2014, adding 363 net new advisors, putting us once again among the top firms in the industry in terms of attracting new advisors. These metrics are strong indicators of our leadership in the market place and the continuing appeal of the independent model, in which financial advisors operate as independent contractors rather than as employees.



Total Advisors

In 2014 we had another strong year accumulating brokerage and advisory assets, which grew 8% to $475 billion, including a record $18 billion in net new advisory assets. Our brokerage and advisory asset growth was driven by the strong advisor recruiting discussed above, solid advisor productivity, and equity market growth.



Brokerage and Advisory Assets
($ in billions)

A 6% increase in gross profit, a decline in our cash sweep revenue, and charges related to regulatory matters translated to a 1% increase in 2014 in adjusted EBITDA, which is a non-GAAP financial measure.



Adjusted EBITDA
($ in millions)

Adjusted earnings per share remained flat at $2.44, which we believe does not fully reflect the success we had in growing our core business. We increased brokerage and advisory assets, revenues, and gross profits, managed expenses, and continued repurchasing shares to generate $0.33 in incremental earnings per share. However, this growth was offset by two challenges: the decline in cash sweep revenue and charges related to regulatory matters. Adjusted earnings and adjusted earnings per share are non-GAAP financial measures.



Adjusted Earnings
($ in millions, except earnings per share)

Capital is returned to stockholders through our share repurchase program and dividends. In 2014, we demonstrated our commitment to returning capital to stockholders, deploying $371 million in capital to share repurchases and dividends, equating to $3.65 per share. In 2012, we paid a special dividend of $223 million, equating to $2.00 per share.



Capital Returned to Shareholders
($ in millions, except amount per share)

Non-GAAP Financial Measures

Adjusted earnings represent net income before: (a) employee share-based compensation expense, (b) amortization of intangible assets, (c) acquisition and integration related expenses, (d) restructuring and conversion costs, (e) debt amendment and extinguishment costs, and (f) other. Reconciling items are tax effected using the income tax rates in effect for the applicable period, adjusted for any potentially non-deductible amounts. Adjusted earnings per share represents adjusted earnings divided by weighted-average outstanding shares on a fully diluted basis. The Company prepares adjusted earnings and adjusted earnings per share to eliminate the effects of items that it does not consider indicative of its core operating performance. The Company believes these measures provide investors with greater transparency by helping illustrate the underlying financial and business trends relating to results of operations and financial condition and comparability between current and prior periods.

Adjusted EBITDA is defined as EBITDA (net income plus interest expense, income tax expense, depreciation and amortization), further adjusted to exclude certain non-cash charges and other adjustments. The Company presents adjusted EBITDA because the Company considers it a useful financial metric in assessing the Company's operating performance from period to period by excluding certain items that the Company believes are not representative of its core business, such as certain material non-cash items and other adjustments that are outside the control of management.

Adjusted earnings, adjusted earnings per share, and adjusted EBITDA are not measures of the Company's financial performance under GAAP and should not be considered as an alternative to net income or earnings per share or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of profitability or liquidity. In addition, adjusted EBITDA can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate, and capital investments.

You can find additional related information, including a reconciliation of such non-GAAP measures for the years ended December 31, 2014, 2013, and 2012, within our Annual Report, under "Item 7. Management's Discussion and Analysis of Financial Condition and Results Of Operations—How We Evaluate Our Business."

Compensation Philosophy

Under the oversight of our Compensation Committee, our executive compensation program rewards sustained financial and operating performance. Our compensation program is designed to incentivize strong performance by linking executives' compensation to the success of the Company and avoiding practices that may create unwarranted risk.

The design and operation of our program reflect the following objectives:

- aligning the interests of our executive officers with the interests of our Company and its stockholders;
- linking our executive officers' compensation to the achievement of both short-term and long-term strategic and operational goals; and
- attracting, motivating, and retaining highly qualified executive officers who are passionate about the mission of our Company.

We seek to achieve these objectives through the following guiding compensation principles:

- paying compensation that is competitive with that offered for similar positions with our peer companies;
- striking a balance between current versus long-term compensation and cash versus equity compensation;
- linking short-term and long-term incentive compensation largely to objective and, to the extent possible, quantifiable performance measures; and
- using equity-based compensation for a significant portion of pay.

Compensation Governance

In order to promote strong governance and alignment with stockholder interests, we **do** the following:

- ✓ benchmark executive compensation against peers with which we compete for talent;
- ✓ maintain a pay mix that is very heavily performance-based;
- ✓ maintain stock ownership guidelines for executives;
- ✓ maintain a compensation recoupment policy in the event of a restatement of our financial statements;
- ✓ retain an independent compensation consultant engaged by, and reporting directly to, the Compensation Committee;
- ✓ conduct annual risk assessments of our executive compensation policies and practices; and
- ✓ hold Compensation Committee executive sessions without management present.

In addition, we **do not** do the following:

- ✗ re-price stock options without stockholder approval;
- ✗ permit hedging transactions or short sales by executives;
- ✗ permit pledging or holding company stock in a margin account by executives;
- ✗ enter into individual employment agreements; or
- ✗ provide excise tax gross-ups to executives.

In 2014, we made changes to our compensation practices to bring them into greater alignment with our peer companies, provide greater transparency for our employees and investors, and create consistency in how compensation is determined across our organization. These additional changes are discussed below under "—*How Compensation Decisions Were Made — Compensation Program Developments in 2014*."

Components of Compensation

The core components of our executive compensation program are:

- Base salary;
- Annual cash bonus awards;
- Long-term equity incentive awards; and
- Severance and change-in-control benefits.

Our Compensation Committee retains flexibility to determine the appropriate level and mix of the various compensation components consistent with our business needs. The mix of compensation elements is intended to provide our NEOs with a competitive total pay package that rewards recent results and drives long-term corporate performance. The cash bonus awards compensate NEOs based upon annual Company and individual performance. We also have a long-term equity incentive program designed to provide equity compensation primarily linked to longer-term Company performance while aligning the interests of our executives with the interests of our stockholders.

Average NEO Compensation Mix



Base Salary

We pay our NEOs base salaries in order to provide a stable income that is commensurate with their experience and responsibilities, and reflects competitive market conditions. The base salaries of the NEOs are set based on the responsibilities of the individual, taking into account the individual's skills, experience, prior compensation levels, and market compensation for our peer group. We review base salaries for our NEOs annually, although salary changes may not occur with that frequency. Rather, base salaries are increased when individual performance, job scope, or market compensation data indicate that an increase is warranted.

The 2014 base salaries of Messrs. Moore and Bergers, and Ms. Oroschakoff were unchanged from 2013. In determining that the salaries remained appropriate, the Compensation Committee considered, among other things, that Mr. Bergers and

Ms. Oroschakoff joined the Company in August 2013 and September 2013, respectively, and the overall compensation mix of Mr. Moore, particularly in the context of his performance-based compensation targets. In 2014, the Compensation Committee provided Mr. Casady with a merit-based increase in base salary from $800,000 to $900,000 effective as of February 23, 2014. Additionally, Mr. Arnold received a merit-based increase in base salary from $500,000 to $550,000, effective as of February 23, 2014. In determining that these increases were appropriate, the Compensation Committee considered, among other things, base salary levels for chief executive officers and chief financial officers of industry peers. The 2014 salaries for all of our named executive officers appear in the Summary Compensation Table that follows this CD&A.

Annual Cash Bonus Awards

We provide annual cash bonus awards in order to tie a significant portion of the overall cash compensation of each NEO to annually-established, key short-term corporate objectives and stated financial goals of the Company and to incentivize the achievement of those goals as well as individual performance goals. See "—*Goals, Objectives and Performance Evaluation*." The Compensation Committee believes that the NEOs, as key members of the Company's leadership team, share responsibility for supporting the goals and performance of the Company.

At the beginning of each year, the Compensation Committee establishes an objective corporate performance goal (the achievement of which is a condition to the funding of the bonus pool, and the payment of any cash bonus awards, under the Bonus Plan), each NEO's target and maximum award amounts and additional corporate and individual performance goals on which actual payment of annual cash bonus awards, if any, will be based. Each NEO's individual target award amount is set by the Compensation Committee by reference to market compensation for comparable positions within our peer group as well as the nature of the NEO's role and responsibilities. By emphasizing executives' contributions to the Company's overall performance rather than focusing only on their individual business or function, we believe that these cash bonuses provide a significant incentive to our NEOs to work towards achieving our overall Company objectives.

If the Compensation Committee determines that the threshold corporate performance goal has been achieved and therefore a bonus pool under the Bonus Plan will be funded, the Compensation Committee then evaluates the Company's and each NEO's performance against the additional, previously

established goals, taking into account discussions with management and the Compensation Consultant, and determines whether and to what extent the bonuses are paid. See "—*Goals, Objectives and Performance Evaluation*." Our Compensation Committee has the discretion, subject to the terms of the various bonus awards, to pay bonuses above and below the established targets based upon their assessment of our performance, each NEO's performance, and other considerations.

For 2014, cash bonuses were awarded to our NEOs under our Bonus Plan, and the objective performance goal set by the Compensation Committee to determine whether the annual bonus pool under the Bonus Plan would be funded was based on the Company's adjusted EBITDA. In general, cash bonuses paid under the Bonus Plan are intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code.

Our chief executive officer and chief financial officer met with the Compensation Committee in December 2014 and January 2015 to discuss our actual performance compared to our pre-established 2014 corporate objectives. The Compensation Committee determined that the Company's adjusted EBITDA was sufficient to fund a cash bonus pool, but that overall corporate performance only partially satisfied the additional corporate objectives to which the awards were subject, as further described below under "— *Goals, Objectives and Performance Evaluation*." Based on this assessment of the Company's performance, the Compensation Committee exercised negative discretion to award annual cash bonuses under the Bonus Plan to our NEOs below each executive's target award amount for 2014, with the exception of Mr. Bergers who received a target bonus under the terms of his 2013 offer letter.

The table below includes the target annual cash bonus award established for each of our NEOs at the beginning of 2014, as well as the actual cash bonus awarded to each of our NEOs for 2014, as determined by the Compensation Committee:

NEO	Target Award	Target Award as a Percentage of Base Salary	Cash Bonus Awarded	Cash Bonus Awarded as a Percentage of Target Award
Mark S. Casady	$ 2,475,000	275%	$ 1,485,000	60%
Dan H. Arnold	$ 825,000	150%	$ 536,250	65%
David P. Bergers[1]	$ 900,000	150%	$ 900,000	100%
Robert J. Moore	$ 1,100,000	176%	$ 715,000	65%
Michelle B. Oroschakoff	$ 525,000	150%	$ 395,000	75%

(1) Mr. Bergers received a target bonus under the terms of his 2013 offer letter.



Annual Cash Bonus Awards
($ in thousands)

In determining these bonus payments, the Compensation Committee reviewed overall corporate performance as well as each individual's contribution to the Company's 2014 results. In particular, for Messrs. Casady, Arnold, and Moore, the Compensation Committee considered the Company's lagging earnings results in establishing their below target bonus amount. Mr. Bergers received an award at target per the terms of his 2013 offer letter, as noted in the footnote to the table above. Ms. Oroschakoff received a bonus award that reflected the Company's overall performance but also the substantial progress that we believe that we made in 2014 in strengthening our risk and compliance capabilities.

Long-Term Equity Incentive Awards

The purpose of our long-term equity incentive program is to promote achievement of corporate goals that drive long-term stockholder value and retain key executives. We provide stock-based, long-term compensation to our NEOs through equity awards under our stockholder-approved equity plans. Based upon an assessment of peer practices and discussion with the Compensation Consultant, our long-term equity incentive awards include RSUs in addition to stock options. This blended approach is intended to focus executives on stock appreciation on both an absolute and relative basis, while enhancing executive retention. Unvested stock options and

RSUs generally are forfeited if the named executive officer voluntarily leaves the Company other than upon retirement. We believe that our long-term equity incentive program is critical to our efforts to hire and retain the best talent in the financial services industry.

The Compensation Committee assesses long-term equity incentive targets for all eligible executives annually after reviewing the recommendations of management and the information provided by the independent Compensation Consultant. Target award amounts are based on executive position, including job scope and base salary, after consideration of our peer group targets and prior years' awards. For our NEOs, the targets established by our Compensation Committee for 2014 ranged from 83% of base salary to 350% of base salary.

To determine the actual annual long-term incentive ("LTI") awards made to our NEOs, the Compensation Committee considers the target award amount previously set based on a NEO's role and individual performance and leadership potential. Based upon such considerations, a NEO's ultimate annual long-term equity award can vary from the target amount for a particular role. Generally, actual awards range from 90-110% of target, although awards may fall outside of this range, based on the Compensation Committee's assessment of the individual.

The table below reflects the target LTI award established for each of our NEOs for 2014, as well as the actual LTI award granted to our NEOs for 2014 performance, as determined by the Compensation Committee:

Executive	2014 Annual Base Salary	LTI Target % of Base Salary	LTI Target $	LTI $ Granted[1]
Mark S. Casady	$ 900,000	350%	$ 3,150,000	$ 6,072,000
Dan H. Arnold	$ 550,000	100%	$ 550,000	$ 550,000
David P. Bergers	$ 600,000	83%	$ 500,000	$ 500,000
Robert J. Moore[2]	$ 625,000	250%	$ 1,562,500	$ —
Michelle B. Oroschakoff	$ 350,000	100%	$ 350,000	$ 350,000

(1) These LTI awards were granted on March 6, 2015 for services provided in fiscal year 2014. Mr. Casady received 100% of his award as a stock option award that is scheduled to vest ratably over a three-year period. The remaining NEOs received 70% of their awards as stock option awards and 30% of their awards as RSUs, all scheduled to vest ratably over a three-year period. In calculating the number of stock options awarded, we divide the dollar amount of the LTI grant that is allocated to stock options by one-third of the closing price of our Common Stock on the date of grant. The exercise price of any such option is equal to the closing price of our Common Stock on the date of grant. In calculating the number of RSUs awarded, we divide the dollar amount of the LTI grant that is allocated to RSUs, if any, by the closing price of our Common Stock on the date of grant.

(2) Mr. Moore voluntarily terminated his employment with us effective as of March 13, 2015 and, accordingly, did not receive an LTI grant for 2014.



Long-Term Incentive Awards
($ in thousands)

Mr. Casady's target total compensation consists of base salary, target bonus, and LTI value. In determining Mr. Casady's LTI award for 2014, the Compensation Committee conducted a two-step analysis, first benchmarking Mr. Casady's target total compensation against the Company's peer group and then determining to increase the equity component, rather than the cash component, of his total compensation for 2014. With the assistance of the Compensation Consultant, the Compensation Committee assessed Mr. Casady's target total compensation and determined that such compensation was below market median, particularly with regard to LTI. The Compensation Committee determined that an increase in Mr. Casady's target total compensation was appropriate in light of his role, experience, and tenure with the Company, as well as the desirability of his skill set. The Compensation Committee sought to reinforce the alignment of Mr. Casady's compensation with stockholder value creation over the long-term and to further strengthen the retention elements of Mr. Casady's pay, particularly following the termination of his employment agreement in February 2014. Consistent with these objectives, the Compensation Committee determined to increase the equity component of Mr. Casady's total compensation, rather than the cash component, and granted Mr. Casady an LTI award consisting solely of stock options that are scheduled to vest ratably over three years. Mr. Casady did not receive any RSUs.

Messrs. Arnold, Moore, Bergers, and Oroschakoff received awards primarily based on competitive market practices among the Company's peer group, as well as other factors such as retention, leadership potential, and individual performance.

In accordance with SEC rules, the equity awards shown in our Summary Compensation table and Grants of Plan-Based Awards table appearing elsewhere in this proxy statement reflect LTI awards that were granted during 2014. The awards shown in such tables include the LTI awards granted in February 2014 for services performed in 2013. The LTI awards described in the table above, which were made in March 2015 for services performed in 2014, are not reflected in our Summary Compensation table or Grants of Plan-Based Awards table.

In addition to the annual long-term equity grants disclosed above, on March 6, 2015, Ms. Oroschakoff was granted supplemental LTI awards in the amount of $140,000, consisting of $98,000 in stock options and $42,000 in RSUs. These awards will vest in full on the third anniversary of the date of grant. The awards were intended to help retain Ms. Oroschakoff and further recognize her performance in 2014. Ms. Oroschakoff was also granted a special LTI award of 1,208 RSUs on November 1, 2014 in connection with her relocation to San Diego, California.

Each of Mr. Bergers and Ms. Oroschakoff also received LTI awards on the anniversary of their employment commencement date, under the terms of their respective 2013 offer letters. On August 5, 2014, Mr. Bergers was granted 5,375 RSUs and 15,039 stock options with an exercise price of $46.51 per share, the closing price of our Common Stock on the date of grant. On September 3, 2014, Ms. Oroschakoff was granted 23,179 stock options with an exercise price of $48.09 per share, the closing price of our Common Stock on the date of grant. Each of these LTI awards granted to Mr. Bergers and Ms. Oroschakoff, which are reflected in our Summary Compensation table and Grants of Plan-Based Awards table, vest ratably over four years.

Additional Compensation Elements

Severance and Change-in-Control Benefits

We adopted the Executive Severance Plan in February 2014 to enable us to offer a form of protection to our executive officers in the event their employment with us is involuntarily terminated by the Company or is terminated for good reason by the executive (each, a "qualifying termination"). We believe that providing these benefits helps us compete for executive talent and may help us retain current key employees. All of our named executive officers are eligible for severance benefits under the Executive Severance Plan.

Other Compensation Components

401(k) Plan. We maintain a retirement savings plan, or a 401(k) Plan, for the benefit of all eligible employees, including our NEOs. Under the terms of the 401(k) Plan, employees may elect to make pre-tax 401(k) and Roth 401(k) contributions up to the statutorily prescribed limit. After one year of service, we match employee contributions on a pay period basis. For 2014, we provided a "baseline" match in an amount equal to 55% of up to 8% of an employee's designated deferral of their eligible compensation, and we made an additional match equal to 10% of the first 8% of an employee's designated deferral of their eligible compensation. An employee's interests in his or her contributions are 100% vested when contributed. We provide this benefit to all of our eligible employees, and it is provided to our NEOs on the same basis as all other eligible employees.

For 2015, we increased the amount by which we will match employee contributions to better align the Company's matching practices with market practices and to encourage employee participation in the 401(k) Plan. The Company will match employee contributions in an amount equal to 65% of up to 8% of an employee's designated 401(k) contribution, after

such employee has completed one year of service. The additional 10% match on the first 8% of an employee's designated deferrals has been discontinued for 2015.

Nonqualified Deferred Compensation. Mr. Arnold, previously an executive of our wholly-owned indirect subsidiary, UVEST Financial Services Group, Inc. ("UVEST"), participates in the UVEST Executive Nonqualified "Excess" Plan (the "UVEST Plan"). The UVEST Plan allows certain highly compensated or management employees to defer up to 100% of their current compensation, which includes for this purpose base salary, service bonus, performance-based compensation, and commissions. Distributions of deferred amounts may be made only upon a qualifying distribution event, which, depending on the individual's election, may be a separation from service, disability (as defined in the UVEST Plan), death, a change-in-control event (as defined in the UVEST Plan), an unforeseeable emergency, or a specified date, or may be the earliest of one or more of these events. At the time an election is made to defer compensation under the UVEST Plan, participants may choose, with respect to each potential qualifying distribution event, to receive amounts in either a lump sum or in equal annual installments over a number of years (but not to exceed five years). Deferred amounts are credited with an investment return determined as if the amounts were invested in one or more investment funds made available by the UVEST Plan and selected by a participant. The UVEST Plan is intended to be a nonqualified deferred compensation plan operated in compliance with Section 409A of the Internal Revenue Code. The amounts of compensation Mr. Arnold elected to defer under the UVEST Plan in 2014 are described in the table below titled *"Nonqualified Deferred Compensation for the Year Ended December 31, 2014."*

Goals, Objectives, and Performance Evaluation

Our NEOs are primarily responsible for ensuring that the Company achieves our annual and long-term goals. At the beginning of 2014, our Compensation Committee established an objective corporate performance goal (the achievement of which is a condition to the funding of the bonus pool, and the payment of any cash bonus awards, under the Bonus Plan) based on the Company's adjusted EBITDA and determined, with the input of the chief executive officer and the management team, the additional corporate goals and objectives for the upcoming year on which annual bonus awards would be based. In evaluating incentive compensation at the end of the year, our Compensation Committee considered the Company's financial results as well as qualitative factors, such as unplanned factors and "degree of difficulty," that were subjectively determined by the Compensation Committee in evaluating the Company's overall performance against all Company goals and objections. The Compensation Committee did not use any formal weightings in making its determinations, although adjusted EBITDA is the primary performance metric used to assess financial performance. The performance of the Company against these additional goals is assessed each year by our chief executive officer and chief financial officer, together with our Compensation Committee. Based on its assessment of the Company's performance against these additional

corporate goals, as well as its assessment of an NEO's individual performance, the Compensation Committee exercises its discretion to grant annual cash bonus awards at, above, or below a NEO's target award amount.

Goal	Performance
Delivering high-quality financial results, including achieving adjusted EBITDA of approximately $565 million and adjusted earnings of approximately $278 million.	The Company ended 2014 with adjusted EBITDA of $517 million, which was $48 million behind target, and adjusted earnings of $248 million, which was $30 million behind target. These unfavorable variances were driven largely by reduced cash sweep revenues, heightened regulatory expenses, and investments made in the Company's risk management capabilities.
Attracting and retaining advisors and financial institutions while driving customer engagement.	The Company achieved its business development targets for the full year and ended 2014 with 363 net new advisors. The Company's 97% annual production retention exceeded its retention target. The Company's 2014 performance with respect to this goal was strong.
Improving the Company's operating efficiency and scalability.	The Company achieved over $19 million in annualized savings through a combination of productivity and operational improvements as well as procurement savings. In particular, the Company made substantial progress in implementing its Service Value Commitment, an ongoing initiative to enhance the quality, speed, and cost of processes that support the Company's advisors and employees.
Building and promoting the Company's brand as an employer of choice.	The Company saw further improvement in employee engagement, as measured by a four-point increase in favorable responses to its annual employee engagement index, which is in addition to last year's 20-point improvement. The Company also made significant improvements in the area of talent management and redesigned its broad-based employee compensation and 401(k) programs.
Establishing a company-wide view of "service excellence" as being a key differentiator in the marketplace.	The Company implemented various enhancements to its infrastructure, training, and monitoring in order to improve its clients' experience. Among other things, the Company established a new Client Experience and Training team, established a 2014 service goal for every employee, and streamlined its process for handling client escalations and exceptions.
Improving the Company's risk profile and reputation.	The regulatory environment remains challenging for the Company and the industry in general. The Company continued to make progress in its regulatory remediation efforts and in implementing and expanding its key risk programs. The Company also continued to proactively engage with legislators, regulators, and industry trade organizations in its mission to strengthen relationships, convey the critical importance of independent financial advice, and explain the unique nature of its business model.
Delivering compelling innovative technology solutions.	The Company developed and enhanced several technology solutions with a focus on simplicity and productivity, including introducing a new Resource Center, an information hub for the Company's financial advisors designed to provide them with easy access to insights and tools to effectively manage their businesses and support their clients. In addition, the Company delivered requested improvements to advisor tools that were designed to promote investor engagement and enhance office productivity. The Company also met internal targets for technology systems availability.

As we look forward to 2015, the Compensation Committee has recommitted our management team to goals that are generally consistent with those adopted in 2014.

How Compensation Decisions Were Made

Role of Compensation Committee

Our Compensation Committee is composed entirely of directors who meet the NASDAQ standards for independence, including the heightened standards applicable to Compensation Committee members. The Compensation Committee is responsible for establishing our human resources policies, including our compensation philosophy, and overseeing our executive compensation policies and program. Our Compensation Committee reviews and gives final approval of the total compensation payable to each of our named executive officers, as well as the structure and implementation of the Company's overall compensation programs. In establishing total target compensation levels for our NEOs, the Compensation Committee, with input from the Compensation Consultant, determines the ranges of market compensation that it believes will enable us to effectively compete for and retain high-performing, qualified executives. The Compensation Committee's charter sets forth the Compensation Committee's responsibilities.

Role of Executive Officers

At the beginning of each year, our executive officers develop the corporate goals and objectives that they believe should be achieved for the Company to be successful, which are reviewed with the Compensation Committee or the Board for the purpose of establishing how executive performance will be assessed. These objectives are derived largely from the Company's annual financial and strategic planning sessions, and are prioritized and aligned with the Company's long-term strategic plan. The objectives include both quantitative financial measurements and qualitative strategic and operational goals. The chief executive officer and the chief financial officer provide quarterly reports to the Compensation Committee assessing the Company's performance against the corporate goals and objectives.

Our chief executive officer annually reviews the individual performance of each of his direct reports, including the NEOs (but excluding himself), and provides the Compensation Committee with evaluations of each such direct report as well as recommendations regarding such person's base salary level, annual cash bonus, and LTI award. Our chief human capital officer also attends Compensation Committee meetings and assists the Compensation Committee and the chief executive officer in recommending the final compensation levels for our named executive officers. Both the chief

executive officer and the chief human capital officer leave the meetings during discussions of compensation actions affecting them personally.

The Compensation Committee meets in executive session to independently determine the achievement of performance goals and decide the salary and incentive compensation for the chief executive officer, with input from the Compensation Consultant and the non-management directors, who also meet in executive session to consider the chief executive officer's performance and compensation.

Role of Compensation Consultant

Our Compensation Committee has the authority to engage its own advisors to assist in carrying out its responsibilities. The Compensation Committee has engaged the Compensation Consultant to advise on compensation matters and provide experiential guidance on what is considered fair and competitive practice in the industry, primarily with respect to the compensation of the executive officers. In 2014, the Compensation Consultant worked directly with the Compensation Committee and management to develop recommendations for compensation levels for our executive officers. In addition, the Compensation Consultant provided competitive compensation program and policy data as well as information concerning compensation plan design. Finally, the Compensation Consultant conducted a risk assessment of the Company's executive compensation policies and practices.

The Compensation Committee has assessed the independence of the Compensation Consultant pursuant to SEC rules and has determined that the work provided by the Compensation Consultant did not raise a conflict of interest.

Benchmarking

We believe that a competitive pay package is a critical tool in our efforts to attract and retain qualified executives. During 2014, the Compensation Committee engaged the Compensation Consultant to prepare an analysis to benchmark and assess our overall compensation program and practices against marketplace standards. This included a review of our peer group that resulted in the addition of Eaton Vance Corp., with which the Company competes for talent, and the removal of GFI Group Inc., which has a substantially smaller market capitalization than the Company. In addition, Knight Capital Group, Inc. and National Financial Partners Corp. were removed from the peer group as a result of merger and acquisition activity. The Compensation Committee's purpose in requesting this analysis was to ensure that

the Company's executive compensation practices are competitive with our peers. Working with the Compensation Consultant, the Compensation Committee reviewed the total compensation that each of our named executive officers is eligible to receive against the compensation levels of comparable positions of the peer group. The companies within our revised peer group consisted of:

- Alliance Data Systems, Corp.
- Ameriprise Financial, Inc.
- Broadridge Financial Solutions, Inc.
- Charles Schwab & Co., Inc.
- DST Systems, Inc.
- E*Trade Financial Corp.
- Eaton Vance Corp.

- Fidelity National Information Systems
- Fiserv, Inc.
- Raymond James Financial, Inc.
- SEI Investments Company
- Stifel Financial Corp.
- TD Ameritrade Inc.
- Waddell & Reed Inc.

Our goal is to ensure that we continue to measure our compensation practices against organizations that compete with us for key executives, that are considered important benchmarks in our industry, and that are comparable in size and scope to our business. As companies comprising our peer group change due to merger, acquisition, market capitalization, or business model, the Compensation Committee will consider appropriate changes to the group. For the year ended December 31, 2014, revenue and market capitalization were as follows (in billions):

	Revenue	Market Capitalization
Peer Group (Median)	$ 2.9	$ 7.5
LPL Financial Holdings Inc.	$ 4.4	$ 4.5

Compensation Program Developments in 2014

We continue to review and, where appropriate, to make changes to our compensation practices to bring them into greater alignment with our peer companies, provide greater transparency for our employees and investors, and create consistency in how compensation is determined across our organization. While no additional fundamental changes were made to our philosophy in 2014, the following changes became effective in 2014:

- We expanded the definition of "Retirement" for purposes of accelerated vesting of equity awards granted beginning in 2014. The expanded definition includes a termination of employment upon the attainment of age 55 and completion of 10 years of service (in addition to the former Retirement definition, which was based upon to the attainment of age 65 and the completion of five years of service); and

- We adopted a compensation recoupment policy that would apply in the event of a restatement of the Company's financial statements due to material non-compliance with financial reporting requirements under the securities laws.

In addition, as discussed in last year's proxy statement, during 2014, the Compensation Committee considered whether the use of executive employment agreements remained consistent with our overall compensation philosophy. Following a careful consideration of this issue, in February 2014, the Compensation Committee approved the following actions:

- the termination of the employment agreements with Messrs. Casady, Arnold, and Moore, effective as of February 24, 2014; and

- the amendment and restatement of our Executive Severance Plan, effective as of February 24, 2014, to provide for enhanced severance benefits as further described below.

Collectively, these changes were intended to further strengthen our performance orientation, align our program more closely with market practices, and promote greater executive engagement and retention.

Specific Compensation & Corporate Governance Policies and Practices

No Employment Agreements

We do not have individual employment agreements with any of our executive officers, including our named executive officers, although we have a practice of entering into offer letters with new executive officers that generally lay out the expected terms and conditions of their employment, including potential levels of compensation. Our executives serve at the will of the Board, and their rights to severance benefits following a termination of employment, if any, will be determined under our Executive Severance Plan, which applies uniformly to our executives at the managing director level and above.

Executive Severance Plan

Under our Executive Severance Plan, participants who experience a qualifying termination are eligible to receive continued payment of base salary for one year, an amount equal to the most recent annual bonus paid or payable to the executive and a subsidy of COBRA continuation benefits for one year.

Additional benefits, including possible accelerated vesting of time-based equity and equity-based awards, are described elsewhere in this proxy statement under "—*Potential Payments upon Termination or Change-in-Control for the Year Ended December 31, 2014.*"

Stock Ownership Guidelines

We have adopted stock ownership guidelines that are intended to better align the interests of our executive officers with the interests of our stockholders.

Executives at the managing director level and above (which includes our NEOs) are required to achieve and maintain ownership of Common Stock at a threshold equal to three times his or her base salary, while our CEO is required to achieve and maintain a threshold equal to six times his base salary. Generally, executive officers have five years from the time they become an executive officer to meet the minimum ownership requirements. Our stock ownership guidelines may be found on our website at www.lpl.com. As of March [ ], 2015, all of our executive officers satisfied the minimum ownership threshold other than those who are still within the five year-time period to achieve such ownership.

Anti-Hedging and Anti-Pledging Policy

We believe that hedging transactions may permit executives to own Company securities obtained through our executive compensation program or otherwise without the full risks and rewards of ownership. When that occurs, an executive may no longer have the same objectives as the Company's other stockholders. As a result, we have adopted a policy, included within our Insider Trading Policy, which prohibits executives from hedging or monetization transactions, including through the use of puts and call options, collars, exchange funds, prepaid variable forwards, and equity swaps. We also prohibit executives from holding Company securities in a margin account, because a margin or foreclosure sale may occur when an executive is aware of material nonpublic information or otherwise not permitted to trade.

Rule 10b5-1 Plan Policy

The Company has adopted a policy (the "10b5-1 Policy") for all executive officers and directors of the Company who adopt Rule 10b5-1 plans for trading in Company securities. The 10b5-1 Policy is designed to prevent inadvertent violations of the federal securities laws when implementing Rule 10b5-1 plans.

Annual Compensation Risk Assessment

The Compensation Committee annually reviews our executive compensation policies and practices to ensure that they do not encourage unnecessary and excessive risks. In 2014, the Compensation Consultant provided a "comfort letter" in connection with the review, the results of which are discussed elsewhere in this proxy statement under "*Information Regarding Board and Committee Structure — Risk Management and Compensation Policies and Practices.*"

Say-on-Pay Feedback from Stockholders

In 2011, we submitted our executive compensation program to an advisory vote of our stockholders, commonly referred to as a "say-on-pay" proposal, and it received the support of over 87% of the total votes cast at our 2011 annual meeting of stockholders. We also held an advisory vote in 2011 on the frequency of future say-on-pay proposals. Our stockholders recommended that say-on-pay votes occur every three years. In light of developing market practices, however, our Compensation Committee determined in 2014 that it is advisable to hold say-on-pay votes annually rather than triennially. Therefore, we now hold an advisory vote on the compensation of our named executive officers on an annual basis. The Compensation Committee intends to consider carefully the results of the advisory stockholder votes as it reviews and determines the total compensation packages for our NEOs. In 2014, we received strong support for our executive compensation program at

our 2014 annual meeting of stockholders, as 99.5% of the total votes cast in the advisory vote on say-on-pay voted to approve the proposal.

162(m) Policy and Bonus Plan

Pursuant to Section 162(m) of the Internal Revenue Code, compensation in excess of $1 million that is paid to certain executive officers is not deductible unless it qualifies as "performance-based compensation." Our Compensation Committee believes that in establishing the cash and equity incentive compensation programs for the Company's executive officers, the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration. From time to time, the Compensation Committee may, and reserves the right to, award or approve compensation that is not deductible under Section 162(m) in order to provide competitive levels of total compensation for our executive officers in a

manner designed to incentivize achievement of our strategic goals and objectives.

Our annual cash bonus awards to executive officers are generally granted under the Bonus Plan and structured to qualify as "performance-based compensation" under Section 162(m). Within the first 90 days of the annual performance period, the Compensation Committee establishes our objective performance criteria for the period and grants eligible participants a maximum potential award under the Bonus Plan based on that performance criteria. Following the conclusion of the performance period, the Compensation Committee certifies whether the objective performance criteria were satisfied. If so, the Compensation Committee may exercise negative discretion to determine the actual amount of the annual cash bonus awards to be paid to each participant under the Bonus Plan.

Report of the Compensation and Human Resources Committee of the Board of Directors

The following independent directors, who constitute the Compensation Committee, have reviewed the Compensation Discussion and Analysis with our management and recommended that it be included in this proxy statement.

Anne M. Mulcahy, Chair
Richard W. Boyce
John J. Brennan
James S. Riepe

March [ ], 2015

Compensation of Named Executive Officers

In accordance with SEC rules, the equity awards shown in our Summary Compensation Table and Grants of Plan-Based Awards table for the fiscal year 2014 were granted in February 2014 in respect of services performed in 2013. Please refer to the Compensation Discussion and Analysis included in last year's proxy statement for a discussion of these awards.

The tables in the following sections of this proxy statement provide information required by the SEC regarding compensation paid to or earned by our NEOs. The footnotes to these tables provide important information to explain the values presented in the tables and are an important part of our disclosures.

Summary Compensation Table for Year Ended December 31, 2014

The following table sets forth information concerning the total compensation for the years ended December 31, 2014, 2013, and 2012 for the NEOs:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Mark S. Casady Chair, CEO	2014	885,479 (5)	—	—	3,079,998	1,485,000	71,440	5,521,917
	2013	800,000	—	—	2,799,991	2,500,000	48,842	6,148,833
	2012	800,000	—	—	2,800,000	1,000,000	57,553	4,657,553
Dan H. Arnold President, former CFO	2014	542,740 (6)	—	679,973	419,980	536,250	51,087	2,230,030
	2013	481,534 (7)	—	144,917	574,999	750,000	150,900	2,102,350
	2012	421,858 (8)	—	—	408,002	292,000	181,577	1,303,437
David P. Bergers[9] Managing Director, Legal & Government Relations and General Counsel	2014	600,000	—	311,488	393,474	900,000	49,130	2,254,092
	2013	244,932	1,500,000 (10)	1,679,132	249,984	367,380	6,742	4,048,170
Robert J. Moore Former President	2014	625,000	—	972,439	1,102,489	715,000	59,741	3,474,669
	2013	625,000	—	—	1,362,499	1,100,000	40,646	3,128,145
	2012	625,000	—	—	1,562,500	360,000	42,617	2,590,117
Michelle B. Oroschakoff[11] Managing Director, Chief Risk Officer	2014	350,000	—	154,960	644,986	395,000	301,913	1,846,859

(1) These amounts reflect the grant date fair value of RSUs as determined by the closing price of the Common Stock on the date of grant. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2) These amounts reflect the grant date fair value of stock options as determined under FASB ASC Topic 718 and using the Black-Scholes model. The underlying valuation assumptions for stock option awards are further disclosed in Note 15, *Share-Based Compensation*, to our consolidated financial statements filed with our Annual Report and Note 15, *Stockholders' Equity*, to our consolidated financial statements filed with our annual reports on Form 10-K for the years ended December 31, 2013 and 2012. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3) Represents the dollar value of annual cash bonus awards earned under the Bonus Plan by each NEO. Because Mr. Bergers joined our Company after commencement of the 2013 performance period under the Bonus Plan, the 2013 amount shown for Mr. Bergers represents the annual cash bonus awarded outside the Bonus Plan, which was nevertheless calculated and paid in the same manner as if it had actually been awarded under the plan.

(4) See "*All Other Compensation*" table below for additional information.

(5) Mr. Casady began the year with a base salary of $800,000, but received an increase in salary to $900,000 during the year.

(6) Mr. Arnold began the year with a base salary of $500,000, but received an increase in salary to $550,000 during the year.

(7) Mr. Arnold began the year with a base salary of $440,000, but received increases in salary to $475,000 and then to $500,000 during the year.

(8) Mr. Arnold began the year with a base salary of $400,000, but received an increase in salary to $440,000 upon his promotion to chief financial officer.

(9) Mr. Bergers joined the Company on August 5, 2013, and therefore he did not receive compensation from the Company in 2012. His compensation is disclosed for the years ended December 31, 2014 and 2013.

(10) Represents a signing bonus.

(11) Ms. Oroschakoff joined the Company on September 3, 2013 and was not a named executive officer in 2013. Her compensation is therefore only disclosed for the year ended December 31, 2014.

All Other Compensation

The following table sets forth information concerning All Other Compensation in the table above for the years ended December 31, 2014, 2013, and 2012 for the NEOs:

Name	Year	Personal Use of Company Chartered Aircraft ($)	Automobile Lease and Related Expenses ($)	Taxable Travel and Related Expenses ($)[1]	Taxable Relocation and Related Expenses ($)[2]	Reimbursement for Certain Taxes and Tax Planning Services ($)[3]	Securities Commissions ($)	401(k) Employer Match ($)	Total ($)
Mark S. Casady	2014	—	39,259	18,661	—	—	—	13,520	71,440
	2013	—	37,119	—	—	—	223	11,500	48,842
	2012	18,905	28,169	—	—	—	1,479	9,000	57,553
Dan H. Arnold	2014	—	23,832	13,735	—	—	—	13,520	51,087
	2013	—	26,943	—	92,068	23,139	—	8,750	150,900
	2012	—	26,581	—	148,196	—	—	6,800	181,577
David P. Bergers	2014	—	29,614	19,516	—	—	—	—	49,130
	2013	—	6,742	—	—	—	—	—	6,742
Robert J. Moore	2014	—	50,696	2,795	—	—	—	6,250	59,741
	2013	—	34,636	—	—	—	—	6,010	40,646
	2012	4,633	32,859	—	—	—	—	5,125	42,617
Michelle B. Oroschakoff	2014	—	25,945	30,803	240,615	—	—	4,550	301,913

(1) Consists of hotel and air travel expenses, and related tax gross-up payments, related to the attendance of the NEO and, except for Mr. Moore, the NEO's spouse, at a conference hosted by the Company outside of the United States for its top-producing financial advisors. Tax gross-up payments of $6,093, $4,663, $6,372, $949, and $10,458 were made to Messrs. Casady, Arnold, Bergers, and Moore, and Ms. Oroschakoff, respectively.

(2) Includes tax gross-up payments related to relocation expenses of $90,423 made to Ms. Oroschakoff in 2014 and $34,599 and $34,765 made to Mr. Arnold in 2013 and 2012, respectively.

(3) Consists of reimbursement received from us for certain taxes and tax planning services incurred in 2013 in connection with Mr. Arnold's participation in the UVEST Plan, including a related tax-gross up of $12,074.

NEO Compensation Mix
($ in thousands)



Legend:
- Base Salary
- Long-Term Incentive Awards
- Annual Cash Bonus Awards
- Other

CEO Compensation Mix



NEO Compensation Mix
(excluding CEO)



■ Base Salary ■ Long-Term Incentive Awards ■ Annual Cash Bonus Awards ■ Other

2014 Grants of Plan-Based Awards

The following table provides additional information about non-equity and equity-based awards granted to our named executive officers during the year ended December 31, 2014:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		All Other Stock Awards: Shares of Stock or Units (#)	All Other Option Awards: Securities Underlying Options (#)[1]	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Target	Maximum				
Mark S. Casady		$ 2,475,000	$ 5,000,000				
	2/24/2014			—	148,375	$ 54.81	$ 3,079,998
Dan H. Arnold		$ 825,000	$ 2,500,000				
	2/24/2014			3,284 (3)	—	$ —	$ 173,855
	2/24/2014			9,122 (4)	—	$ —	$ 474,618
	2/24/2014			—	20,232	$ 54.81	$ 419,980
David P. Bergers		$ 900,000	$ 2,500,000				
	2/24/2014			1,122 (3)	—	$ —	$ 59,399
	2/24/2014			—	6,912	$ 54.81	$ 143,481
	8/5/2014			5,375 (5)	—	$ —	$ 237,605
	8/5/2014			—	15,039 (5)	$ 46.51	$ 249,993
Robert J. Moore		$ 1,100,000	$ 2,500,000				
	2/24/2014			8,620 (6)	—	$ —	$ 456,343
	2/24/2014			9,122 (7)	—	$ —	$ 474,618
	2/24/2014			—	53,111 (6)	$ 54.81	$ 1,102,489
Michelle B. Oroschakoff		$ 525,000	$ 1,500,000				
	2/24/2014			1,915 (3)	—	$ —	$ 101,380
	2/24/2014			—	11,802	$ 54.81	$ 244,988
	9/3/2014			—	23,179 (5)	$ 48.09	$ 399,998
	11/1/2014			1,208 (3)	—	$ —	$ 47,762

(1) This represents the number of stock options awarded. Unless otherwise indicated, these awards are scheduled to vest over a three-year period in three equal tranches with the first tranche scheduled to vest on the first anniversary of the grant date.

(2) These amounts are the grant date fair value of the RSUs and stock options as represented by the total compensation expense that will be recognized for these awards determined under FASB ASC Topic 718. RSUs are valued using the closing price of the Common Stock on the date of grant. We use the Black-Scholes option pricing model to estimate our compensation cost for stock option awards. Please see Note 15, *Share-Based Compensation*, to our consolidated financial statements in our Annual Report for assumptions used by the Company in calculating the fair value of its employee stock options with the Black-Scholes valuation model.

(3) These awards are scheduled to vest over a three-year period in three equal tranches with the first tranche scheduled to vest on the first anniversary of the grant date.

(4) This award is scheduled to vest on the third anniversary of the grant date.

(5) These awards are scheduled to vest over a four-year period in four equal tranches with the first tranche scheduled to vest on the first anniversary of the grant date.

(6) These awards were scheduled to vest over a three-year period in three equal tranches with the first tranche scheduled to vest on the first anniversary of the grant date. Mr. Moore voluntarily terminated his employment with us effective as of March 13, 2015, and he forfeited awards that were unvested on that date in accordance with their terms.

(7) This award was scheduled to vest on the third anniversary of the grant date. Mr. Moore voluntarily terminated his employment with us effective as of March 13, 2015, and he forfeited this award in accordance with its terms.

Outstanding Equity Awards at December 31, 2014

The following table sets forth information with respect to unexercised stock option awards and unvested RSUs as of December 31, 2014. Stock options vest in equal increments over a three- to five-year period and expire on the tenth anniversary following the date of grant. RSUs vest over a two- to four-year period.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Mark S. Casady	120,000	—	$ 22.08	9/14/2019	—	$ —
	120,000	30,000 (1)	$ 34.61	12/22/2020	—	$ —
	74,576	111,863 (1)	$ 32.26	2/9/2022	—	$ —
	58,628	175,885 (2)	$ 31.60	2/22/2023	—	$ —
	—	148,375 (3)	$ 54.81	2/24/2024	—	$ —
Dan H. Arnold	50,000	—	$ 27.80	2/5/2018	—	$ —
	20,000	—	$ 22.08	9/14/2019	—	$ —
	32,000	8,000 (1)	$ 34.61	12/22/2020	—	$ —
	10,867	16,300 (1)	$ 32.26	2/9/2022	—	$ —
	12,039	36,120 (2)	$ 31.60	2/22/2023	—	$ —
	—	20,232 (3)	$ 54.81	2/24/2024	—	$ —
	—	—	$ —		4,837 (4)	$ 215,488
	—	—	$ —		3,284 (3)	$ 146,302
	—	—	$ —		9,122 (5)	$ 406,385
David P. Bergers	4,217	12,651 (2)	$ 39.60	8/5/2023	—	$ —
	—	6,912 (3)	$ 54.81	2/24/2024	—	$ —
	—	15,039 (2)	$ 46.51	8/5/2024	—	$ —
	—	—	$ —		37,878 (4)	$ 1,687,465
	—	—	$ —		4,735 (2)	$ 210,944
	—	—	$ —		1,122 (3)	$ 49,985
	—	—	$ —		5,375 (2)	$ 239,456
Robert J. Moore	108,609	—	$ 26.33	9/9/2018	—	$ —
	1	—	$ 19.74	6/12/2019	—	$ —
	71,391	—	$ 22.08	9/14/2019	—	$ —
	76,000	19,000 (1)	$ 34.61	12/22/2020	—	$ —
	41,616	62,424 (1)	$ 32.26	2/9/2022	—	$ —
	28,529	85,587 (2)	$ 31.60	2/22/2023	—	$ —
	—	53,111 (3)	$ 54.81	2/24/2024	—	$ —
	—	—	$ —		8,620 (6)	$ 384,021
	—	—	$ —		9,122 (7)	$ 406,385
Michelle B. Oroschakoff	7,183	21,551 (2)	$ 36.88	9/3/2023	—	$ —
	—	11,802 (3)	$ 54.81	2/24/2024	—	$ —
	—	23,179 (2)	$ 48.09	9/3/2024	—	$ —
	—	—	$ —		4,067 (2)	$ 181,185
	—	—	$ —		1,915 (3)	$ 85,313
	—	—	$ —		1,208 (3)	$ 53,816

(1) These awards vest over a five-year period in five equal tranches with the first tranche scheduled to vest on the first anniversary of the grant date.

(2)   These awards vest over a four-year period in four equal tranches with the first tranche scheduled to vest on the first anniversary of the grant date.

(3)   These awards vest over a three-year period in three equal tranches with the first tranche scheduled to vest on the first anniversary of the grant date.

(4)   These awards vest on the second anniversary of the grant date.

(5)   These awards vest on the third anniversary of the grant date.

(6)   This award was scheduled to vest over a three-year period in three equal tranches with the first tranche scheduled to vest on the first anniversary of the grant date. Mr. Moore voluntarily terminated his employment with us effective March 13, 2015, and he forfeited the unvested portion of the award on that date in accordance with its terms.

(7)   This award was scheduled to vest on the third anniversary of the grant date. Mr. Moore voluntarily terminated his employment with us effective March 13, 2015, and he forfeited this award in accordance with its terms.

2014 Option Exercises and Stock Vested

The following table sets forth the options exercised and stock vested during the year ended December 31, 2014:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mark S. Casady	—	$ —	—	$ —
Dan H. Arnold	—	$ —	—	$ —
David P. Bergers	—	$ —	1,578	$ 73,393 (1)
Robert J. Moore	129,999	$ 4,361,789 (2)	—	$ —
Michelle B. Oroschakoff	—	$ —	1,355	$ 65,162 (3)

(1)   These RSUs vested on August 5, 2014, on which date the closing price per share of our Common Stock was $46.51.

(2)   These options were granted on June 12, 2009 with an exercise price of $19.74 per share. These options were exercised on February 14, 2014 at multiple market prices per share ranging from $53.24 to $53.33 per share.

(3)   These RSUs vested on September 3, 2014, on which date the closing price per share of our Common Stock was $48.09.

Nonqualified Deferred Compensation for the Year Ended December 31, 2014

The following table sets forth information relating to nonqualified deferred compensation for each NEO for the year ended December 31, 2014:

	Nonqualified Deferred Compensation				
Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2014 ($)[2]
Mark S. Casady	$ —	$ —	$ —	$ —	$ —
Dan H. Arnold[2]	$ 63,500	$ —	$ 17,213	$ —	$ 206,031
David P. Bergers	$ —	$ —	$ —	$ —	$ —
Robert J. Moore	$ —	$ —	$ —	$ —	$ —
Michelle B. Oroschakoff	$ —	$ —	$ —	$ —	$ —

(1)   Amounts included herein do not constitute above-market or preferential earnings (loss) and therefore are not reported as compensation in the "*Summary Compensation Table*."

(2)   These amounts relate to Mr. Arnold's participation in the UVEST Executive Nonqualified "Excess" Plan.

Potential Payments upon Termination or Change-in-Control for the Year Ended December 31, 2014

Set forth below the table is a description of certain post-employment arrangements with our NEOs, including the severance benefits and change-in-control benefits to which they would have been entitled under the Executive Severance Plan as of December 31, 2014. Amounts reported for the accelerated vesting of stock options and RSUs are based on a price per share of our Common Stock of $44.55, the closing price per share of our Common Stock on December 31, 2014. In the case of stock options, amounts reported assume an exercise only if $44.55 per share is greater than the exercise price of the stock option.

Named Executive Officer	Benefit	Without Cause or For Good Reason ($)		Disability and Death ($)		Change-in-Control ($)[1]	
Mark S. Casady	Severance	$ 900,000	(2)	$ —		$ 1,350,000	(3)
	Bonus	$ 1,485,000	(4)	$ —		$ 3,712,500	(5)
	Accelerated Vesting of Stock Options	$ 1,515,703	(6)	$ 3,950,707	(7)	$ 3,950,707	(8)
	Accelerated Vesting of RSUs	$ —		$ —		$ —	
	Group Benefit Continuation	$ 28,144	(9)	$ —		$ 42,216	(10)
Dan H. Arnold	Severance	$ 550,000	(2)	$ —		$ 825,000	(3)
	Bonus	$ 536,250	(4)	$ —		$ 1,237,500	(5)
	Accelerated Vesting of Stock Options	$ 302,210	(6)	$ 747,601	(7)	$ 747,601	(8)
	Accelerated Vesting of RSUs	$ 264,271	(11)	$ 768,176	(12)	$ 768,176	(13)
	Group Benefit Continuation	$ 20,334	(9)	$ —		$ 30,500	(10)
David P. Bergers	Severance	$ 600,000	(2)	$ —		$ 900,000	(3)
	Bonus	$ 900,000	(4)	$ —		$ 1,350,000	(5)
	Accelerated Vesting of Stock Options	$ 20,874	(6)	$ 62,622	(7)	$ 62,622	(8)
	Accelerated Vesting of RSUs	$ 1,834,302	(11)	$ 2,187,851	(12)	$ 2,187,851	(13)
	Group Benefit Continuation	$ 22,924	(9)	$ —		$ 34,385	(10)
Robert J. Moore	Severance	$ 625,000	(2)	$ —		$ 937,499	(3)
	Bonus	$ 715,000	(4)	$ —		$ 1,650,000	(5)
	Accelerated Vesting of Stock Options	$ 814,041	(6)	$ 2,064,403	(7)	$ 2,064,403	(8)
	Accelerated Vesting of RSUs	$ 128,037	(11)	$ 790,406	(12)	$ 790,406	(13)
	Group Benefit Continuation	$ 20,334	(9)	$ —		$ 30,500	(10)
Michelle B. Oroschakoff	Severance	$ 350,000	(2)	$ —		$ 525,000	(3)
	Bonus	$ 395,000	(4)	$ —		$ 787,500	(5)
	Accelerated Vesting of Stock Options	$ 55,101	(6)	$ 165,296	(7)	$ 165,296	(8)
	Accelerated Vesting of RSUs	$ 106,786	(11)	$ 320,315	(12)	$ 320,315	(13)
	Group Benefit Continuation	$ 15,374	(9)	$ —		$ 23,060	(10)

(1) Our Executive Severance Plan provides benefits on a "double trigger" basis, requiring a termination of employment by the Company without cause or a termination by the executive for good reason within 12 months following a change-in-control. All amounts reported in this column assume both that a change-in-control occurred on December 31, 2014 and that the executive's employment was terminated by the Company without cause or by the executive for good reason on December 31, 2014.

(2) Represents continued payment under our Executive Severance Plan of the NEO's base salary in effect on the separation date for 12 months.

(3) Represents continued payment under our Executive Severance Plan of the NEO's base salary in effect on the separation date for 18 months.

(4) Represents payment under our Executive Severance Plan of an amount equal to the bonus paid (or payable) to the NEO for the most recently completed calendar year.

(5) Represents payment under our Executive Severance Plan of an amount equal to 150% of the target bonus amount for the calendar year in which the NEO's employment is terminated.

(6) Represents exercise by the NEO of the unvested portion of any outstanding stock options scheduled to vest based solely on the passage of time within 12 months following separation, the vesting of which would have been accelerated under our Executive Severance Plan.

(7) Represents exercise by the NEO of the unvested portion all stock options, the vesting of which would have been accelerated upon termination of employment due to death.

(8) Represents exercise by the NEO of the unvested portion of all stock options, the vesting of which would have been accelerated under our Executive Severance Plan.

(9) Represents payments under our Executive Severance Plan of amounts equal to 100% of the employer portion of premiums for continued health and dental plan participation under COBRA for the NEO and his or her qualified beneficiaries for a one-year period.

(10) Represents payments under our Executive Severance Plan of an amount equal to 100% of the employer portion of premiums for continued health and dental plan participation under COBRA for the NEO and his or her qualified beneficiaries for an 18-month period.

(11) Represents the issuance of shares of Common Stock in respect of the unvested portion of any outstanding RSUs scheduled to vest based solely on the passage of time within 12 months following termination of employment, the vesting of which would have been accelerated under our Executive Severance Plan.

(12) Represents the issuance of shares of Common Stock in respect of all unvested RSUs, the vesting of which would have been accelerated upon a termination due to death.

(13) Represents the issuance of shares of Common Stock in respect of all unvested RSUs, the vesting of which would have been accelerated under our Executive Severance Plan.

Executive Severance Plan

On February 24, 2014, each of Messrs. Casady, Moore, and Arnold signed written agreements to terminate their respective employment agreements, which made them eligible to participate in our Executive Severance Plan, which was amended and restated effective February 24, 2014. As described in more detail below, our Executive Severance Plan provides a uniform framework for payments and benefits to be provided to all executive participants upon certain terminations of employment in exchange for a participant's compliance with restrictive covenants and the participant signing a general release agreement in favor of the Company. Our Executive Severance Plan can be amended or terminated at any time, in our discretion, and no eligible executive, including our NEOs, has a legally binding right to any payments or benefits under that plan.

Intellectual Property, Confidentiality, and Non-Compete Clauses

As a condition to benefits under the Executive Severance Plan, an executive is not permitted to engage in prohibited competitive conduct for a period of:

- 12 months following termination of employment by the Company without cause or a termination by the executive for good reason; and

- 18 months following termination of employment by the Company without cause or a termination by the executive for good reason within 12 months following a change-in-control.

Severance and Change-in-Control Payments

We may become obligated to make severance payments to each of our NEOs upon the termination of the executive's employment under our Executive Severance Plan. These benefits are described below. We, however, have no obligation to grant any of the executive officers any "gross-up" or other "make-whole" compensation for any tax imposed on severance or change-in-control payments made to the executive officer, including "parachute payments." Severance payable in connection with a change in control under the Executive Severance Plan is subject to a so-called "modified golden parachute cutback" provision pursuant to which excess parachute payments would be reduced to the extent such reduction would result in greater after-tax benefits.

Termination Without Cause or For Good Reason

Under the terms of the Executive Severance Plan, upon a termination of employment by the Company without cause or by the executive for good reason, a participant in the Executive Severance Plan ("Participant") will be entitled to the following payments and benefits, subject to the execution of a release of claims and continued compliance with post-termination restrictive covenants:

- Base salary through the Participant's separation date, reimbursements for reasonable business expenses, and any other employee benefit entitlements;

- An amount equal to the bonus paid (or payable) to the Participant for the most recently completed calendar year;

- Continued payment of base salary for one year after termination of employment;

- Accelerated vesting of the unvested portion of any outstanding equity and equity-based awards scheduled to vest based solely on the passage of time within 12 months of such Participant's separation date; and

- Payment of the employer portion of the premium for COBRA participation in the Company's health and dental plans until the earliest of 12 months following termination of the Participant's participation in such plans as an employee, the date that such Participant becomes eligible for comparable benefit coverage, or the date the Participant is no longer eligible for COBRA (subject to the Participant's eligibility under COBRA and proper and timely elections).

Further, upon a termination of employment by the Company without cause or by the executive for good reason within a 12-month period following the date of consummation of a change-in-control (as defined in the Executive Severance Plan), a Participant will be entitled to the following payments and benefits, subject to the execution of a release of claims and continued compliance with post-termination restrictive covenants:

- Base salary through the Participant's separation date, reimbursements for reasonable business expenses, and any other employee benefit entitlements;

- An amount equal to 150% of the Participant's target bonus for the calendar year in which employment is terminated;

- Continued payment of base salary for 18 months after termination;

- Accelerated vesting in full of all outstanding time-based equity and equity-based awards and pro-rated vesting of any performance-based equity and equity-based awards at target; and

- Payment of the employer portion of the premium for COBRA participation in the Company's health and dental plans until the earliest of 18 months following termination of the Participant's participation in such plans as an employee, the date that such Participant becomes eligible for comparable benefit coverage, or the date the Participant is no longer eligible for COBRA (subject to the Participant's eligibility under COBRA and proper and timely elections).

"*Cause*" under the Executive Severance Plan means the Participant's:

(1) failure to substantially perform usual duties of employment with the Company (other than as a result of an illness or injury) for a period of 10 days following notice by the Company to the employee of such failure;

(2) fraud, embezzlement, dishonesty, or theft related to employment;

(3) an act or acts constituting a felony, a violation of any federal or state securities or banking laws, or a misdemeanor involving moral turpitude;

(4) willful malfeasance, willful misconduct, or gross negligence in connection with employment duties or any act or omission that is injurious to the financial condition or business reputation of the Company and its affiliates; or

(5) breach of the restrictive covenants in the Executive Severance Plan.

"*Good Reason*" under the Executive Severance Plan means the occurrence, without the Participant's written consent, of:

(1) a material reduction in base salary unless such reduction is consistent with reductions made in the applicable annual base salaries of other similarly situated employees of the Company; or

(2) a material adverse change in the Participant's title from managing director (but not changes in functional titles).

The Participant is required to provide notice within 90 days following the "*Good Reason*" event (and the Company will have 30 days following such notice to cure). "*Good Reason*" will cease to exist for an event on the 90th day following the date on which the Participant knew or reasonably should have known of such event and failed to give notice as described above or if the Participant failed to terminate employment within 14 days following the expiration of the cure period.

"*Change-in-Control*" under the Executive Severance Plan means the consummation of:

(1) any transaction or series of related transactions, whether or not the Company is a party thereto, after giving effect to which in excess of 50 percent of the Company's voting power is owned directly, or indirectly through one or more entities, by any person and its "affiliates" or "associates" (as such terms are defined in the Exchange Act rules) or any "group" (as defined in the Exchange Act rules) other than, in each case, the Company or an affiliate of the Company immediately following the closing of the Company's initial public offering; or

(2) a sale or other disposition of all or substantially all of the consolidated assets of the Company (each of the foregoing, a "Business Combination"), provided that, notwithstanding the foregoing, a "change-in-control" is not be deemed to occur as a result of a Business Combination following which the individuals or entities who were beneficial owners of the outstanding securities entitled to vote generally in the election of directors of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, 50% or more of the outstanding securities entitled to vote generally in the election of directors of the resulting, surviving, or acquiring corporation in such transaction.

Termination Other than For Good Reason

Under the Executive Severance Plan, upon retirement or voluntary resignation from employment other than for good reason, an eligible employee would be entitled to base salary through such employee's separation date, reimbursements for reasonable business expenses, and any other employee benefit entitlements.

Death, Disability, and Retirement

The Executive Severance Plan does not provide for any separation benefits or payments upon a termination due to death, disability, or voluntary termination (regardless of age). Upon such a termination, an eligible executive would be entitled to receive only:

(1) base salary through the separation date;

(2) reimbursements for reasonable business expenses; and

(3) any other employee benefit entitlements to which the executive is entitled under the Company's other employee benefit plans and programs.

Stock Options

In accordance with the NEOs' option agreements, unvested stock options are cancelled upon termination of employment, unless (1) otherwise agreed by the Company, or (2) in the case of death or retirement, in which case any and all unvested portions shall become vested. Unless the NEO is terminated for cause, vested options will be exercisable for:

(1) two years following termination of employment by reason of retirement, but not later than the option expiration date;

(2) 12 months following death or disability, in each case, not later than the option expiration date; and

(3) 90 days following termination in other cases, but not later than the option expiration date.

Under our 2008 Stock Option Plan (the "2008 Plan"), in the event of a change-in-control, if the NEO's stock options will not be assumed, substituted, or cashed out, all outstanding unvested options will vest and become exercisable prior to the change-in-control. Upon consummation of the change-in-control event, all outstanding but unexercised options will be terminated. If the NEO's employment terminates without cause or for good reason within 12 months following a change-in-control, the NEO's unvested stock options granted under our 2008 Plan will become fully vested.

All outstanding unvested options granted under the 2010 Plan to Mr. Casady and Mr. Moore prior to January 1, 2014 will vest upon the occurrence of a change-in-control, pursuant to their award agreements.

All stock options held by our NEOs as of December 31, 2014 were granted under our 2008 Plan and our 2010 Plan.

"*Change-in-control*" under the 2008 Plan means the consummation of:

(1) any consolidation or merger of the Company with or into any other person, or any other similar transaction, whether or not the Company is a party thereto, in which our stockholders immediately prior to such transaction own directly or indirectly capital stock either:

   (a) representing less than 50% of the equity interests or voting power of the Company or the surviving entity or

   (b) that does not directly or indirectly have the power to elect a majority of the entire board or other similar governing body;

(2) any transaction or series of related transactions, whether or not the Company is party thereto, which results in over 50% of the Company's voting power being owned directly or indirectly by any person and its "affiliates" or "associates" or any "group" other than the Company or an affiliate; or

(3) a sale or disposition of all of our assets. Notwithstanding the foregoing, a "change-in-control" does not include:

(a) an event described in (1)-(3) above if the stockholders entitled to vote immediately prior to the event own, directly or indirectly, 50% or more of the voting stock of the resulting, surviving, or acquiring corporation; or

(b) an initial public offering.

"Change-in-control" under the named executive officers' 2010 Plan awards means the consummation of an event described in (2) or (3) above.

Restricted Stock Units (RSUs)

In accordance with the NEOs' RSU agreements, unvested portions of RSU awards are cancelled upon termination of employment, unless (1) otherwise agreed by the Company, or (2) in the case of death or retirement, in which case any and all unvested portions shall become vested. If the NEO is terminated for cause, the vested portion of the award shall terminate. All RSUs held by our NEOs as of December 31, 2014 were granted under our 2010 Plan.

Security Ownership of Certain Beneficial Owners and Management

The table below describes the beneficial ownership of our Common Stock as of March 4, 2015, by: (i) persons or "groups" (as that term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of 5% or more of the Common Stock of the Company; (ii) each of our directors and NEOs; and (iii) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated, we believe, based on information furnished by such persons, that each person listed below has sole voting and investment power with respect to the shares of Common Stock shown as beneficially

owned. Securities that may be beneficially acquired within 60 days of March 4, 2015 are deemed to be beneficially owned by the person holding such securities for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the ownership of any other person. The applicable percentage of beneficial ownership is based on 96,604,987 shares of Common Stock outstanding as of March 4, 2015.

Unless otherwise indicated in the footnotes to the following table, the address of each of the individuals named below is: c/o LPL Financial, 75 State Street, Boston, MA 02109.

Name of Beneficial Owner	Directly or Indirectly Held (#)	Stock Options (#)[6]	Other (#)	Total Amount and Nature of Beneficial Ownership of Common Stock (#)	Percentage of Common Stock (%)
5% Stockholders					
TPG Partners, IV, L.P.[1]				13,113,819	13.6%
T. Rowe Price Associates, Inc.[2]				8,515,217	8.8%
FPR Partners, LLC[3]				8,142,862	8.4%
SPO Advisory Corp.[4]				5,561,911	5.8%
Janus Capital Management LLC[5]				5,430,130	5.6%
Directors and Officers					
Mark S. Casady[7]	109,857	518,578	3,250	631,685	0.7%
Dan H. Arnold	168,684	125,123	—	293,807	0.3%
David P. Bergers	1,294	6,521	—	7,815	—%
Robert J. Moore	41,800	393,187	—	434,987	0.5%
Michelle B. Oroschakoff	1,203	11,117	—	12,320	—%
Richard W. Boyce[8]	54,954	—	—	54,954	0.1%
John J. Brennan	35,485	—	—	35,485	—%
H. Paulett Eberhart	1,410	—	—	1,410	—%
Anne M. Mulcahy	5,194	—	—	5,194	—%
James S. Putnam[9]	106,921	—	—	106,921	0.1%
James Riepe[10]	87,427	31,500	—	118,927	0.1%
Richard P. Schifter[8]	21,937	—	—	21,937	—%
All directors and executive officers as a group of 21 persons	621,745	1,465,964	3,250	2,090,959	2.2%

(1) Consists of shares of (i) 12,887,109 shares of Common Stock held by TPG Partners IV, L.P., a Delaware limited partnership ("TPG Partners IV"), whose general partner is TPG GenPar IV, L.P., a Delaware limited partnership, whose general partner is TPG GenPar IV Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc.; (ii) 208,401 shares held directly or indirectly by David Bonderman; and (iii) 18,309 shares held directly or indirectly by James G. Coulter (collectively, the "TPG Stock"). Messrs. Bonderman and Coulter are officers and sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to be the beneficial

owners of the TPG Stock. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Stock except to the extent of their pecuniary interest therein. This information is based on a Schedule 13G/A filed on February 13, 2015 with the SEC. The address for each of TPG Partners IV, TPG Group Holdings (SBS) Advisors, Inc., and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(2) Consists of shares of Common Stock held by T. Rowe Price Associates, Inc. and its affiliates (collectively, "Price Associates"). Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates. With respect to securities owned by any one of the T. Rowe Price Funds, only the custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid. This information is based on a Schedule 13G filed on February 12, 2015 with the SEC. The address of the entities and individuals affiliated with T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(3) Consists of shares of Common Stock held by FPR Partners, LLC and its affiliates (collectively, "FPR"). This information is based on a Schedule 13G/A filed on February 12, 2015 with the SEC. The address of the entities and individuals affiliated with FPR is 199 Fremont Street, Suite 2500, San Francisco, CA 94105.

(4) Consists of shares of (i) 5,526,900 shares of Common Stock held by SPO Advisory Corp., a Delaware corporation ("SPO Advisory Corp."); (ii) 33,000 shares held directly or indirectly by John H. Scully; and (iii) 2,011 shares held through the Multani Family Trust ("Multani Trust") (collectively, the "SPO Stock"). Messrs. Scully, Edward H. McDermott, and Eli J. Weinberg are controlling persons of SPO Advisory Corp. This information is based on a Schedule 13G filed on December 22, 2014 with the SEC. The address for each of SPO Advisory Corp., Messrs. Scully, McDermott, and Weinberg, and Multani Trust is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.

(5) Consists of shares of Common Stock held by Janus Capital Management LLC, which we refer to as Janus Capital. Janus Capital has a direct 96.81% ownership stake in INTECH Investment Management ("INTECH") and a direct 100% ownership stake in Perkins Investment Management LLC ("Perkins"). Due to the above ownership structure, holdings for Janus Capital, Perkins, and INTECH are aggregated for purposes of this filing. Janus Capital, Perkins, and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 5,430,130 shares or 5.5% of the shares outstanding of LPL Financial Holdings Inc. Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, INTECH may be deemed to be the beneficial owner of 6,900 shares or 0% of the shares outstanding of LPL Financial Holdings Inc. Common Stock held by such Managed Portfolios. However, INTECH does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. This information is based on a Schedule 13G/A filed on February 18, 2015 with the SEC. The address of Janus Capital is 151 Detroit Street, Denver, CO 80206.

(6) Consists of shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of March 4, 2015.

(7) Consists of (i) 9,857 shares of Common Stock held directly, (ii) 100,000 shares of Common Stock held indirectly, and (iii) 3,250 shares held through the One Step Forward Foundation, over which Mr. Casady disclaims beneficial ownership.

(8) Mr. Boyce, who is one of our directors, is a retired TPG partner. Mr. Schifter, who is one of our directors, is a senior advisor to TPG. Mr. Boyce and Mr. Schifter have no voting or investment power over, and disclaim beneficial ownership of, the TPG Stock. The address of Mr. Boyce and Mr. Schifter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(9) Mr. Putnam holds 103,097 shares of Common Stock through James S. Putnam TTEE for Putnam Family Trust Dated 1699 Separate Property Trust.

(10) Consists of (i) 51,456 shares of Common Stock held directly and (ii) 35,971 shares of Common Stock held through Stone Barn, LLC.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by regulation of the SEC to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms or written representations from certain reporting persons received by us with respect to 2014, we believe that our executive officers and directors and persons who own more than 10% of a registered class of our equity securities have complied with all applicable filing requirements.

Certain Relationships and Related Transactions

Review, Approval, or Ratification of Transactions with Related Persons

In accordance with the charter of our Audit Committee and our written policy with respect to related person transactions, our Audit Committee is responsible for reviewing and approving related person transactions.

The policy with respect to related person transactions applies to transactions, arrangements, and relationships (or any series of similar transactions, arrangements, or relationships) that are reportable by the Company under paragraph (a) of Item 404 of Regulation S-K in which the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, and where we (or our subsidiaries) are a participant and in which a related person has or will have a direct or indirect material interest. A related person is: (1) any person who is, or at any time since the beginning of our fiscal year was a director or executive officer of the Company, or a nominee for director or executive officer of the Company; (2) any person who is known to be the beneficial owner of more than 5% of any class of our voting securities; or (3) any immediate family member of the foregoing persons.

In the course of its review and approval of related party transactions, our Audit Committee considers the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy with respect to related party transactions requires our Audit Committee to consider, among other factors it deems appropriate:

- the related person's relationship to us and interest in the transaction;

- the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

- the impact on a director's independence in the event the related person is a director or an immediate family member of the director;

- the benefits to us of the proposed transaction;

- if applicable, the availability of other sources of comparable products or services; and

- an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

Stockholders' Agreement

In connection with our initial public offering, we entered into a stockholders' agreement that provides TPG with certain information rights and the right to require us to effect a shelf registration pursuant to which TPG can sell shares. Pursuant to this agreement, we agreed to indemnify TPG and its affiliates from any losses arising, directly or indirectly, out of TPG's or its affiliates' actual, alleged, or deemed control or ability to influence us or the actual or alleged act or omission of any director who was designated by TPG pursuant to TPG's prior right to designate directors under the stockholders' agreement.

Other Arrangements

In February 2014, we entered into a share repurchase agreement with an investment fund associated with TPG, pursuant to which we repurchased 1.9 million shares of our Common Stock at a price of $52.00 per share, for total consideration of $100.0 million.

In addition, TPG has an ownership interest in certain companies that provided us with services, or that we provided with services, in 2014, as noted below:

American Beacon Advisors, Inc. ("American Beacon") pays fees to us in exchange for product distribution and record-keeping services. Funds affiliated with TPG hold a majority interest in American Beacon but entered into a definitive agreement in November 2014 to sell such interest in a transaction that is expected to close in the second quarter of 2015, subject to satisfactory completion of customary closing conditions. During the year ended December 31, 2014, we earned $0.8 million in fees from American Beacon.

Certain entities affiliated with SunGard Data Systems Inc. ("SunGard") provide data center recovery services to us. Funds affiliated with TPG hold a minority interest in SunGard. During the year ended December 31, 2014, we paid $4.0 million to SunGard.

Proposal 4: Ratification of the Appointment by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm

The Audit Committee of the Board has appointed Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for the fiscal year ending December 31, 2015, and the Board has directed that management submit the appointment of the independent registered public accounting firm for ratification by stockholders at the Annual Meeting. Deloitte has served as our independent registered public accounting firm since 2001.

Although stockholder ratification of the selection of Deloitte is not required by our bylaws or otherwise, upon the recommendation of the Audit Committee, the Board is submitting the appointment of Deloitte to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider the matter. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and its stockholders.

Representatives of Deloitte are expected to be present at the Annual Meeting and will have the opportunity to make a statement and respond to appropriate questions from stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Fees Paid to Independent Registered Public Accounting Firm

Aggregate fees for professional services rendered by Deloitte as of and for the years ended December 31, 2014 and 2013 were as follows:

Type of Services	2014	2013
Audit Fees[1]	$ 3,935,037	$ 3,834,850
Audit Related Fees[2]	446,776	1,171,040
Tax Fees[3]	765,000	271,425
All Other Fees[4]	45,000	450,000
Total	$ 5,191,813	$ 5,727,315

(1) Audit Fees. These fees include services performed in connection with the audit of our annual consolidated financial statements included in our annual reports on Form 10-K; the review of our interim condensed consolidated financial statements as included in our quarterly reports on Form 10-Q; and services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements. The 2014 and 2013 column includes amounts billed in 2015 and 2014, respectively, related to 2014 and 2013 audit fees, respectively.

(2) Audit Related Fees. These fees are for services provided such as accounting consultations and any other audit and attestation services. The fees in 2014 include amounts incurred by the Company and paid to Deloitte for services in connection with (i) performance examinations and (ii) our financial intermediary compliance and controls assessment and attest report. The fees in 2013 include amounts incurred by the Company and paid to Deloitte for services in connection with (i) performance examinations, (ii) control related projects, and (iii) our Identity Access Management Project.

(3) Tax Fees. These fees include all services performed for non-audit related tax advice, planning, and compliance services. The fees in 2014 include amounts incurred by the Company and paid to Deloitte for services in connection with the Foreign Account Tax Compliance Act review.

(4) All Other Fees. These fees include fees for certain miscellaneous projects. The fees in 2014 related to Bersin by Deloitte service fees. The fees in 2013 include our Advisor segmentation project.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services provided by our independent registered public accounting firm. The Audit Committee has also adopted policies and procedures for the pre-approval of all non-audit related services provided by our independent registered public accounting firm. These non-audit services include consulting and tax services. The policy requires that prior to the provision of any non-audit related services, an engagement letter must be provided by the independent registered public accounting firm describing the scope of its engagement. Any engagements above $50,000 must be reviewed and authorized by the chair of the Audit Committee and the chief financial officer after review and approval by the Audit Committee. The Audit Committee may delegate its pre-approval authority to one or more of its members. Engagements for $50,000 or less may be reviewed and authorized by the chief financial officer.

Report of the Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors (the "Audit Committee") is comprised of the three directors named below. Each member of the Audit Committee is an independent director (as independence is defined in the listing standards of the NASDAQ Global Select Market and Rule 10A-3 with respect to membership on audit committees).

The Audit Committee has adopted a written charter, which has been approved by the Board of Directors. The Audit Committee has reviewed and discussed the Company's audited consolidated financial statements with management, which has primary responsibility for the consolidated financial statements, and with the Company's independent registered public accounting firm. The Company's independent registered public accounting firm is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles and on the Company's internal controls over financial reporting. The Audit Committee has discussed with the Company's independent registered public accounting firm, which was Deloitte & Touche LLP and the member firms of Deloitte Touche Tohmatsu (collectively referred to as "Deloitte") for 2014 and 2013, the matters that are required to be discussed by applicable standards of the Public Company Accounting Oversight Board ("PCAOB"), including Auditing Standard No.16, "*Communication with Audit Committees*", as adopted by the PCAOB, as well as Rule 2-07 of Regulation S-X of the SEC—"*Communication with Audit Committees.*" Deloitte has also provided to the Audit Committee their communication required by PCAOB Ethics and Independence Rule 3526, "*Communications with Audit Committees Concerning Independence*," and the Audit Committee discussed with Deloitte the firm's independence. The Audit Committee also considered and determined the provision by Deloitte of non-audit related services, which for 2014 consisted of Bersin by Deloitte service fees and for 2013 consisted of our Advisor segmentation project, is compatible with the independence standard. The Audit Committee recommended to the Board of Directors that the consolidated financial statements audited by Deloitte for 2014 and 2013 be included in the Company's Annual Report on Form 10-K for 2014, and the Committee has appointed Deloitte as the Company's independent registered public accounting firm for 2015.

John J. Brennan, Chair
H. Paulett Eberhart
James S. Riepe

March [ ], 2015

Proposal 5: Advisory Vote on Executive Compensation

The Compensation Discussion and Analysis beginning on page [   ] of this proxy statement describes our executive compensation program and the compensation decisions that the Compensation Committee and Board of Directors made in 2014 with respect to the compensation of our named executive officers. The Board of Directors is asking stockholders to cast a non-binding, advisory vote **FOR** the following resolution:

> **RESOLVED**, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby **APPROVED**.

As we describe in the Compensation Discussion and Analysis, our executive compensation is designed to closely align the interests of our named executive officers with those of our stockholders on both a short-term and long-term basis, and to attract and retain key executives critical to our success.

We urge stockholders to read the Compensation Discussion and Analysis beginning on page [   ] of this proxy statement, as well as the 2014 Summary Compensation Table and related compensation tables, appearing on pages [   ] through [   ], which provide detailed information on the Company's compensation policies and practices. We believe stockholders should focus on the following areas when reviewing our executive compensation.

Pay for Performance

Annual Cash Bonus Opportunities. At the beginning of each year, we establish annual cash bonus opportunities for our named executive officers that are subject to the achievement of both company and individual performance goals, with each named executive officer's individual opportunity set by reference to market compensation for comparable positions within our peer group. Annual cash bonuses are awarded based on achievement of previously established performance goals. Because payment of these cash bonuses is directly linked to the achievement of our corporate objectives and financial goals, we believe that these cash bonuses provide a significant incentive to our named executive officers to work towards achieving such objectives and goals in the short term.

Long-Term Incentives. The purpose of our long-term equity incentive program is to promote achievement of goals that drive long-term stockholder value and retain key executives. We provide stock-based, long-term compensation to our named executive officers through equity awards under our stockholder-approved equity plans. We believe this long-term incentive compensation motivates our named executive officers to sustain longer-term financial operational performance and rewards them when such efforts lead to increases in stockholder value.

Alignment with Long-Term Stockholder Interests

Our executive compensation is heavily weighted towards variable, at risk pay in the form of annual and long-term incentives, with a large portion of executive compensation tied to long-term performance. In addition, we have adopted:

Stock Ownership Guidelines. We focus our executives on long-term stockholder value by requiring that all members of our executive management committee own a significant amount of our stock.

Recoupment Policy. We have adopted a Recoupment Policy that permits our Compensation Committee, in the event of a restatement of the Company's financial statements due to material noncompliance with financial reporting requirements under the securities laws, to review the annual cash bonuses, performance-based compensation and time-based equity and equity-based awards awarded or paid to executive officers during the three-year period preceding the announcement by the Company of its obligation to restate its financial statements. If the amount of the annual cash bonuses or performance-based compensation received would have been lower had the level of achievement of applicable financial performance goals been calculated based on such restated financial results, the Compensation Committee may seek reimbursement from any of the covered executives in the amount of the excess compensation awarded or paid.

Anti-Hedging and Anti-Pledging Policy. We believe that hedging transactions may permit executives to own Company securities obtained through our executive compensation program or otherwise without the full risks and rewards of ownership. When that occurs, an executive may no longer have the same objectives as the Company's other stockholders. As a result, we have adopted a policy, included within our Insider Trading Policy, which prohibits executives from hedging or monetization transactions, including through the use of puts and call options, collars, exchange funds, prepaid variable forwards, and equity swaps. We also prohibit executives from holding Company securities in a margin account, because a margin or foreclosure sale may occur when an executive is aware of material nonpublic information or otherwise not permitted to trade.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Stockholder Proposals and Other Matters

Stockholder Proposals for Inclusion in 2016 Proxy Statement. To be eligible for inclusion in the proxy statement for our 2016 annual meeting, stockholder proposals must be received by the Company's Secretary no later than the close of business on November 20, 2015. Proposals should be sent to the Secretary, LPL Financial Holdings Inc., 75 State Street, Boston, MA 02109, and follow the procedures required by SEC Rule 14a-8.

Stockholder Director Nominations and Other Stockholder Proposals for Presentation at the 2016 Annual Meeting. It is our policy that written notice of stockholder nominations to the Board of Directors and any other business proposed by a stockholder that is not to be included in the proxy statement must be delivered to the Company's Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting.

Accordingly, any stockholder who wishes to have a nomination or other business considered at the 2016 annual meeting must deliver a written notice (containing the information specified in our bylaws regarding the stockholder and the proposed action) to the Company's Secretary between January 1, 2016 and February 10, 2016. SEC rules permit management to vote proxies in its discretion with respect to such matters if we advise stockholders how management intends to vote.

Management knows of no matter to be brought before the meeting that is not referred to in the Notice of Meeting. If any other matters properly come before the meeting, it is intended that the shares represented by proxy will be voted with respect thereto in accordance with the judgment of the persons voting them.

Other Information

Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, including the financial statements and financial statement schedules, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available on our website at www.lpl.com or on the website maintained by the SEC at *www.sec.gov.* Printed copies of these

materials are available free of charge (except for the costs of duplication and mailing in the case of exhibits to such documents) to stockholders who request them in writing from Secretary, LPL Financial Holdings Inc., 75 State Street, Massachusetts 02109, telephone (617) 423-3644, extension 0. Information on our website or connected to it is not incorporated by reference into this proxy statement.

LPL FINANCIAL HOLDINGS INC.

AMENDED AND RESTATED 2010 OMNIBUS EQUITY INCENTIVE PLAN

1.   **DEFINED TERMS**

Exhibit A, which is incorporated by reference, defines the terms used in the Plan and sets forth certain operational rules related to those terms.

2.   **PURPOSE; EFFECTIVE DATE**

The Plan has been established to advance the interests of the Company by providing for the grant to Participants of Awards. The Plan is an amendment and restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan. This Plan is effective as of the Amendment Date, subject to its approval by the Company's shareholders at the Company's annual meeting in 2015.

3.   **ADMINISTRATION**

The Administrator has discretionary authority, subject only to the express provisions of the Plan, to interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award; determine the form of settlement of Awards (whether in cash, shares of Stock or other property); prescribe forms, rules and procedures relating to the Plan; and otherwise do all things necessary or appropriate to carry out the purposes of the Plan. Determinations of the Administrator made under the Plan will be conclusive and will bind all parties.

4.   **LIMITS ON AWARDS UNDER THE PLAN**

(a)   <u>Number of Shares</u>. The maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan shall be:

(1)   14,335,457 shares of Stock (which includes 6,335,457 shares of stock that were available for grant under the 2010 Omnibus Equity Incentive Plan prior to its amendment and restatement on the Amendment Date), plus

(2)   up to 4,722,688 shares of Stock that become available for grant after the Amendment Date under Awards outstanding as of the Amendment Date (excluding, for the avoidance of doubt, Awards made on the Amendment Date) ("Outstanding Awards") to the extent such Outstanding Awards are forfeited, expire or terminate without the issuance of Stock thereunder, plus

(3)   up to 1,930,215 shares of Stock that become available for grant after the Amendment Date under awards outstanding under the Company's Existing Plans as of the Amendment Date to the extent such outstanding awards are forfeited, expire or terminate without the issuance of Stock thereunder.

Such maximum number of Shares, as calculated in accordance with the preceding sentence is referred to herein as the "Share Limit." For purposes of the Share Limit, (i) each share of Stock subject to a Stock Option or SAR shall count as one (1) share and each share of Stock subject to any other Award shall count as three (3) shares; (ii) shares of Stock issued under the Plan shall include only the number of shares actually issued under the Plan and shall not include shares of Stock subject to an Award to the extent the Award expires, terminates or is forfeited without the issuance of Stock; *provided, however,* that shares of Stock retained or withheld by or delivered to the Company to satisfy any purchase or exercise price or the payment of any withholding taxes in connection with any Award and the total number of shares subject to a SAR any portion of which is settled in Stock shall be treated as issued under the Plan; *provided further,* that, for the avoidance of doubt, the Share Limit shall not be increased by any shares of Stock that have been retained or withheld by or delivered to the Company to satisfy any purchase or exercise price or the payment of any withholding taxes in connection with any Award nor by any shares of Stock that are subsequently repurchased using proceeds directly attributable to Stock Option exercises; and (iii) to the extent an Award expires, terminates or is forfeited without the issuance of Stock on or after the Amendment Date, the Share Limit shall be appropriately increased, (A) with respect to all Outstanding Awards and any awards outstanding prior to the Amendment Date under the Existing Plans, by one (1) share of Stock for each unissued share underlying all such

Awards, and (B) with respect to all Awards granted on or after the Amendment Date, consistent with the foregoing clause (i). To the extent consistent with the requirements of Section 422 and with other applicable legal requirements (including applicable stock exchange requirements), Stock issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition shall not reduce the number of shares of Stock available for Awards under the Plan.

(b) **ISO Shares**. The maximum number of shares of Stock deliverable upon the exercise of ISOs is 10,000,000 shares.

(c) **Type of Shares**. Stock delivered by the Company under the Plan may be authorized but unissued Stock or previously issued Stock acquired by the Company. No fractional shares of Stock will be delivered under the Plan.

(d) **Section 162(m) Limits**. The maximum number of shares of Stock for which Stock Options may be granted to any person in a calendar year and the maximum number of shares of Stock subject to SARs granted to any person in any calendar year will each be 1,000,000. The maximum number of shares subject to Awards other than Stock Options or SARs granted to any person in any calendar year will be 500,000 shares. The maximum amount payable to any person in any calendar year under Cash Awards will be $10,000,000. In applying the foregoing limits, (i) all Awards of the specified type granted to the same person in the same calendar year will be aggregated and made subject to one limit; (ii) the limits applicable to Stock Options and SARs refer to the number of shares of Stock subject to those Awards; and (iii) the share limit applicable to Awards other than Stock Options or SARs refers to the maximum number of shares of Stock that may be delivered, or the value of which could be paid in cash or other property, under an Award or Awards, other than Stock Options or SARs, assuming a maximum payout. The foregoing provisions will be construed in a manner consistent with Section 162(m), including, without limitation, where applicable, the rules under Section 162(m) pertaining to permissible deferrals of exempt awards.

(e) **Non-Employee Director Limits.** Notwithstanding any other provision of the Plan to the contrary, including subsection (d) above, a Participant who is a non-employee Director, in any calendar year, may not receive Awards having an aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) in excess of $500,000. The foregoing limits shall not apply to any Award or shares of Stock granted pursuant to a Director's election to receive an Award or shares of Stock in lieu of cash retainers or other fees (to the extent such Award or shares of Stock have a fair value equal to the value of such cash retainers or other fees).

5. **ELIGIBILITY AND PARTICIPATION**

The Administrator will select Participants from among those key Employees, registered representatives, and Directors of, and consultants and advisors to, the Company or its Affiliates who, in the opinion of the Administrator, are in a position to make a significant contribution to the success of the Company and its Affiliates; *provided, however*, that, subject to such express exceptions, if any, as the Administrator may establish, eligibility shall be further limited to those persons as to whom the use of a Form S-8 registration statement is permissible. Eligibility for ISOs is limited to employees of the Company or of a "parent corporation" or "subsidiary corporation" of the Company as those terms are defined in Section 424 of the Code. Eligibility for Awards other than ISOs are limited to individuals described in the first sentence of this Section 5 who are providing direct services on the date of grant of the Award to the Company or to a subsidiary of the Company that would be described in the first sentence of Treas. Regs. § 1.409A-1(b)(5)(iii)(E).

6. **RULES APPLICABLE TO AWARDS**

(a) **All Awards**

(1) **Award Provisions**. The Administrator will determine the terms of all Awards, subject to the limitations provided herein. By accepting (or, under such rules as the Administrator may prescribe, being deemed to have accepted) an Award, the Participant will be deemed to have agreed to the terms of the Award and the Plan. Notwithstanding any provision of this Plan to the contrary, awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Administrator.

(2)   Term of Plan. No Awards may be made after the date that is one day before the 10th anniversary of the Amendment Date, but previously granted Awards may continue beyond that date in accordance with their terms.

(3)   Vesting, etc. The Administrator will determine the time or times at which an Award will vest or become exercisable and the terms on which an Award requiring exercise will remain exercisable. Without limiting the foregoing, the Administrator may at any time accelerate the vesting or exercisability of an Award, regardless of any adverse or potentially adverse tax or other consequences resulting from such acceleration. Unless the Administrator expressly provides otherwise, however, the following rules will apply if a Participant's Employment ceases:

(A)   Immediately upon the cessation of the Participant's Employment, each Award requiring exercise that is then held by the Participant or by the Participant's permitted transferees, if any, will cease to be exercisable and will terminate, except to the extent otherwise provided in (B), (C), (D) or (E) below, and all other Awards that are then held by the Participant or by the Participant's permitted transferees, if any, to the extent not already vested will be forfeited.

(B)   Subject to (C), (D) and (E) below, all Stock Options and SARs held by the Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment, to the extent then exercisable, will remain exercisable for the lesser of (i) a period of 90 days or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate;

(C)   All Stock Options and SARs held by a Participant or the Participant's permitted transferees, if any, immediately prior to the Participant's death or total and permanent disability (as determined by the Administrator in its sole discretion), to the extent then exercisable, will remain exercisable for the lesser of (i) the one year period ending with the first anniversary of the Participant's death or the date on which the Participant becomes so disabled, as applicable, or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate;

(D)   All Stock Options and SARs held by a Participant or the Participant's permitted transferees, if any, on the date of the Participant's Retirement, to the extent then exercisable (for the avoidance of doubt, after giving effect to any accelerated vesting upon Retirement) will remain exercisable for the lesser of (i) a period of two years or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon terminate; *provided, however,* that all Stock Options and SARs will terminate immediately in the event the Board determines that the Participant is (i) not in compliance with any non-competition or non-solicitation or non-disclosure agreement with the Company, or (ii) if no such agreement exists, engages in Competitive Activity, within twelve (12) months following the Participant's Retirement in violation of a Participant's Award agreement; and

(E)   All Stock Options and SARs (whether or not exercisable) held by a Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment will immediately terminate upon such cessation of Employment if the Administrator in its sole discretion determines that such cessation of Employment is for Cause.

(4)   Transferability. Neither ISOs nor, except as the Administrator otherwise expressly provides in accordance with the third sentence of this Section 6(a)(4), Awards that are not ISOs may be transferred other than by will or by the laws of descent and distribution. During a Participant's lifetime, ISOs (and, except as the Administrator otherwise expressly provides in accordance with the third sentence of this Section 6(a)(4), other Awards requiring exercise that are not ISOs) may be exercised only by the Participant. The Administrator may permit Awards that are not ISOs, but not Awards that are ISOs, to be transferred by gift, subject to such limitations as the Administrator may impose.

(5)   Additional Restrictions. The Administrator may cancel, rescind, withhold or otherwise limit or restrict any Award at any time if the Participant is not in compliance with all applicable provisions of the Award agreement and the Plan, or if the Participant breaches any agreement with the Company or its Affiliates with respect to non-competition, non-solicitation or confidentiality. Without limiting the generality of the foregoing, the

Administrator may recover Awards made under the Plan and payments under or gain in respect of any Award in accordance with the Company's Recoupment Policy, as such policy may be amended and in effect from time to time, or as otherwise required by applicable law or applicable stock exchange listing standards, including, without limitation, Section 10D of the Exchange Act.

(6)   **Taxes**. The delivery, vesting and retention of Stock, cash or other property under an Award is conditioned upon full satisfaction by the Participant of all tax withholding requirements with respect to the Award. The Administrator will make such provision for the withholding and payment of taxes as it deems necessary. Such taxes shall be remitted to the Company by cash or check acceptable to the Administrator or by other means acceptable to the Administrator. In particular, but not in limitation of the foregoing, the Administrator may, but need not, hold back shares of Stock from an Award or permit a Participant to tender previously owned shares of Stock in satisfaction of tax withholding requirements (but not in excess of the minimum withholding required by law).

(7)   **Dividend Equivalents, Etc.** The Administrator may in its sole discretion provide for the payment of amounts (on terms and subject to conditions established by the Administrator) in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award whether or not the holder of such Award is otherwise entitled to share in the actual dividend or distribution in respect of such Award. Any entitlement to dividend equivalents or similar entitlements shall be established and administered consistent either with an exemption from, or in compliance with, the requirements of Section 409A. In addition, any amounts payable in respect of Awards that are subject to restrictions may be subject to such limits or restrictions as the Administrator may impose.

(8)   **Rights Limited**. Nothing in the Plan will be construed as giving any person the right to continued employment or service with the Company or its Affiliates, or any rights as a stockholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of Employment for any reason, even if the termination is in violation of an obligation of the Company or any Affiliate to the Participant.

(9)   **Section 162(m)**. This Section 6(a)(9) applies to any Performance Award intended to qualify as performance-based for the purposes of Section 162(m) other than a Stock Option or SAR. In the case of any Performance Award to which this Section 6(a)(9) applies, the Plan and such Award will be construed to the maximum extent permitted by law in a manner consistent with qualifying the Award for such exception. With respect to such Performance Awards, the Administrator will pre-establish, in writing, one or more specific Performance Criteria no later than ninety (90) days after the commencement of the period of service to which the performance relates (or at such earlier time as is required to qualify the Award as performance-based under Section 162(m)). Prior to grant, vesting or payment of the Performance Award, as the case may be, the Administrator will certify whether the applicable Performance Criteria have been attained and such determination will be final and conclusive.

(10)   **Coordination with Other Plans**. Awards under the Plan may be granted in tandem with, or in satisfaction of or substitution for, other Awards made under the Plan or awards made under other compensatory plans or programs of the Company or its Affiliates. For example, but without limiting the generality of the foregoing, awards under other compensatory plans or programs of the Company or its Affiliates may be settled in Stock (including, without limitation, Unrestricted Stock) if the Administrator so determines, in which case the shares delivered shall be treated as awarded under the Plan (and shall reduce the number of shares thereafter available under the Plan in accordance with the rules set forth in Section 4). In any case where an award is made under another plan or program of the Company or its Affiliates and such award is intended to qualify for the performance-based compensation exception under Section 162(m), and such award is settled by the delivery of Stock or another Award under the Plan, the applicable Section 162(m) limitations under both the other plan or program and under the Plan shall be applied to the Plan as necessary (as determined by the Administrator) to preserve the availability of the Section 162(m) performance-based compensation exception with respect thereto.

(11)   **Section 409A**. Each Award shall contain such terms as the Administrator determines, and shall be construed and administered, such that the Award either (i) qualifies for an exemption from the requirements of Section 409A to the extent applicable, or (ii) satisfies such requirements.

(12)   **Fair Market Value.** In determining the fair market value of any share of Stock under the Plan, the Administrator will make the determination in good faith consistent with the rules of Section 422 and Section 409A, to the extent applicable.

(13) **Certain Requirements of Corporate Law**. Awards shall be granted and administered consistent with the requirements of applicable Delaware law relating to the issuance of stock and the consideration to be received therefor, and with the applicable requirements of the stock exchanges or other trading systems on which the Stock is listed or entered for trading, in each case as determined by the Administrator.

(b) **Awards Requiring Exercise**.

(1) **Time and Manner of Exercise**. Unless the Administrator expressly provides otherwise, an Award requiring exercise will not be deemed to have been exercised until the Administrator receives a notice of exercise (in form acceptable to the Administrator), which may be an electronic notice, signed (including electronic signature in form acceptable to the Administrator) by the appropriate person and accompanied by any payment required under the Award. If the Award is exercised by any person other than the Participant, the Administrator may require satisfactory evidence that the person exercising the Award has the right to do so.

(2) **Exercise Price**. The exercise price (or the base value from which appreciation is to be measured) of each Award requiring exercise shall be no less than 100% (or in the case of an ISO granted to a ten-percent shareholder within the meaning of subsection (b)(6) of Section 422, 110%) of the fair market value of the Stock subject to the Award, determined as of the date of grant, or such higher amount as the Administrator may determine in connection with the grant. Except in connection with a corporate transaction involving the Company (which term shall include, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares) or as otherwise contemplated by Section 7 of the Plan, the Company may not, without obtaining stockholder approval in accordance with the applicable requirements of the NASDAQ Global Select Market, (A) amend the terms of outstanding Stock Options or SARs to reduce the exercise price or base value of such Stock Options or SARs, (B) cancel outstanding Stock Options or SARs in exchange for Stock Options or SARs with an exercise price or base value that is less than the exercise price or base value of the original Stock Options or SARs, or (C) cancel outstanding Stock Options or SARs that have an exercise price or base value greater than the fair market value of a share of Stock on the date of such cancellation in exchange for cash or other consideration.

(3) **Payment of Exercise Price**. Where the exercise of an Award is to be accompanied by payment, payment of the exercise price shall be by cash or check acceptable to the Administrator, or, if so permitted by the Administrator and if legally permissible, (i) through the delivery of unrestricted shares of Stock that have a fair market value equal to the exercise price, (ii) through a broker-assisted exercise program acceptable to the Administrator, (iii) through the withholding of shares of Stock otherwise to be delivered upon exercise of the Award whose fair market value is equal to the aggregate exercise price of the Award being exercised, (iv) by other means acceptable to the Administrator, or (v) by any combination of the foregoing permissible forms of payment. No Award requiring exercise or portion thereof may be exercised unless, at the time of exercise, the fair market value of the shares of Stock subject to such Award or portion thereof exceeds the exercise price for the Award or such portion. The delivery of shares in payment of the exercise price under clause (i) above may be accomplished either by actual delivery or by constructive delivery through attestation of ownership, subject to such rules as the Administrator may prescribe.

(4) **Maximum Term**. Awards requiring exercise will have a maximum term not to exceed ten (10) years from the date of grant (or five (5) years from the date of grant in the case of an ISO granted to a ten-percent shareholder within the meaning of subsection (b)(6) of Section 422); *provided, however*, that, with respect to NSOs or SARs granted on or after the Amendment Date, if a Participant still holding an outstanding but unexercised NSO or SAR ten (10) years from the date of grant (or, in the case of an NSO or SAR with a maximum term of less than ten (10) years, such maximum term) is prohibited by applicable law or a written policy of the Company applicable to similarly situated employees from engaging in any open-market sales of Stock, and if at such time the Stock is publicly traded (as determined by the Administrator), the maximum term of such Award will instead be deemed to expire on the thirtieth (30th) day following the date the Participant is no longer prohibited from engaging in such open market sales.

7.   **EFFECT OF CERTAIN TRANSACTIONS**

(a)   **Mergers, *etc.*** Except as otherwise provided in an Award, the Administrator shall, in its sole discretion, determine the effect of a Covered Transaction on Awards, which determination may include, but is not limited to, taking the following actions:

(1)   **Assumption or Substitution**. If the Covered Transaction is one in which there is an acquiring or surviving entity, the Administrator may (but, for the avoidance of doubt, need not) provide for the assumption or continuation of some or all outstanding Awards or any portion thereof or for the grant of new awards in substitution therefor by the acquiror or survivor or an affiliate of the acquiror or survivor.

(2)   **Cash-Out of Awards**. If the Covered Transaction is one in which holders of Stock will receive upon consummation a payment (whether cash, non-cash or a combination of the foregoing), then subject to Section 7(a)(5) below the Administrator may (but, for the avoidance of doubt, need not) provide for payment (a "cash-out"), with respect to some or all Awards or any portion thereof, equal in the case of each affected Award or portion thereof to the excess, if any, of (A) the fair market value of one share of Stock times the number of shares of Stock subject to the Award or such portion, over (B) the aggregate exercise or purchase price, if any, under the Award or such portion (in the case of an SAR, the aggregate base value above which appreciation is measured), in each case on such payment terms (which need not be the same as the terms of payment to holders of Stock) and other terms, and subject to such conditions, as the Administrator determines; it being understood that if the exercise or purchase price (or base value) of an Award is equal to or greater than the fair market value of one share of Stock, the Award may be canceled with no payment due hereunder.

(3)   **Acceleration of Certain Awards**. If the Covered Transaction (whether or not there is an acquiring or surviving entity) is one in which there is no assumption, substitution or cash-out, then subject to Section 7(a)(5) below the Administrator may (but, for the avoidance of doubt, need not) provide that any Award requiring exercise will become exercisable, in full or in part, and/or that the delivery of any shares of Stock remaining deliverable under any outstanding Award of Stock Units (including Restricted Stock Units and Performance Awards to the extent consisting of Stock Units) will be accelerated in full or in part and such shares will be delivered, prior to the Covered Transaction, in each case on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Administrator, following exercise of the Award or the delivery of the shares, as the case may be, to participate as a stockholder in the Covered Transaction.

(4)   **Termination of Awards upon Consummation of Covered Transaction**. Except as the Administrator may otherwise determine in any case, each Award will terminate automatically upon consummation of the Covered Transaction, other than the following: (i) Awards assumed pursuant to Section 7(a)(1) above, and (ii) outstanding shares of Restricted Stock (which will be treated in the same manner as other shares of Stock, subject to Section 7(a)(5) below).

(5)   **Additional Limitations**. Any share of Stock and any cash or other property delivered pursuant to Section 7(a)(2) or Section 7(a)(3) above with respect to an Award may, in the discretion of the Administrator, contain such restrictions, if any, as the Administrator deems appropriate to reflect any performance or other vesting conditions to which the Award was subject and that did not lapse (and were not satisfied) in connection with the Covered Transaction. For purposes of the immediately preceding sentence, a cash-out under Section 7(a)(2) above or the acceleration of exercisability of an Award under Section 7(a)(3) above shall not, in and of itself, be treated as the lapsing (or satisfaction) of a performance or other vesting condition. In the case of Restricted Stock that does not vest in connection with the Covered Transaction, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such Stock in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Plan.

(b)   **Changes in and Distributions With Respect to Stock**

(1)   **Basic Adjustment Provisions**. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company's capital structure that constitutes an equity restructuring within the meaning of FASB ASC Topic 718 (or any successor provision), the Administrator shall make appropriate adjustments to the Share Limit and share counting provisions specified in Section 4(a), the maximum number of shares of Stock that may be delivered in satisfaction of ISOs under the Plan specified in Section 4(b) and the maximum share limits described in Section 4(d) and Section 4(e), and will also

make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise or purchase prices (or base values) relating to Awards and any other provision of Awards affected by such change.

        (2)   Certain Other Adjustments. The Administrator may also make adjustments of the type described in Section 7(b)(1) above to take into account distributions to stockholders other than those provided for in Section 7(a) and 7(b)(1), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards made hereunder, having due regard for the qualification of ISOs under Section 422, the requirements of Section 409A and the performance-based compensation rules of Section 162(m), where applicable.

        (3)   Continuing Application of Plan Terms. References in the Plan to shares of Stock will be construed to include any stock or securities resulting from an adjustment pursuant to this Section 7.

8.   LEGAL CONDITIONS ON DELIVERY OF STOCK

        The Company will use commercially reasonable efforts to satisfy applicable legal requirements for the issuance of shares of Stock pursuant to the exercise of any Award. The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. The Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act of 1933, as amended, or any applicable state or non-U.S. securities law. Any Stock required to be issued to Participants under the Plan will be evidenced in such manner as the Administrator may deem appropriate, including book-entry registration or delivery of stock certificates. In the event that the Administrator determines that Stock certificates will be issued to Participants under the Plan, the Administrator may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

9.   AMENDMENT AND TERMINATION

        The Administrator may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; *provided*, *however,* that, except as otherwise expressly provided in the Plan, the Administrator may not, without the Participant's consent, alter the terms of an Award so as to affect materially and adversely the Participant's rights under the Award, unless the Administrator expressly reserved the right to do so at the time the Award was granted. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange requirements), as determined by the Administrator.

10.   OTHER COMPENSATION ARRANGEMENTS

        The existence of the Plan or the grant of any Award will not in any way affect the Company's right to award a person bonuses or other compensation in addition to Awards under the Plan.

11.   MISCELLANEOUS

        (a)   Waiver of Jury Trial. By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit disputes arising under the terms of the Plan or any Award made hereunder to binding

arbitration or as limiting the ability of the Company to require any eligible individual to agree to submit such disputes to binding arbitration as a condition of receiving an Award hereunder.

(b)   **Limitation of Liability.** Notwithstanding anything to the contrary in the Plan, neither the Company, nor any Affiliate, nor the Administrator, nor any person acting on behalf of the Company, any Affiliate, or the Administrator, shall be liable to any Participant or to the estate or beneficiary of any Participant or to any other holder of an Award by reason of any acceleration of income, or any additional tax (including any interest and penalties), asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code, or otherwise asserted with respect to the Award.

(c)   **Rule 16b-3.** During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards pursuant to the Plan and the exercise of any Awards granted hereunder that would otherwise be subject to Section 16(b) of the Exchange Act will qualify for exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Administrator does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative with respect to such Awards to the extent permitted by law and deemed advisable by the Administrator, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Administrator may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

12.   ESTABLISHMENT OF SUB-PLANS

The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan setting forth (i) such limitations on the Administrator's discretion under the Plan as the Board deems necessary or desirable and (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction (as determined by the Administrator) and the Company shall not be required to provide copies of any supplement to Participants in any jurisdiction that is not affected.

13.   GOVERNING LAW

Except as otherwise provided by the express terms of an Award agreement or under a sub-plan described in Section 12, the provisions of the Plan and of Awards under the Plan and all claims or disputes arising out of or based upon the Plan or any Award under the Plan or relating to the subject matter hereof or thereof will be governed by and construed in accordance with the domestic substantive laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

EXHIBIT A
Definition of Terms

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

"Administrator": The Compensation Committee, which may delegate (i) to one or more of its members (or one or more other members of the Board) such of its duties, powers and responsibilities as it may determine; (ii) to one or more officers of the Company the power to grant rights or options to the extent permitted by Section 157 (c) of the Delaware General Corporation Law; and (iii) to such Employees or other persons as it determines such ministerial tasks as it deems appropriate; except that the Board may establish a committee in accordance with Section 141(c) of the Delaware General Corporation Law and may delegate to such committee the power and authority to grant awards to participants other than officers (within the meaning of Rule 16a-1(f) of the Exchange Act), executive officers (within the meaning of Rule 3b-7 of the Exchange Act) and Directors to the extent of the Board's delegation to such committee as so established. In the event of any delegation described in the preceding sentence, the term "Administrator" shall include the person or persons so delegated to the extent of such delegation.

"Affiliate": Any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) and Section 414(c) of the Code, except that in determining eligibility for the grant of an Award by reason of service for an Affiliate, Sections 414(b) and 414(c) of the Code shall be applied by substituting "at least 50%" for "at least 80%" under Section 1563(a)(1), (2) and (3) of the Code and Treas. Regs. § 1.414(c)-2; *provided*, that to the extent permitted under Section 409A, "at least 20%" shall be used in lieu of "at least 50%"; *and further provided*, that the lower ownership threshold described in this definition (50% or 20% as the case may be) shall apply only if the same definition of affiliation is used consistently with respect to all compensatory stock options or stock awards (whether under the Plan or another plan). The Company may at any time by amendment provide that different ownership thresholds (consistent with Section 409A) apply but any such change shall not be effective for twelve (12) months.

"Amendment Date": March 3, 2015, which is date on which the Board adopted the Plan.

"Award": Any or a combination of the following:

> (i) Stock Options.

> (ii) SARs.

> (iii) Restricted Stock

> (iv) Unrestricted Stock.

> (v) Stock Units, including Restricted Stock Units.

> (vi) Performance Awards.

> (vii) Cash Awards.

> (viii) Awards (other than Awards described in (i) through (vi) above) that are convertible into or otherwise based on Stock.

"Board": The Board of Directors of the Company.

"Cash Award": An Award denominated in cash.

"Cause": In the case of any Participant, unless a defined term "cause" is set forth in a Participant's Award or employment agreement in which case such definition shall govern, a termination by the Company or an Affiliate of the Participant's Employment or a termination by the Participant of the Participant's Employment, in either case following the occurrence of any of the following events: (i) the Participant's willful and continued failure to perform, or gross negligence or willful misconduct in the performance of, his or her material duties with respect to the Company or an Affiliate which, if curable, continues beyond ten business days after a written demand for substantial performance is delivered to the Participant by the Company; (ii) Participant's conviction of, or a plea of nolo contendere to, a crime constituting a felony under the laws of the United States or any state thereof; (iii) the Participant's committing or engaging in any act of fraud, embezzlement, theft or other act of dishonesty that causes

material injury, monetarily or otherwise, to the Company or an Affiliate; (iv) the Participant's breach of his or her noncompetition or nonsolicitation obligations in any agreement with the Company that causes material injury, monetarily or otherwise, to the Company or an Affiliate; (v) a violation by the Participant of the code of conduct of the Company or its subsidiaries or any policy of the Company or its subsidiaries, or of any statutory or common law duty of loyalty to the Company or its subsidiaries; or (vi) other conduct by the Participant that could reasonably be expected to be harmful to the business, interests or reputation of the Company.

"Code": The U.S. Internal Revenue Code of 1986, as from time to time amended and in effect, or any successor statute as from time to time in effect.

"Company": LPL Financial Holdings Inc.

"Compensation Committee": The Compensation and Human Resources Committee of the Board.

"Competitive Activity": Engaging, directly or indirectly, alone or as principal, agent, employee, employer, consultant, investor, partner or manager, or providing advisory or other services to, or owning any stock or any other ownership interest in, or making any financial investment in any business (or entity) that engages in any business in which the Company and its subsidiaries are engaged, or that provides any material products and/or services that the Company or its subsidiaries were actively developing or designing (provided that where such Competitive Activity occurs following termination of Employment, the Competitive Activity shall be determined at the date of termination); *provided, however,* that the foregoing shall not restrict the Participant from owning less than two percent (2%) of the outstanding securities of any class of securities listed on a national exchange or inter-dealer quotation system.

"Covered Transaction": Any of (i) a consolidation, merger, or similar transaction or series of related transactions, including a sale or other disposition of stock, in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company's then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, in each case by other than an Affiliate, (ii) a sale or transfer of all or substantially all the Company's assets, or (iii) a dissolution or liquidation of the Company. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Administrator), the Covered Transaction will be deemed to have occurred upon consummation of the tender offer.

"Director": A member of the Board.

"Employee": Any person who is employed by the Company or an Affiliate.

"Employment": A Participant's employment or other service relationship with the Company and its Affiliates. Employment will be deemed to continue, unless the Administrator expressly provides otherwise, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 5 to the Company or any of its Affiliates. If a Participant's employment or other service relationship is with an Affiliate and that entity ceases to be an Affiliate, the Participant's Employment will be deemed to have terminated when the entity ceases to be an Affiliate unless the Participant transfers Employment to the Company or its remaining Affiliates. Notwithstanding the foregoing and the definition of "Affiliate" above, in construing the provisions of any Award relating to the payment of "nonqualified deferred compensation" (subject to Section 409A) upon a termination or cessation of Employment, references to termination or cessation of employment, separation from service, retirement or similar or correlative terms shall be construed to require a "separation from service" (as that term is defined in Section 1.409A-1(h) of the Treasury Regulations, after giving effect to the presumptions contained therein) from the Company and from all other corporations and trades or businesses, if any, that would be treated as a single "service recipient" with the Company under Section 1.409A-1(h)(3) of the Treasury Regulations. The Company may, but need not, elect in writing, subject to the applicable limitations under Section 409A, any of the special elective rules prescribed in Section 1.409A-1(h) of the Treasury Regulations for purposes of determining whether a "separation from service" has occurred. Any such written election shall be deemed a part of the Plan.

"Exchange Act": The Securities Exchange Act of 1934, as from time to time amended and in effect, or any successor statute as from time to time in effect.

"Existing Plans": LPL Investment Holdings Inc. 2005 Stock Option Plan for Non-Qualified Stock Options; LPL Investment Holdings Inc. 2005 Stock Option Plan for Incentive Stock Options; LPL Investment Holdings Inc. 2008 Stock Option Plan; and LPL Investment Holdings Inc. Advisor Incentive Plan.

"ISO": A Stock Option intended to be an "incentive stock option" within the meaning of Section 422. Each Stock Option granted pursuant to the Plan will be treated as providing by its terms that it is to be an NSO unless, as of the date of grant, it is expressly designated as an ISO.

"NSO": A Stock Option that is not intended to be an "incentive stock option" within the meaning of Section 422.

"Participant": A person who is granted an Award under the Plan.

"Performance Award": An Award subject to Performance Criteria. The Compensation Committee in its discretion may grant Performance Awards that are intended to qualify for the performance-based compensation exception under Section 162(m) and Performance Awards that are not intended so to qualify.

"Performance Criteria": Specified criteria, other than the mere continuation of Employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. For purposes of Awards that are intended to qualify for the performance-based compensation exception under Section 162(m), a Performance Criterion will mean an objectively determinable measure (or measures) of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or equity expense, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios, including ratios that measure operating income or profit, including on an after-tax basis; one or more relative measures of revenues and earnings, including "gearing" measures based on revenues or earnings, in each case before or after deduction of any portion of revenues or earnings; pre-tax net income; after-tax net income; operating revenue growth; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; earnings per share, stockholder return or value; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; increase in assets under management, administration or custody; changes between years or periods that are determined with respect to any of the foregoing; and any derivations of any of the foregoing. A Performance Criterion and any targets with respect thereto determined by the Administrator need not be based upon an increase, a positive or improved result or avoidance of loss. To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), the Administrator may provide in the case of any Award intended to qualify for such exception that one or more of the Performance Criteria applicable to such Award will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period that affect the applicable Performance Criterion or Criteria.

"Plan": The LPL Financial Holdings Inc. Amended and Restated 2010 Omnibus Equity Incentive Plan, as from time to time amended and in effect.

"Restricted Stock": Stock subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified conditions are not satisfied.

"Restricted Stock Unit": A Stock Unit that is, or as to which the delivery of Stock or cash in lieu of Stock is, subject to the satisfaction of specified performance or other vesting conditions.

"Retirement": Unless otherwise defined in a Participant's Award agreement, termination of Employment other than for Cause following (a) attainment of age sixty-five (65) and completion of five (5) years of continuous

service with the Company, or (b) in the case of any Award granted on or after the Amendment Date, attainment of age fifty-five (55) and completion of ten (10) years of continuous service with the Company.

"SAR": A right entitling the holder upon exercise to receive an amount (payable in cash or in shares of Stock of equivalent value or a combination thereof) equal to the excess of the fair market value of the shares of Stock subject to the right over the base value from which appreciation under the SAR is to be measured.

"Section 162(m)": Section 162(m) of the Code.

"Section 409A": Section 409A of the Code.

"Section 422": Section 422 of the Code.

"Stock": Common Stock of the Company, par value $0.001 per share.

"Stock Option": An option entitling the holder to acquire shares of Stock upon payment of the exercise price.

"Stock Unit": An unfunded and unsecured promise, denominated in shares of Stock, to deliver Stock or cash measured by the value of Stock in the future.

"Unrestricted Stock": Stock not subject to any restrictions under the terms of the Award.

LPL FINANCIAL HOLDINGS INC.

AMENDED AND RESTATED CORPORATE EXECUTIVE BONUS PLAN

Adopted by the Board of Directors on March 3, 2015

Section 1   Purpose of the Plan

The LPL Financial Holdings Inc. Corporate Executive Bonus Plan (the "Plan") is established to promote the interests of LPL Financial Holdings Inc. and its subsidiaries (collectively, the "Company") by creating a program of incentive compensation for designated officers and/or key executive employees of the Company and its subsidiaries that is directly related to the performance results of the Company and such employees. The Plan provides cash incentive awards with respect to a specified performance period, contingent upon continued employment and meeting certain corporate goals, to designated officers and/or key executives who make substantial contributions to the Company.

Section 2   Administration of the Plan

The Compensation and Human Resources Committee of the Board of Directors of the Company or a subcommittee thereof (the "Committee") shall administer the Plan. The Committee shall be composed solely of two or more "outside directors" within the meaning of Treasury Regulations Section 1.162-27 (or any successor regulation) and shall be appointed pursuant to the Bylaws of the Company and the Compensation and Human Resources Committee Charter. The Committee shall have discretionary authority to interpret the Plan, determine eligibility for awards under the Plan, determine the terms of and conditions applicable to any award under the Plan, establish rules and regulations to implement the Plan and take all actions and make all determinations deemed necessary or advisable for the administration of the Plan in its sole discretion. Any interpretation or decision of the Committee with respect to the Plan and any award under the Plan shall be final and binding on all parties who have an interest in the Plan.

Section 3   Bonus Awards

(a)   *Eligibility for Awards.* Awards under the Plan may be granted by the Committee to any employee who is an executive officer of the Company, as such term is defined under the Securities and Exchange Act of 1934, as amended (each, an "Eligible Employee"). Except in the event of retirement, death or disability, an individual in this position shall be eligible to participate in the Plan if he or she is an employee of the Company on the last day of the performance period. An individual who is on a leave of absence shall remain eligible to participate in the Plan, but his or her award under the Plan shall be adjusted as provided in Section 3(g).

(b)   *Form of Awards.* Bonus awards under the Plan shall be paid in cash, less applicable tax and other legally or contractually required withholdings and deductions.

(c)   *Bonus Formula.*

(i)   With respect to each award under the Plan, the performance criterion (or criteria) applicable to the award (as described in Section 3(c)(ii)), the performance period to which it relates, the target amount applicable to the award, the formula used to determine the amount or amounts payable under such award if the performance criterion (or criteria) is achieved, and all other terms and conditions applicable to the award as the Committee deems appropriate, subject, in each case to the terms of the Plan, shall be determined by the Committee within 90 days of the commencement of the applicable performance period, but in no event after 25% of the performance period has elapsed. Once the Committee has established the terms of such awards under the Plan in accordance with the foregoing sentence, it shall not thereafter adjust such terms, except to reduce payments, if any, under the awards in accordance with Section 3(e) or as otherwise permitted by Section 162(m) of the Internal Revenue Code of 1986, (the "Code"), to the extent applicable.

(ii)   The performance criterion (or criteria) may be different for each Eligible Employee and shall be an objectively determinable measure (or measures) of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or equity expense, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios, including ratios that measure operating income or profit, including on an after-tax basis; one or more relative measures of revenues and earnings, including "gearing" measures based on revenues or earnings, in each case before or after deduction of any portion of revenues or earnings; pre-tax net income; after-tax net income; operating revenue growth; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; earnings per share, stockholder return or value; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; increase in assets under management, administration or custody; changes between years or periods that are determined with respect to any of the foregoing; and any derivations of any of the foregoing. The performance criterion (or criteria) and any targets with respect thereto need not be based upon an increase, a positive or improved result or avoidance of loss. To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m) of the Code, to the extent applicable, the Committee may provide that one or more of the performance criteria applicable to any award under the Plan will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period that affect the applicable performance criterion or criteria.

(iii)   The formula for any award under the Plan may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts and any unusual, nonrecurring gain or loss, and will be based on accounting rules and related Company accounting policies and practices in effect on the date the formula is approved by the Committee.

(d)   *Maximum Awards*. The maximum award that may be paid to any Eligible Employee under the Plan for any fiscal year shall not exceed $10,000,000.

(e)   *Power to Reduce Awards*. Notwithstanding anything to the contrary contained in the Plan, the Committee shall have the power, in its sole discretion, after determining the amount that would otherwise be payable under any award under the Plan, to reduce the actual payment, if any, to be made under such award to any Eligible Employee, including the chief executive officer (and to determine that no amount shall be payable to such Eligible Employee). In the event of such a reduction, the amount of such reduction shall not increase the amounts payable to other Eligible Employees under the Plan.

(f)   *Entitlement*. An Eligible Employee shall be entitled to payment under any bonus award under the Plan only after the Committee (i) has determined whether and to what extent the performance criteria have been satisfied, (ii) to the extent required by Section 162(m) of the Code, to the extent applicable, has certified that the applicable performance criteria have been satisfied, and (iii) has approved the actual payment, if any, under the award. In accordance with Section 3(e), the actual payment of an award under the Plan may be less than (but in no event more than) the amount indicated by the level of achievement under the award as certified by the Committee pursuant to this Section 3(f). No amount may be paid under any award unless such certification requirement has been satisfied pursuant to this Section 3(f), except as provided by the Committee consistent with the requirements of Section 162

(m) of the Code, to the extent applicable.

(g)   *Termination of Employment and Leaves of Absence.* Except in the event of retirement, death or disability, if an employee ceases to be employed by the Company for any reason on or before the date when the bonus is earned, then he or she shall not earn or receive any bonus under the Plan. If an Eligible Employee is on a leave of absence for a portion of the relevant performance period, the bonus to be awarded under the Plan may be prorated to reflect only the time when he or she was actively employed and not any period when he or she was on leave. In the event of retirement, death or disability before the last day of the relevant performance period, the Committee shall have the sole discretion to award any bonus under the Plan.

(h)   *Payment of Awards.* Bonus awards under the Plan shall be paid to each Eligible Employee within seventy-five (75) days after the close of the performance period, regardless of whether the individual had remained in employee status through the date of payment.

Section 4   Forfeiture; No Employment Rights

(a)   *Forfeiture.* Awards under the Plan are subject to forfeiture, termination and rescission, and an Eligible Employee will be obligated to return to the Company payments received with respect to awards, in each case (i) to the extent provided by the Committee in connection with (A) a breach by the Eligible Employee of an award agreement or the Plan, or any non-competition, non-solicitation, confidentiality, or similar covenant or agreement with the Company or an affiliate or (B) an overpayment to the Eligible Employee of incentive compensation due to inaccurate financial data, (ii) in accordance with the Company's Recoupment Policy, as such policy may be amended and in effect from time to time, or (iii) as otherwise required by law or applicable stock exchange listing standards, including, without limitation, Section 10D of the Securities Exchange Act of 1934, as amended. Each Participant, by accepting an award under the Plan agrees to return the full amount required under this Section 4(a) at such time and in such manner as the Committee shall determine in its sole discretion.

(b)   *No Employment Rights.* No person shall have any claim or right to be granted an award, nor shall the selection for participating in the Plan for any performance period be construed as giving an Eligible Employee the right to be retained in the employ or service of the Company or an affiliate for that performance period or for any other period. The loss of an award will not constitute an element of damages in the event of termination of employment for any reason, even if the termination is in violation of an obligation of the Company or an affiliate to the Eligible Employee.

Section 5   General Provisions

(a)   *Section 162(m).* The Plan and any award under the Plan will be construed and administered to the maximum extent permitted by law in a manner consistent with qualifying the award for the exemption for performance-based compensation under Section 162(m) of the Code, to the extent applicable, notwithstanding anything to the contrary in the Plan.

(b)   *Plan Amendments.* The Committee may at any time amend, suspend or terminate the Plan, provided that it must do so in a written resolution and such action shall not adversely affect rights and interests of Eligible Employees to individual bonuses approved by the Committee pursuant to Section 3(g) prior to such amendment, suspension or termination. Stockholder approval shall be obtained for any amendment to the extent necessary and desirable to qualify the awards under the Plan as performance-based compensation under Section 162(m) of the Code and to comply with applicable laws, regulations or rules.

(c)   *Limitation on Liability.* Neither the Company, nor any affiliate, nor the Committee, nor any person acting on behalf of the Company, any affiliate, or the Committee, will be liable for any adverse or other consequences to any Eligible Employee or to the estate or beneficiary of any Eligible

Employee, or to any other holder of an award under the Plan that may arise or otherwise be asserted with respect to an award, including, but not limited to, by reason of the application of Section 4 or any acceleration of income or any additional tax (including any interest and penalties) asserted by reason of the failure of an award to satisfy the requirements of Section 409A of the Code or by reason of Section 4999 of the Code.

(d)   *Benefits Unfunded.* No amounts awarded or accrued under the Plan shall be funded, set aside or otherwise segregated prior to payment. The obligation to pay the bonuses awarded under the Plan shall at all times be an unfunded and unsecured obligation of the Company. Eligible Employees shall have the status of general creditors and shall look solely to the general assets of the Company for the payment of their bonus awards under the Plan.

(e)   *Termination.* The Committee may, in its discretion, terminate the Plan at any time.

(f)   *Benefits Nontransferable.* No Eligible Employee shall have the right to alienate, pledge or encumber his or her interest in the Plan, and such interest shall not (to the extent permitted by law) be subject in any way to the claims of the employee's creditors or to attachment, execution or other process of law.

(g)   *Exclusive Agreement.* The Plan document is the full and complete agreement between the Eligible Employees and the Company on the terms described herein.

(h)   *Governing Law.* The Plan and any actions taken in connection herewith shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of laws principals thereof.

(i)   *Effective Date.* The Plan was adopted by the Board of Directors of the Company on March 3, 2015 and will be effective as of such date, subject to its approval by the Company's shareholders at the Company's annual meeting in 2015.

 **LPL Financial**

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m., Eastern Time, on May 10, 2015.

Vote by Internet

- Go to **www.envisionreports.com/LPLA**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free **1-800-652-VOTE (8683)** within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

| X |

Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET **OR** TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A **Proposals — The Board recommends a vote FOR all nominees in Proposal 1, as applicable, and FOR Proposals 2, 3, 4 and 5.**

1. Election of Directors. Please mark your vote for each of the eight (8) director nominees listed.

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - Richard W. Boyce	☐	☐	☐	02 - John J. Brennan	☐	☐	☐	03 - Mark S. Casady	☐	☐	☐
04 - H. Paulett Eberhart	☐	☐	☐	05 - Anne M. Mulcahy	☐	☐	☐	06 - James S. Putnam	☐	☐	☐
07 - James S. Riepe	☐	☐	☐	08 - Richard P. Schifter	☐	☐	☐				



	For	Against	Abstain		For	Against	Abstain
2. Approve the amendment and restatement of the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan.	☐	☐	☐	3. Approve the amendment and restatement of the LPL Financial Holdings Inc. Corporate Executive Bonus Plan.	☐	☐	☐
4. Ratify the appointment by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015.	☐	☐	☐	5. Approve, in an advisory vote, the compensation paid to Company's named executive officers.	☐	☐	☐

B **Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below**

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

IF VOTING BY MAIL, YOU **MUST** COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.



1 U P X



02110A

If you plan to attend the Annual Meeting, please be sure to RSVP via email to lplfinancialannualmeeting@lpl.com. Please include your name and phone number in your email. A confirmation, including driving directions and additional meeting information, will be emailed to registered participants.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET <u>OR</u> TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — LPL Financial Holdings Inc.



Notice of 2015 Annual Meeting of Stockholders
75 State Street, Boston, Massachusetts 02109

Proxy Solicited by the Board of Directors for the 2015 Annual Meeting of Stockholders — May 11, 2015

David P. Bergers and Gregory M. Woods, and each of them with power to act without the other and with the power of substitution (the "Proxies"), are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the 2015 Annual Meeting of Stockholders (the "Annual Meeting") of LPL Financial Holdings Inc. (the "Company") to be held on May 11, 2015 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted as directed by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees in Proposal 1, as applicable, and FOR Proposals 2, 3, 4 and 5.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

(Items to be voted appear on reverse side.)

C **Non-Voting Items**

Change of Address — Please print your new address below.	Comments — Please print your comments below.	Meeting Attendance
		Mark the box to the right if you plan to attend the Annual Meeting. ☐

 **IF VOTING BY MAIL, YOU <u>MUST</u> COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.**













LPL Financial

IMPORTANT ANNUAL MEETING INFORMATION

Vote by Internet
- Go to **www.envisionreports.com/LPLA**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Annual Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the LPL Financial Holdings Inc. Annual Meeting of Stockholders to be Held on Monday, May 11, 2015.

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual stockholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to stockholders are available at:

www.envisionreports.com/LPLA

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.

Step 1: Go to **www.envisionreports.com/LPLA** to view the materials.
Step 2: Click on **Cast Your Vote or Request Materials**.
Step 3: Follow the instructions on the screen to log in.
Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before May 1, 2015 to facilitate timely delivery.

0211QC

Annual Meeting Notice

The 2015 Annual Meeting of Stockholders of LPL Financial Holdings Inc. (the "Company") will be held on Monday, May 11, 2015 at the offices of the Company, 75 State Street, Boston, MA 02109, at 3:00 p.m. Eastern Time.

Proposals to be voted on at the meeting are listed below along with the recommendations of the Company's Board of Directors (the "Board").

The Board recommends a vote FOR all nominees in Proposal 1, as applicable, and FOR Proposals 2, 3, 4 and 5.

1. Elect all eight director nominees named in the proxy statement to the Board.

2. Approve the amendment and restatement of the Company's 2010 Omnibus Equity Incentive Plan.

3. Approve the amendment and restatement of the Company's Corporate Executive Bonus Plan.

4. Ratify the appointment by the Audit Committee of the Board of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015.

5. Approve, in an advisory vote, the compensation paid to our named executive officers.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

If you plan to attend the Annual Meeting, please be sure to RSVP via email to lplfinancialannualmeeting@lpl.com. Please include your name and phone number in your email. A confirmation, including driving directions and additional meeting information, will be emailed to registered participants.



Here's how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

→ **Internet** – Go to **www.envisionreports.com/LPLA**. Click "Cast Your Vote" or "Request Materials." Follow the instructions to log in and order a copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send email to investorvote@computershare.com with "Proxy Materials LPL Financial Holdings Inc." in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by May 1, 2015.

0211QC